Securities Act File No.  333-224465
Investment Company Act File No.  811-23347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 3
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒ Amendment No. 6
Hedge Fund Guided Portfolio Solution
(Exact name of Registrant as specified in charter)
900 North Michigan Avenue, Suite 1100
Chicago, Illinois 60611
(Address of principal executive offices) (Zip code)
Registrant’s telephone number, including area code: (312) 506-6500

Girish S. Kashyap Grosvenor Registered Funds 900 North Michigan Avenue Suite 1100 Chicago, Illinois 60611	George J. Zornada, Esq. K&L Gates LLP State Street Financial Center One Lincoln Street Boston, Massachusetts 02111-2950
(Name and address of agent for service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box: ☒
It is proposed that this filing will become effective when declared effective pursuant to Section 8(c) of the Securities Act of 1933.

________________________________________________________

Calculation of Registration Fee under the Securities Act of 1933

TITLE OF SECURITIES BEING REGISTERED(1)	AMOUNT BEING REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(2)	AMOUNT OF REGISTRATION FEE(3)
Class A Shares and Class I Shares of beneficial interest	50,000,000	$10.00	$500,000,000	$62,250.00

(1)
Amount of unsold shares of beneficial interest being carried forward by this filing. With exemptive relief from the Securities and Exchange Commission permitting Registrant to offer multiple classes of shares of beneficial interest, the offering currently includes the following share classes: Class A Shares and Class I Shares. In the future, other classes of shares of beneficial interest of the Fund may be registered and included in the offering.

(2)	Estimated solely for purposes of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid in filings on April 26, 2018, and July 6, 2018.

Preliminary Prospectus	Subject to Completion	Dated February 15, 2019

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

HEDGE FUND GUIDED PORTFOLIO SOLUTION

PROSPECTUS
[ __ ]

Class A Shares
Class I Shares

	The Fund’s Price to Public(1)	Sales Load(2)	Proceeds to the Fund (3)(4)
Per Class I Share	At Current NAV	None	Amount Invested at Current NAV
Per Class A Share	At Current NAV	1.00%	Amount Invested at Current NAV
Total	$500,000,000	$5,000,000	$495,000,000

(1)
Class A Shares and Class I Shares are offered monthly at net asset value (“NAV”), plus any applicable sales load for Class A Shares. NAV will vary over time and will also differ between the two classes. The minimum initial investment is $25,000. The minimum subsequent investment is $1,000. In certain instances, the Fund may, as determined by the Board of Trustees, waive the minimum initial investment amount or subsequent minimum investment amounts (See “PURCHASING SHARES—Purchase Terms”).  Each prospective investor is required to certify that the Shares purchased are being acquired directly or indirectly for the account of an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, or an investor whose purchase is directed by a registered investment adviser acting in a fiduciary capacity.

(2)
Class A Shares may be subject to a sales load of up to 1.00% of the public offering price. Prospective Shareholders may qualify for sales load reductions or waivers on Class A Shares. Any sales load will not be part of a Shareholder’s investment in the Fund. The specific amount of the sales load will be determined in accordance with “Purchasing Shares - How Sales Load Reductions and Waivers for Class A Shares are Calculated,” which includes specific sales load information applicable to Selling Agents (defined herein) and other discount information. The sales load will neither constitute an investment made by the Shareholder nor form part of the assets of the Fund.

(3)
Assumes sale at the NAV of all Shares currently registered and the maximum sales load incurred, as applicable.  The proceeds may differ from those shown if other than the maximum sales load is paid, not only Class A Shares are sold, and/or NAV varies.

(4)	See “The Distributor” regarding distribution-related compensation.
Hedge Fund Guided Portfolio Solution (the “Fund”) is a “fund of hedge funds” that enables qualified investors, through one investment, to participate in a portfolio of private investment funds managed by a professionally selected group of managers. An investment in the Fund is speculative and involves substantial risks. (See “Types of Investments and Related Risk Factors.”)  In making an investment decision, investors must rely upon their own examination of the Fund and the terms of the offering, including the merits and risks involved. It is possible that a holder of the Fund’s shares (a “Shareholder”) may lose some or all of his, her or its investment and that the Fund may not achieve its investment objective.  Shares of beneficial interest (“Shares”) in the Fund have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any other Federal or state governmental agency or regulatory authority or any national securities exchange. No agency, authority or exchange has passed upon the accuracy or adequacy of this Prospectus or the merits of an investment in the Shares offered hereby. Any representation to the contrary is a criminal offense.

GRV Securities LLC (“Distributor”) serves as the distributor of Shares on a best efforts basis, subject to various conditions. Shares may be purchased through the Distributor or selling agents (“Selling Agents”) that have entered into selling agreements with the Distributor or though intermediary platforms managed by the Selling Agents that offer a variety of funds (“Intermediary Platforms”). Neither the Distributor nor any other broker or dealer is obligated to buy Shares. In consideration for distribution and investor services in connection with Class A Shares of the Fund, the Fund pays the Distributor or a designee a monthly fee equal to 0.75% per annum of the aggregate net asset value of the Fund’s Class A Shares outstanding, determined as of the last calendar day of each month. Grosvenor Capital Management, L.P. (the “Adviser” or “GCMLP”) (or its affiliates) may pay from their own resources additional compensation, either at the time of sale or on an ongoing basis, to the Selling Agents and Intermediary Platforms in connection with sales of Shares or servicing of investors. These revenue sharing arrangements may result in receipt by the Selling Agents and Intermediary Platforms and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their selling of shares of a different investment fund. A prospective investor with questions regarding these revenue sharing arrangements may obtain additional detail by contacting his, her or its intermediary directly. Prospective investors also should be aware that these payments could create incentives on the part of an intermediary to view the Fund more favorably relative to investment funds not making payments of this nature or making smaller such payments.

This Prospectus provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and retain it for future reference. Additional information about the Fund is included in the Fund’s statement of additional information (“SAI”), dated [ ____ ], which has been filed with the SEC. The Fund’s SAI and annual and semi-annual reports, and the financial statements (when they are available) will be available upon request and without charge by visiting the SEC’s website (http://www.sec.gov) or by writing to the Fund at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 or by calling the Fund at (312) 506-6500. The Fund does not maintain a website to offer its SAI and shareholder reports, as the Fund is not necessarily a suitable investment for all investors. Investors may also make written or telephonic inquiries or request other information about the Fund at this address and telephone number. The Funds SAI is incorporated by reference into (made a legal part of) this Prospectus in its entirety. The table of contents of the SAI appears at the end of this Prospectus.

For a discussion of certain risk factors and special considerations with respect to owning the Shares, see the “Types of Investments and Related Risk Factors,” and “Additional Risk Factors” sections of this Prospectus.  Additionally, the Fund may utilize leverage and leverage involves special risks.  (See “Types of Investments and Related Risk Factors - Leverage”).
The Shares are subject to substantial restrictions on transferability and resale, and may not be transferred or resold except as permitted under the Fund’s organizational instrument, the Securities Act of 1933, as amended (the “1933 Act”), and applicable state securities laws, pursuant to registration or exemption from these provisions. To provide a limited degree of liquidity to Shareholders, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Fund’s board of Trustees (the “Board of Trustees”), in its sole discretion. However, Shareholders do not have the right to require the Fund to redeem any or all of their Shares.

TO ALL INVESTORS
Shares are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Shares are not deposits or other obligations of, and are not guaranteed by any bank. Shares are subject to investment risks, including the possible loss of the full amount invested.
This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Shares in any jurisdiction in which such offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make such offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus, the SAI or the exhibits hereto.
Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his or her own professional advisors as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for such investor.
Shares have only limited liquidity and are subject to substantial restrictions on transferability and resale. They may not be transferred or resold except as permitted under the Declaration of Trust, the 1933 Act and applicable state securities laws, pursuant to registration or exemption there from. Investors may be required to bear the financial risks of this investment indefinitely.

*          *          *

Table of Contents
SUMMARY OF TERMS	1
SUMMARY OF FUND EXPENSES	15
FINANCIAL HIGHLIGHTS	17
THE FUND	18
INVESTMENT PROGRAM	19
TYPES OF INVESTMENTS AND RELATED RISK FACTORS	42
INVESTMENT POLICIES AND RESTRICTIONS	53
ADDITIONAL RISK FACTORS	54
BOARD OF TRUSTEES	63
THE ADVISER	69
INVESTMENT ADVISORY AGREEMENT	70
PORTFOLIO MANAGERS	71
CONFLICTS OF INTEREST	73
PROXY VOTING	92
BROKERAGE	96
FEES AND EXPENSES	97
ADMINISTRATOR AND TRANSFER AGENT	99
NET ASSET VALUATION	100
PURCHASING SHARES	102
REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS	105
DISTRIBUTIONS	110
TAXES	111
ERISA CONSIDERATIONS	121
SUMMARY OF DECLARATION OF TRUST	123
ADDITIONAL INFORMATION	125
TABLE OF CONTENTS STATEMENT OF ADDITIONAL INFORMATION	126

SUMMARY OF TERMS

The following summary is qualified by the detailed information appearing elsewhere in this prospectus (the “Prospectus”) and in the statement of additional information and by the terms and conditions of the Declaration of Trust of Hedge Fund Guided Portfolio Solution (the “Declaration of Trust”). You should read the Prospectus before investing and retain it for future reference.
The Fund
Hedge Fund Guided Portfolio Solution (the “Fund”) is a newly formed Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.

Pursuant to an exemptive order issued by the Securities and Exchange Commission (“SEC”), the Fund offers and sells two separate classes of shares of beneficial interests (the “Shares”) designated as Class A (“Class A Shares”) and Class I (“Class I Shares”) to Eligible Investors, as defined below. (See “Summary of Terms — Shareholder Eligibility.”) Investors who purchase Shares in the Fund in the offering, and other persons who acquire Shares, will become shareholders of the Fund (“Shareholders”). Class A Shares and Class I Shares are subject to different fees and expenses. All Shares issued prior to December 1, 2018 have been designated as Class I Shares in terms of rights accorded and expenses borne.

The Fund is a specialized investment vehicle that combines many of the features of a private investment fund with those of a closed-end investment company. Like a private investment fund, the Shares will be sold only to qualified investors, and are subject to substantial restrictions on transfer. (See “Summary of Terms — Shareholder Eligibility.”)  Unlike a private investment fund but like other registered investment companies, however, the Fund (i) has registered under the 1940 Act to be able to offer Shares without limiting the number of Shareholders that can participate in its investment program; and (ii) has registered the Shares under the 1933 Act for public offer.

Investment Objective	The Fund’s investment objective is to seek absolute returns with low to moderate volatility and with minimal correlation to the global equity and fixed income markets while preserving capital.

Investment Strategies
Grosvenor Capital Management, L.P. (the “Adviser” or “GCMLP”) serves as investment adviser of the Fund. The Fund pursues its investment objectives principally through a multi-manager, multi-strategy program of investment in a group of limited liability private investment vehicles that are generally considered hedge funds (each, an “Investment Fund”), managed by third-party investment management firms that are unaffiliated with the Adviser (each, an “Investment Manager”).  For purposes of the Fund’s name and its below investment policy with respect to Investment Funds, the Fund excludes from the term hedge fund private funds that primarily invest in private equity, such as private equity funds and venture funds.

The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in Investment Funds. The Fund will provide Shareholders with at least 60 days prior notice of any change in the policy.

The Fund may utilize targeted allocations for purposes of determining how to pursue its investment strategies.  The targeted allocations will vary depending on a variety of factors, including current market conditions, and the Fund may

1

SUMMARY OF TERMS

alter its targeted allocations at any time.

The Fund seeks to implement its investment objective by investing in Investment Funds that will invest both long and short, in a wide range of “alternative” investment strategies, including Equity Hedge, Event Driven, Relative Value, and Macro strategies. The following generally summarizes these investment strategies. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Investment Managers.

Equity Hedge: Investment Funds that pursue an equity hedge strategy maintain positions both long and short, with a general primary focus on equity and equity derivative securities. A wide variety of investment processes can be employed to arrive at an investment decision, including both quantitative and fundamental techniques. Strategies can also be broadly diversified or narrowly focused on specific sectors and can range broadly in terms of levels of net exposure, leverage employed, holding period, concentrations of market capitalizations and valuation ranges of typical portfolios. Investment Funds’ pursuing an equity hedge strategy would typically maintain at least 50% exposure to, and may in some cases be entirely invested in, equities, both long and short.

Event Driven: Investment Funds that pursue an event driven investment strategy generally maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. The Investment Funds may hold security types ranging from the most senior in the capital structure to most junior or subordinated, and may involve additional derivative securities. Event driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment Funds that pursue an event driven strategy are typically based on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure.

Relative Value: Investment Funds that pursue a relative value strategy maintain positions where the investment thesis is predicated on realization of a valuation discrepancy in the relationship between multiple securities. Investment Funds pursuing a relative value strategy employ a variety of fundamental and quantitative techniques to establish investment theses; security types range broadly across equity, fixed income, derivative or other security types. Fixed income strategies are typically quantitatively driven to measure the existing relationship between instruments and, in some cases, identify attractive positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment Manager. Relative value positions may be involved in corporate transactions also, but as opposed to Event driven exposures, the investment thesis is predicated on realization of a pricing discrepancy between related securities, instead of to the outcome of the corporate transaction.

Macro: Investment Funds that trade a broad range of strategies where the investment process is predicated on movements in underlying economic variables and the impact these have on equity, fixed income, hard currency and commodity markets. Macro Investment Funds employ a variety of techniques, both discretionary and systematic analysis, combinations of top down and bottom up theses, quantitative and fundamental approaches and long and short term holding periods. Although some strategies employ relative value

2

SUMMARY OF TERMS

techniques, macro strategies are distinct from relative value strategies in that the primary investment thesis is based on predicted or future movements in the underlying instruments, rather than realization of a valuation discrepancy between securities. In a similar way, while both macro and equity hedge managers may hold equity securities, the overriding investment thesis is predicated on the impact movements in underlying macroeconomic variables may have on security prices, as opposed to equity hedge, in which the fundamental characteristics on the company that are the most significant are integral to the investment thesis.

Potential for Investment in Other Strategies. The Adviser may seek to identify and exploit new strategies and sub-strategies that it believes may generate attractive long-term risk-adjusted returns, and may invest in Investment Funds utilizing any number of strategies. The foregoing list of strategies is not intended to be exhaustive and it is anticipated that the different types of strategies employed by the Investment Managers will evolve over time. The Adviser will implement and incorporate new strategies or a combination of strategies in a manner it deems advisable from time to time.

Many Investment Funds may have exposure to more than one alternative investment strategy or may have characteristics of more than one alternative investment strategy. Accordingly, there is a wide degree of discretion in how a particular Investment Fund is categorized or in how its capital is allocated among alternative investment strategies in reports compiled by the Adviser. Decisions on how to most appropriately characterize an Investment Fund are made by the Adviser in its sole discretion.

Investment Program
The Fund may allocate its assets among registered and unregistered Investment Funds. It is expected that the Investment Funds in which the Fund invests will not be registered under the 1940 Act and as such will not provide the same types of protections afforded by the 1940 Act, including the limitations on leverage and borrowing, independent board oversight and the limitations on affiliated transactions. The Fund may invest in Investment Funds offered as private funds in the United States that are not subject to substantial regulation in other countries as well as Investment Funds that are subject to substantial regulation such as UCITS funds based in the European Union and that adhere to the European Union Undertakings for Collective Investment in Transferable Securities as implemented by the jurisdiction where the Investment Fund is based.

Investment Manager Selection Process. GCMLP evaluates and monitors each Investment Manager to determine whether its investment program is consistent with the Fund’s investment objectives and whether its investment performance is satisfactory in the context of its chosen investment strategy. The Fund’s assets may be reallocated among Investment Managers, existing Investment Managers may be terminated and additional Investment Managers selected. (See “Summary of Terms — Management.”)

The Fund limits its investment position in any one Investment Fund to less than 5% of the Investment Fund’s outstanding voting securities, absent an order of the Securities and Exchange Commission (the “SEC”) (or assurances from the SEC staff) under which the Fund’s contribution and withdrawal of capital from an Investment Fund in which it holds 5% or more of the outstanding voting securities will not be subject to various 1940 Act prohibitions on affiliated transactions. The Fund does not have an order from the SEC permitting any affiliated transactions, and the Fund also is not required to adhere to this 5% investment limitation to the extent that it relies on certain SEC rules that provide exemptions from 1940 Act prohibitions on affiliated transactions. However, to, for example, facilitate investments in

3

SUMMARY OF TERMS
smaller Investment Funds deemed attractive by GCMLP, the Fund may purchase non-voting securities of, or irrevocably waive its right to vote some or all of its interests in, Investment Funds. Although the Fund may hold non-voting interests, the 1940 Act and the rules and regulations thereunder may nevertheless require the Fund to limit its position in any one Investment Fund, such that the Fund’s investments (aggregated with the investments of other affiliates of the Adviser) in an Investment Fund will not equal or exceed 25% of the Investment Fund’s assets, or such other percentage limit as may be determined by the Fund in consultation with its counsel. These restrictions may be changed by the board of trustees of the Fund (“Board of Trustees”), subject to limitations of applicable laws, rules or interpretations thereof.

Investment Fund Investment Practices. Unregistered private investment funds typically provide greater flexibility than traditional investment funds (e.g., registered investment companies) as to the types of investments that may be owned, the types of trading strategies that may be employed, and in some cases, the amount of leverage that may be used. The Investment Managers utilized by the Fund may invest and trade in a wide range of instruments and markets and may pursue various investment strategies.

The Investment Managers may use various investment techniques for hedging and non-hedging purposes. For example, an Investment Manager may sell securities short and purchase and sell options and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. Investing in derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments and, in a down market, derivative instruments could become harder to value or sell at a fair price. The use of these techniques may be an integral part of an Investment Manager’s investment program, and involve certain risks. The Investment Managers may use leverage, which also entails risk. (See “Types of Investments and Related Risk Factors.”)  The Investment Funds in which the Fund invests are not subject to the investment restrictions of the Fund and, unless registered under the 1940 Act, are not subject to any of the investment limitations imposed by the 1940 Act.

An investment in the Fund involves substantial risks and no assurance can be given that the Fund will achieve its investment objectives.

Potential Benefits of Investing in the Fund
By investing in the Fund, Shareholders gain access to Investment Managers whose services are not typically available to the general investing public, whose Investment Funds may be closed from time to time to new Shareholders or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. The Fund provides Shareholders the opportunity to participate in the investment programs of a professionally selected cross-section of Investment Managers without being subject to the high minimum investment requirements those Investment Managers typically would impose on Shareholders.

In addition to the potential benefits associated with the Investment Managers’ individual investment strategies, the Fund offers the potential benefit of asset allocation among a carefully selected group of Investment Managers, which may reduce the volatility inherent in a direct investment with any single Investment Manager.

The potential benefits of investing in the Fund must be weighed against the risks involved. (See “Types of Investments and Related Risk Factors” and “Additional Risk Factors.”)

Borrowings	The Fund may borrow money on a secured or unsecured basis for certain

4

SUMMARY OF TERMS

purposes, such as to address timing mismatches between inflows and outflows of capital to and from the Fund in connection with (i) investor subscriptions and repurchases/withdrawals, (ii) the Fund’s investment activities; and (iii) the payment of fees, expenses and other obligations of the Fund in the ordinary course of business. The Fund may not borrow for longer-term, strategic investment purposes or to generate out-sized returns. All interest and other fees charged under any line of credit or other borrowing arrangements will be paid by the Fund, as applicable. If the cash flows of the Fund are insufficient to meet required payments on a line of credit or other borrowing arrangements, the Fund could be forced to liquidate investments in Investment Funds at times or in amounts that are not advantageous to the Fund.

Risk Factors
The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the Fund’s investment objectives will be achieved. The Fund’s performance depends upon the performance of the Investment Funds in which the Fund invests, and GCMLP’s ability to select, allocate and reallocate effectively the Fund’s assets among them. Many factors will affect the performance of such Investment Funds. The value of an investment in the Fund will fluctuate with changes in the values of the Fund’s investments. (See “Types of Investments and Related Risk Factors.”)

An investment in the Fund involves the following general risks:

●	Economic and market conditions and factors may materially adversely affect the value of the Fund’s investments.

●	The possible failure of the investment strategies, techniques and practices employed by one or more Investment Managers.

●
Shareholders will bear all expenses of the Fund, subject to an expense limitation and reimbursement agreement between the Adviser and the Fund, in addition to fees and expenses associated with the Fund’s investment in the Investment Funds.

●
Investing in the Fund can result in loss of invested capital. Use of leverage, short sales and derivative transactions by Investment Managers, among other things, can result in significant losses to the Fund. (See “Types of Investments and Related Risk Factors - Leverage.”)

●
The Fund invests in Investment Funds that may not have diversified investment portfolios, thereby increasing investment risk. Furthermore, the Fund’s investment in a limited number of funds could result in greater volatility than funds investing in a broader range of funds.

●
The Fund has limited ability to assess the accuracy of the valuations received from certain Investment Funds with which the Fund invests. The net asset values received by the Fund from Investment Funds are typically estimates only and generally are not subject to revision. However, revisions in financial statements provided by Investment Funds may require the Fund’s financial statements to be revised. The Fund will use estimated valuations in its repurchase procedures, which are subject to adjustments.

●
There are special tax risks associated with an investment in the Fund, including the potential tax risks of investments in limited partnerships and/or the potential failure to meet the Subchapter M tests. (See “Taxes.”)

●
Cybersecurity breaches may allow an unauthorized party to gain access to the Fund’s assets, customer data, or proprietary information, or cause the Fund and/or its service providers to suffer data corruption or lose operational functionality. Operational risk may arise from human error,

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SUMMARY OF TERMS
error by third parties, communication errors, or technology failures, among other causes.

●
Shares are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. (See “Additional Risk Factors,” “Redemptions, Repurchases of Shares and Transfers” and “Taxes.”)  Liquidity will be provided to Shareholders only through repurchase offers made from time to time by the Fund in the discretion of the Board of Trustees. There is no assurance that a Shareholder tendering Shares for repurchase in connection with a repurchase offer made by the Fund will have those Shares repurchased in that repurchase offer.

●
An investor who meets the conditions imposed by the Investment Managers, including minimum initial investment requirements that may, in many cases, be substantially higher than the minimum investment of the Fund, could invest directly in Investment Funds or with Investment Managers. By investing in the Investment Funds indirectly through the Fund, a Shareholder bears a pro rata portion of the asset-based fee and other expenses of the Fund and also indirectly bears a pro rata portion of the asset-based fees, performance-based compensation and other expenses borne by the Fund as an investor in Investment Funds.

●	The fees and other expenses borne directly and indirectly by the Fund as an investor in Investment Funds may be higher than those of most other registered investment companies.

Investing in Investment Funds involves special risks, including the following:

●
Investment Funds generally will not be registered as investment companies under the 1940 Act. Therefore, the Fund, as an investor in Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as mutual funds.

●
An Investment Fund may, in some cases, concentrate its investments in a single industry, group of related industries, asset class or strategy. This increases the sensitivity of such Investment Fund’s investment returns to economic factors affecting that industry, group of industries, asset class or strategy. However, the Fund will adhere to its own investment restrictions with respect to concentration when investing in Investment Funds. (See “Investment Policies and Restrictions.”) The Fund will consider the investments of underlying Investment Funds when determining compliance with its own concentration policy, to the extent the Fund has sufficient information about such investments.  The Fund will make reasonable efforts to obtain information about concentration of such underlying investments.

●
An Investment Fund may experience a cybersecurity breach that could allow an unauthorized party to gain access to the Investment Fund’s assets, customer data, or proprietary information, or cause the Investment Fund and/or its service providers to suffer data corruption or lose operational functionality.

●	Operational risk may arise from human error, error by third parties, communication errors, or technology failures, among other causes.

●
GCMLP’s inability to gauge (due to limited position-level transparency) on a “real time” basis the specific strategy-related and/or position-level risks associated with positions held by the Investment Funds in which the Fund invests.

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SUMMARY OF TERMS
●
GCMLP receives detailed information from each Investment Manager regarding its investment performance and investment strategy. GCMLP may have little or no means of independently verifying information provided by Investment Managers and thus, may not be able to ascertain whether Investment Managers are adhering to their disclosed investment strategies and their investment and risk management policies. An Investment Manager may use proprietary investment strategies that are not fully disclosed to GCMLP, which may involve risks that are not anticipated by GCMLP.

●
The Fund relies primarily on information provided by Investment Managers and/or their independent administrator in valuing its investments in Investment Funds. There is a risk that inaccurate valuations provided by Investment Managers and/or their independent administrator could indirectly adversely affect the value of Shares and the amounts Shareholders receive upon the repurchase of Shares. Because Investment Funds generally provide net asset value information on a monthly basis, and may not provide detailed information on their investment positions except on an annual basis, the Fund generally will not be able to determine the fair value of its investments in Investment Funds or its net asset value other than as of the end of each month and may not be able to verify valuation information given to the Fund by Investment Managers and/or their independent administrator.

●
Investment Managers typically charge asset-based management fees, and typically also are entitled to receive performance-based compensation. The Fund, as an investor in Investment Funds, will be subject to these fees and allocations, which will reduce the investment returns of the Fund. These fees and allocations are in addition to the Advisory Fee the Fund pays to the Adviser.

●
The performance-based compensation to Investment Managers may create an incentive for Investment Managers to make investments that are riskier or more speculative than those that might have been made in the absence of performance-based compensation. In addition, because performance-based compensation is generally calculated on a basis that includes unrealized appreciation of an Investment Fund’s assets, the allocation may be greater than if it were based solely on realized gains.

●
Each Investment Manager will receive any performance-based compensation to which it is entitled, irrespective of the performance of the other Investment Managers and the Fund generally. Accordingly, an Investment Manager with positive performance may receive performance-based compensation from the Fund, and thus indirectly from the Shareholders in the Fund, even if the Fund’s overall returns are negative.

●
Investment decisions for the Investment Funds are made by the Investment Managers independently of each other. As a result, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold by another Investment Fund. Consequently, the Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result.

●
The Fund expects it may purchase non-voting securities of an Investment Fund or waive some or all of its right to vote its securities with respect to Investment Funds. Consequently, in that situation, it may not be able to vote (or would have its vote limited) on matters that require the approval of the investors in the Investment Fund, including matters that could

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SUMMARY OF TERMS
adversely affect the Fund’s investment in the Investment Fund.

●
The Fund may make additional investments in or effect withdrawals from Investment Funds only at certain specified times. The Fund may not be able to withdraw its investment in an Investment Fund promptly after it has made a decision to do so, which may result in a loss and adversely affect the Fund’s investment return.

●
Investment Funds may be permitted to distribute securities “in-kind” to investors making withdrawals of capital. Upon the Fund’s withdrawal of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would determine whether to attempt to liquidate the security, hold it in the Fund’s portfolio or distribute it to Shareholders in the Fund. In the event the Fund were to receive such securities from the Investment Fund, it would be required to dispose of such securities either through liquidation or by distributing such securities to Shareholders in connection with a repurchase by the Fund of all or a portion of Shares of Shareholders.

●	Delays in Investment Manager reporting may delay reports to Shareholders.

In view of the risks of investing in Investment Funds and other risks noted above, as well as the risks described in “Types of Investments and Related Risk Factors” and “Additional Risk Factors” that are not summarized above, there can be no assurance that the Fund will achieve its investment objectives. Thus, an investment in the Fund should be considered a speculative investment and Shareholders should invest in the Fund only if they can sustain a complete loss of their investment. The potential benefits of investing in the Fund must be weighed against the risks involved.

No guarantee or representation is made that the investment program of the Fund or any Investment Manager will be successful, that the various Investment Managers selected will produce positive returns or that the Fund will achieve its investment objectives.

Management
The Board of Trustees has oversight responsibility over the management and operations of the Fund. Any vacancy on the Board of Trustees may be filled by the remaining trustees except to the extent the 1940 Act requires the election of trustees by Shareholders. A majority of the trustees are persons who are not “interested persons” (as defined by the 1940 Act) of the Fund or the Adviser (the “Independent Trustees”). (See “Board of Trustees” and “Voting.”)

The Adviser
Grosvenor Capital Management, L.P. (“GCMLP”) serves as the investment adviser of the Fund and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. GCMLP’s sole general partner is GCM, L.L.C., a Delaware limited liability company. Grosvenor Holdings, L.L.C., an Illinois limited liability company (“Grosvenor Holdings”), is the sole member and manager of GCM, L.L.C. and, in that capacity, is responsible for the management of the day-to-day business and affairs of GCM, L.L.C. GCM, L.L.C., in turn, in its capacity as general partner of GCMLP, is responsible for the management of the day-to-day business and affairs of GCMLP. Grosvenor Capital Management Holdings, LLLP, an Illinois limited liability limited partnership (“GCMHLLLP”), is GCMLP’s sole limited partner. GCMH GP, LLC (“GCMHGP”), a Delaware limited liability company, is the sole general partner of GCMHLLLP, and Grosvenor Holdings is the sole member and manager of GCMHGP. The limited partners of GCMHLLLP are Grosvenor Holdings, GCM Grosvenor Management, LLC, and Grosvenor Holdings II, LLC, a Delaware limited liability company, which together with Grosvenor Holdings and GCM Grosvenor Management, LLC owns the majority of the limited partnership

8

SUMMARY OF TERMS

interests in GCMHLLLP. Three entities under the management of Hellman & Friedman LLC, a private equity investment firm (“H&F Partners”) collectively own a minority stake in GCMHLLLP. H&F Partners are passive investors in GCMLP through GCMHLLLP and do not play a role in the day-to-day management of GCMLP.

The principal office of the Adviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611, and its telephone number is (312) 506-6500.

GCM Grosvenor provides investment management and advisory services for hedge fund investments through GCMLP and private equity, real estate and infrastructure investments through GCM Customized Fund Investment Group, L.P. (“Private Markets,” and together with GCMLP and their affiliates, “GCM Grosvenor”). GCM Grosvenor has been managing public markets investment portfolios on behalf of clients through GCMLP since 1971, and private markets investment portfolios on behalf of clients since 1999. GCMLP had approximately $26.6 billion in assets under management as of June 30, 2018. GCM Grosvenor is one of the world’s largest and most diversified independent alternative asset management firms, with over $50 billion in assets under management as of June 30, 2018.

Pursuant to the investment advisory agreement between the Fund and the Adviser (the “Advisory Agreement”), the Adviser is responsible for providing all portfolio management and investment advisory services for the Fund. In consideration for the services provided under the Advisory Agreement, the Fund pays the Adviser a monthly fee of 0.045833% (0.55% on an annualized basis) of the net assets of the Fund determined as of the last business day of the month (prior to any withdrawal or distribution of capital during the month) (the “Advisory Fee”). The Advisory Fee is payable monthly in arrears on or before the thirtieth day of the following month. The Adviser also provides various management and administrative services to the Fund. These services include: providing office space and other support services to the Fund; compliance oversight; maintaining and preserving certain records of the Fund; preparing and filing various materials with state and federal regulators; oversight of preparation of financial statements and tax preparation information; supervising services provided by the Fund’s administrator, transfer agent and custodian; reviewing and arranging for payment of the Fund’s expenses; preparing communications and quarterly reports to Shareholders; coordinating the preparation of materials relating to meetings of the Board of Trustees and meetings of Shareholders; and investment of the cash reserves of the Fund.

Administrator and Transfer Agent
The Fund has retained BNY Mellon Investment Servicing (U.S.) Inc. (the “Administrator and Transfer Agent”) to provide accounting and certain administrative and investor services to the Fund, including fund accounting, investor accounting, and taxation services and to act as the registrar and transfer agent for the Fund’s Shares. In consideration of these services, the Fund pays an asset based fee equal to four and a half basis points per annum and an annual charge based on the number of Shareholders in the Fund to the Administrator and Transfer Agent. The Administrator and Transfer Agent’s principal business address is 103 Bellevue Parkway, Wilmington, Delaware 19809.

Fees and Expenses
The Adviser generally bears all of its own expenses incurred in providing services to the Fund, except that the Fund reimburses the Adviser for certain out-of-pocket costs and expenses incurred in connection with the operation of the Fund. Any such costs and expenses will not exceed 0.05% per annum of the

9

SUMMARY OF TERMS
Fund’s average month-end net assets. The Fund is not directly obligated to pay any of the Adviser’s overhead.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of the Fund, to the extent necessary to limit the ordinary operating expenses of each class of the Fund to 0.80% per annum of the Fund’s average monthly net assets attributable to such class (the “Expense Limitation”) not including the Advisory Fee, investment-related costs and expenses (which includes Investment Fund fees and expenses), taxes, interest and related costs of borrowing, brokerage commissions, payments to certain financial intermediaries for providing servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund, the Distribution and Service Fees for Class A Shares (described below), and any extraordinary expenses of the Fund.  In consideration of the Adviser’s agreement to limit the Fund’s expenses, each class of the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the time the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts. Recoupment will be made as promptly as possible after giving effect to the recoupment amount, but will be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment. The Expense Limitation Agreement will remain in effect until July 31, 2019, and will terminate unless renewed by the Adviser. (See “Fees and Expenses.”)

In connection with Class A Shares of the Fund, under a plan adopted in accordance with Rule 12b-1 under the 1940 Act, the Fund pays the Distributor or a designee a distribution and/or service fee equal to 0.75% per annum of the aggregate net asset value of the Fund’s Class A Shares outstanding, determined as of the last calendar day of each month (“Distribution and Service Fee”). The Distribution and Service Fee is payable monthly. Because this fee is paid out of the Fund's assets on an on-going basis, over time this fee will increase the cost of a Shareholder's investment and may cost the Shareholder more than paying other types of sales charges. The Distributor or designee may transfer or re-allow all or a portion of the Distribution and Service Fee to certain intermediaries. The Adviser also may pay a fee out of its own resources to intermediaries. (See “Purchasing Shares - The Distributor.”) Class I Shares are not subject to a distribution or service fee.

Class A Shares and Class I Shares are subject to different fees and expenses.

The Fund bears its own expenses not otherwise borne by the Adviser, including, but not limited to: all investment related expenses (including, but not limited to, fees paid directly or indirectly to the Investment Managers), all costs and expenses directly related to portfolio transactions and positions such as the Fund’s investments, including its investments in Investment Funds, transfer taxes and premiums, taxes withheld on foreign dividends; any interest and borrowing related costs and expenses; fees and disbursements of any attorneys and accountants engaged on behalf of the Fund; audit and tax preparation fees and expenses; administrative expenses and fees; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Advisory Fee payable to the Adviser; fees and travel-related expenses of the Board members who are not employees of the Adviser or any affiliate of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent; reports to Shareholders; coordinating the preparation of materials relating to meetings of the Board of Trustees and meetings of Shareholders; and investment of the cash reserves of the Fund.

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SUMMARY OF TERMS

Certain financial intermediaries that maintain accounts for the benefit of their customers and provide servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund are compensated by the Fund at the level of 0.10% per annum for such services.

The Fund’s offering expenses, which are separate from and in addition to those fees previously discussed and which include among other expenses, the cost of preparing this Prospectus and the SAI, will be amortized over a period of twelve months or less upon commencement of operations, subject to the Fund’s Expense Limitation Agreement.

Conflicts of Interest
The investment activities of the Adviser, the Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest which may disadvantage the Fund. (See “Conflicts of Interest.”)

The Distributor
GRV Securities LLC (the “Distributor”), which is an affiliate of the Adviser, presently acts as the distributor for the Fund and bears its own costs associated with its activities as Distributor. The Distributor is not compensated by the Fund for such services. The Distributor may retain selling agents (the “Selling Agents”) and arrange for distribution of the Fund through Intermediary Platforms and may compensate the Selling Agents for their services. The Fund does not bear any of the costs associated with these compensation arrangements.

The Adviser (or one of its affiliates) may pay from its own resources (which may include revenue from advisory services) additional compensation or commissions, either at the time of sale or on an ongoing basis, to intermediaries for sales of Fund Shares by such intermediaries and for ongoing investor servicing. (See “Purchasing Shares - The Distributor.”)

Purchasing Shares
Shares may be purchased at the Fund’s net asset value, plus any applicable sales load for Class A Shares. The minimum initial investment is $25,000. The minimum subsequent investment is $1,000.  In certain instances, the Fund may, as determined by the Board of Trustees, waive the minimum initial investment amount or subsequent minimum investment amounts (See “PURCHASING SHARES—Purchase Terms”).

A sales load of up to 1.00% of the public offering price may be charged by Selling Agents on purchases of Class A Shares. Prospective Shareholders may qualify for sales load reductions or waivers on Class A Shares. Any sales load will not be part of a Shareholder’s investment in the Fund. The specific amount of the sales load will be determined in accordance with “Purchasing Shares - How Sales Load Reductions and Waivers for Class A Shares are Calculated,” which includes specific sales load information applicable to Merrill Lynch Pierce, Fenner & Smith Incorporated and its affiliates and other discount information. The sales load may be waived for Trustees, employees of the Adviser, the Distributor, Merrill Lynch Pierce, Fenner & Smith Incorporated and its affiliates, and members of their immediate families.  The sales load will neither constitute an investment made by the Shareholder in the Fund nor form part of the assets of the Fund. The sales load is subject to the applicable limitations imposed by the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Sales of Class I Shares are not subject to a sales load.

The Fund may accept initial and additional purchases of Shares as of the first day of each month. The Board of Trustees has authorized the Adviser to offer Shares more or less frequently. All purchases are subject to the receipt of cleared funds prior to the applicable purchase date in the full amount of the purchase, although the Adviser may accept, in its sole discretion, a purchase prior to receipt of cleared funds. The investor must also submit a completed investor application document, in good order, before the applicable purchase date. The Board of Trustees reserves the right to reject any purchase of Shares and may, in its sole discretion, suspend sales of Shares at any time.

Shareholder Eligibility
Each prospective Shareholder is required to certify that the Shares purchased are being acquired directly or indirectly for the account of an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as

11

SUMMARY OF TERMS
amended or an investor whose purchase is directed by a registered investment adviser acting in a fiduciary capacity. Shares are being offered only to investors that are “Eligible Investors.” Currently, Eligible Investors include investors who are customers or clients of the Distributor or Selling Agents, as authorized by the Distributor. Shareholders who purchase additional Shares are required to meet the foregoing eligibility criteria at the time of the additional purchase. The relevant investor qualifications are set forth in the investor application documents, as supplemented by the Selling Agents, and must be completed by each prospective Shareholder. Shares may not be purchased by nonresident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, all as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Shareholder Suitability
An investment in the Fund involves substantial risks and is not necessarily suitable for all Eligible Investors. You may lose some or all of your investment in the Fund. Before making a decision to invest in the Fund, you should consider whether the investment is consistent with your investment goals and needs and your personal financial situation, considering such factors as personal net worth, income, age, risk tolerance and liquidity needs.

The Fund is not expected to generate “unrelated business taxable income” (“UBTI”), for Shareholders subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or other tax-exempt Shareholders unless such a Shareholder incurs acquisition indebtedness in connection with its investment in the Fund.

Transfer Restrictions
Shares held by Shareholders may be transferred only under certain limited circumstances, with the written consent of the Board of Trustees or its delegate (which may be withheld in its sole discretion and is granted, if at all, only under extenuating circumstances). A Shareholder who transfers Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. (See “Redemptions, Repurchases of Shares and Transfers — Transfers of Shares.”)

Redemptions and Repurchases of Shares by the Fund
Shares are not redeemable and a Shareholder has no right to require the Fund to redeem its Shares. The Fund will from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. Repurchase offers will be made at such times and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that generally it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders four times each year, effective as of the last day of each calendar quarter. The Board of Trustees will also consider the following factors, among others, in making this determination:  (i) whether any Shareholders have requested that the Fund repurchase their Shares; (ii) the liquidity of the Fund’s assets; (iii) the investment plans and working capital requirements of the Fund; (iv) the relative economies of scale with respect to the size of the Fund; (v) the history of the Fund in repurchasing Shares; and (vi) the economic condition of the securities markets. (See “Redemptions, Repurchases of Shares and Transfers — No Right of Redemption” and “— Repurchases of Shares.”)

If a repurchase offer is oversubscribed by Shareholders who tender their Shares for repurchase (in other words, if the amount of Shares tendered exceeds the amount that the Fund has offered to repurchase), the Fund will repurchase only a pro rata portion of the Shares tendered, unless the offer to repurchase Shares in the Fund is increased and extended. In addition, a Shareholder who tenders for repurchase only a portion of such Shareholder’s

12

SUMMARY OF TERMS

Shares will be required to continue to own Shares having a net asset value not less than $10,000, or such lesser amount as may be established by the Board of Trustees. In the event that a Shareholder’s investment falls below the required minimum due to the repurchase by the Fund of Shares on a pro rata basis, the Fund shall waive the required minimum amount. Additionally, the Fund will only repurchase securities in accordance with Rule 13e-4 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). Mandatory redemptions will not discriminate unfairly against any Shareholder and, in the event that less than all of the Shares are redeemed, the redemptions will occur on a pro-rata basis, or in such other manner as it will not discriminate unfairly against any Shareholder.

The Fund will repurchase Shares at the net asset value determined as of the valuation date, which is generally expected to be the last day of each calendar quarter. It is expected that the Fund will determine the net asset value per Share as of the valuation date within thirty days after the valuation date.

The Fund is authorized to borrow. The Fund may borrow money for certain purposes, such as making payments to Investment Funds in accordance with the Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Fund, subject to any limitations imposed by applicable law. Although the Fund does not anticipate borrowing at such levels, in all cases the Fund will maintain continuous asset coverage for borrowings of 300% in compliance with the requirements of the 1940 Act.

Taxation
The Fund has elected to be treated as, and expects each year to qualify, as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). For each taxable year that the Fund so qualifies, the Fund will not be subject to federal income tax on that part of its taxable income that it distributes to Shareholders. Taxable income consists generally of net investment income and net capital gains.

The Fund will distribute substantially all of its net investment income and net capital gains to Shareholders. Distributions from net investment income and net short-term capital gain generally will be taxable as ordinary income to the Shareholders, but long-term capital gain distributions paid by the Fund will be taxable to Shareholders as long-term capital gain. Shareholders not subject to tax on their income will not be required to pay tax on amounts distributed to them. The Fund will inform Shareholders of the amount and character of the distributions to Shareholders. (See “Distribution Policy.”)

Subchapter M of the Code imposes strict requirements for the diversification of a RIC’s investments, the nature of a RIC’s income and the distribution and timely reporting of income and gains. (See “Taxes.”)

In order to satisfy these requirements, the Fund will invest primarily in a portfolio of private investment funds, including both (i) private investment funds organized outside of the United States that are classified as corporations for U.S. tax purposes and are expected to be treated as passive foreign investment companies (“PFICs”) and (ii) private investment funds that are classified as partnerships for U.S. federal income tax purposes. With respect to the Fund’s investments in partnerships, the Fund will be treated as receiving its proportionate share of each item of gross income earned by the partnership and must look through to the character of such items of gross income earned by the partnership, both for purposes of the tax treatment of specific investments made by such partnerships and in applying the RIC qualifying income test. Income derived by the Fund from an investment in a

13

SUMMARY OF TERMS
partnership is treated as qualifying income for RIC purposes only to the extent such income is attributable to items of partnership income that would be qualifying income if received directly by the Fund. Similarly, the Fund would look through the partnership to the partnership’s underlying assets for purposes of analyzing the Fund’s asset diversification. The Fund will need to closely monitor its investments in funds that are treated as partnerships in order to assure the Fund’s compliance with Subchapter M requirements.

Distributions and Dividend Reinvestment
Distributions will be paid at least annually on the Shares in an amount representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor requiring routine distributions of income.

Each Shareholder will automatically be a participant under the Fund’s Dividend Reinvestment Plan (“DRP”) and have all income dividends and/or capital gains distributions automatically reinvested in Shares. Election not to participate in the DRP and to receive all income dividends and/or capital gain distributions, if any, in cash may be made by notice to the Fund or to a Shareholder’s broker or other intermediary (who should be directed to inform the Fund).

ERISA Plans	Entities subject to ERISA may purchase Shares provided they meet certain qualifications. (See “ERISA Considerations.”)

Term	The Fund’s term is perpetual unless the Fund is otherwise terminated under the terms of the Declaration of Trust.

Reports to Shareholders
The Fund furnishes to Shareholders as soon as practicable after the end of each calendar year, information on IRS Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. The Fund sends to Shareholders unaudited semi-annual and audited annual reports no later than 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act or other applicable law. Shareholders may also receive interim reporting regarding the Fund. Any Shareholder may request from the Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month.

The Fund’s semi-annual and annual reports contain financial statements that provide important information regarding the operations of the Fund, its investments and its investment performance. Prospective Shareholders should obtain and review the Fund’s most recent annual report and, if more recent, the Fund’s latest semi-annual report (when available), before investing.

Fiscal Year	For accounting purposes, the Fund’s fiscal year is the 12-month period ending March 31. The 12-month period ending September 30 of each year is the taxable year of the Fund.

Custodian	The Bank of New York Mellon serves as custodian for the assets of the Fund.

Independent Registered Public Accounting Firm	PricewaterhouseCoopers LLP serves as the independent registered public accounting firm of the Fund.
*          *          *
14

SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees of each class of Shares of the Fund that Shareholders can expect to bear. Capitalized terms used in this Summary of Fund Expenses shall have the meanings set forth below.
	Class I Shares	Class A Shares
Shareholder Transaction Expenses
Sales Load (as a percentage of the offering price per Share)(1)	None	1.00%

Annual Expenses (as a percentage of net assets attributable to Shares)
Advisory Fee	0.55%	0.55%
Distribution and Servicing (12b-1) Fees(2)	None	0.75%
Other Expenses(3)	0.80%	0.80%
Acquired Fund Fees and Expenses(4)	3.60%	3.60%
Expense Limitation Agreement Reimbursement(5)	0.00%	0.00%
Total Annual Expenses(5)	4.95%	5.70%

(1)
The payment of any sales load and the impact on a particular investor’s returns will not be reflected in the returns of the Fund. The specific amount of the sales load is not fixed and will be determined by the Shareholder and the Selling Agents.  The sales load will neither constitute an investment made by the Shareholder nor form part of the assets of the Fund.

(2)
In connection with Class A Shares of the Fund, the Fund pays a Distribution and Service Fee equal to 0.75% per annum of the aggregate net asset value of the Fund’s Class A Shares outstanding, determined as of the last calendar day of each month. The Distribution and Service Fee is payable monthly. Because this fee is paid out of the Fund's assets on an on-going basis, over time this fee will increase the cost of a Shareholder's investment and may cost the Shareholder more than paying other types of sales charges. The Distributor may pay all or a portion of the Distribution and Service Fee to certain intermediaries that sell Shares of the Fund or provide investor services and/or administrative assistance to Shareholders.

(3)	Includes the Fund’s expenses (other than the Advisory Fee). “Other Expenses” are estimated based on anticipated expenses for the first year of the Fund’s operations that the Fund will bear.
(4)
The acquired fund fees and expenses (AFFE) are the expenses indirectly incurred by the Fund as a result of the Fund’s anticipated investments in the underlying Investment Funds. AFFE are based on historic earnings of the Investment Funds, which may (and which should be expected to) change substantially over time and, therefore, significantly affect the Acquired Fund Fees and Expenses line item. In addition, the Investment Funds held by the Fund will change, which further impacts the calculation of AFFE. Generally, management fees payable to Investment Managers of the Investment Funds will range from 0% to 2.5% (annualized) of the average net asset value of the Fund’s investment in such Investment Funds. In addition, most Investment Managers charge incentive compensation based on a percentage of the appreciation of the applicable Investment Fund over a specific performance period. Such percentage typically ranges from 15% to 25% although it is possible that such range may be exceeded for certain Investment Managers. AFFE in the future may be substantially higher or lower because the performance fees paid to some Investment Managers may fluctuate over time. The amounts charged by the underlying Investment Funds are not paid to the Adviser and represent the costs incurred indirectly by investing in the Investment Funds. The “Total Annual Expenses” line item disclosed above will differ significantly from the ratio of expenses to average net assets (i.e., the Fund’s expense ratio) that is included in the financial statements in the Fund’s annual report because (a) the Fund’s financial statements will depict the Fund’s expenses and (b) the Fund’s financial statements will not include the portion of Acquired Fund (Investment Fund) Fees and Expenses that represent costs incurred at the Investment Fund level, as required to be disclosed in the above table.

(5)
As described below, the Fund is subject to an Expense Limitation Agreement with the Adviser. Under the terms of the Expense Limitation Agreement, the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of the Fund to the extent necessary to limit the ordinary operating expenses of the Fund to 0.80% per annum of the Fund’s average monthly net assets attributable to such class (the “Expense Limitation”) not including the Advisory Fee, investment-related costs and expenses (which includes Investment Fund fees and expenses), taxes, interest and related costs of borrowing, brokerage commissions, payments to certain financial intermediaries for providing servicing, subaccounting, recordkeeping and/or other administrative services to the Fund, the Distribution and Servicve Fee for Class A Shares, and any extraordinary expenses of the Fund. In consideration of the Adviser’s agreement to limit the Fund’s expenses, each class of the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the time in which the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts. Recoupment will be made as promptly as possible after giving effect to the recoupment amount, but will be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment. The Expense Limitation Agreement will remain in effect until July 31, 2019, and will terminate unless renewed by the Adviser.

The purpose of the table above and the following examples is to assist prospective Shareholders in understanding the various costs and expenses Shareholders in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see “The Adviser,” “Fees and Expenses” and “Administrator and Transfer Agent.”
15

SUMMARY OF FUND EXPENSES
The following Example assumes (i) a $1,000 investment in Class A Shares and Class I Shares for the time periods indicated, (ii) a 5.00% return each year, (iii) that the operating expenses of Class A Shares and Class I Shares remain the same, and (iv) a sales load of 1.00% with respect to Class A Shares.
Although actual costs may be higher or lower, based on the foregoing assumptions, a prospective Shareholder would pay the following expenses if the Shareholder subsequently tendered for repurchase its Shares in full at the end of those periods:
You would pay the following fees and expenses on a $1,000 investment in the Fund, assuming a 5% annual return:
EXAMPLE
	1 Year	3 Years	5 Years	10 Years
Class A Shares:	$66	$178	$287	$555

Class I Shares:	$50	$149	$248	$496
The examples above are based on the fees and expenses of the Fund set forth above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples.

16

FINANCIAL HIGHLIGHTS
Financial highlights information will become available for the Fund following the end of its first fiscal year. As a new fund, financial highlights information is not yet available.

17

THE FUND

Hedge Fund Guided Portfolio Solution (the “Fund”) is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. The Fund was organized as a statutory trust under the laws of Delaware on April 12, 2018. The Fund pursues its investment objectives principally through a multi-manager, multi-strategy program of investment in a group of limited liability private investment vehicles that are generally considered hedge funds (“Investment Funds”), managed by a select group of alternative asset managers that are unaffiliated with the Adviser (“Investment Managers”). The Fund’s principal office is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611, and its telephone number is (312) 506-6500. Oversight responsibility over the overall management and operations of the Fund is vested in the individuals who serve on the board of trustees of the Fund (the “Board of Trustees”). (See “Board of Trustees”)  Investors who acquire interests in the Fund (“Shares”) in the offering being made hereby, will become shareholders of the Fund (“Shareholders”).
The Fund is a specialized investment vehicle that combines many of the features of a private investment fund with those of a closed-end investment company. Private investment funds are commingled asset pools that are not registered under the 1940 Act and that are generally offered in large minimum denominations (often over $1 million) through private placements to a limited number of high net worth individual and institutional Shareholders. The investment advisers of these funds are typically compensated through asset-based fees and performance-based compensation. The private funds in which the Fund invests may include UCITS funds based in the European Union that are subject to substantial regulation. Closed-end investment companies are 1940 Act registered pools typically organized as corporations or business trusts that usually are managed more conservatively than most private investment funds, subject to relatively modest minimum investment requirements (often less than $2,000) and publicly offered to a broad range of Shareholders. The advisers to these companies are typically compensated through asset-based (but not performance-based) fees.
The Fund is similar to a private investment fund in that the investment portfolios of the Investment Funds in which the Fund invests may be actively managed, and Shares generally will be sold in large minimum denominations only to qualified Shareholders. In addition, the Investment Managers who manage the Investment Funds are typically entitled to receive performance-based compensation. Like other closed-end investment companies, however, the Fund has registered under the 1940 Act and the Securities Act of 1933, as amended (the “1933 Act”) to be able to publicly offer Shares without limiting the number of Shareholders that can participate in its investment program. Accordingly, the structure of the Fund is designed to permit a larger number of Shareholders to participate in the Fund’s investment program without making the more substantial minimum capital commitment that is required by many private investment funds.
The Fund has received exemptive relief from the SEC to offer multiple classes of Shares.
18

INVESTMENT PROGRAM

Investment Objective	The Fund’s objective is to seek absolute returns with low to moderate volatility and with minimal correlation to the global equity and fixed income markets while preserving capital.

Investment Strategy
Grosvenor Capital Management, L.P. (the “Adviser” or “GCMLP”) serves as the investment adviser of the Fund. GCMLP seeks to achieve the Fund’s investment objective by allocating the Fund’s assets to limited liability private investment vehicles that are generally considered hedge funds (each an “Investment Fund”). The Investment Funds are managed by third-party investment management firms that are unaffiliated with the Adviser (each, an “Investment Manager”). For purposes of the Fund’s name and its below investment policy with respect to Investment Funds, the Fund excludes from the term hedge fund private funds that primarily invest in private equity, such as private equity funds and venture funds.  It is expected that the Investment Funds will in turn invest, both long and short, in a wide range of “alternative” investment strategies including: (i) equity hedge, (ii) event driven, (iii) relative value, and (iv) macro investing. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Investment Manager.

The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in Investment Funds. The Fund will provide Shareholders with at least 60 days prior notice of any change in the policy.

The Fund may utilize targeted allocations for purposes of determining how to pursue its investment strategies.  The targeted allocations will vary depending on a variety of factors, including current market conditions, and the Fund may alter its targeted allocations at any time.

The Fund seeks to implement its investment objective by investing in Investment Funds that will invest both long and short, in a wide range of “alternative” investment strategies, including Equity Hedge, Event Driven, Relative Value, and Macro strategies. The following generally summarizes these investment strategies. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Investment Managers.

Equity Hedge

Investment Funds that pursue an equity hedge strategy maintain positions both long and short, with a general primary focus on equity and equity derivative securities. A wide variety of investment processes can be employed to arrive at an investment decision, including both quantitative and fundamental techniques. Strategies can also be broadly diversified or narrowly focused on specific sectors and can range broadly in terms of levels of net exposure, leverage employed, holding period, concentrations of market capitalizations and valuation ranges of typical portfolios. Investment Funds’ pursuing an equity hedge strategy would typically maintain at least 50% exposure to, and may in some cases be entirely invested in, equities, both long and short. Equity Hedge is further subdivided into seven sub-strategies.

Equity Market Neutral

Equity Market Neutral strategies employ sophisticated quantitative techniques of analyzing price data to ascertain information about future price movement and relationships between securities, select securities for purchase and sale. These

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can include both Factor-based and Statistical Arbitrage/Trading strategies. Factor-based investment strategies include strategies in which the investment thesis is predicated on the systematic analysis of common relationships between securities. In many but not all cases, portfolios are constructed to be neutral to one or multiple variables, such as broader equity markets in dollar or beta terms, and leverage is frequently employed to enhance the return profile of the positions identified. Statistical Arbitrage/Trading strategies consist of strategies in which the investment thesis is predicated on exploiting pricing anomalies which may occur as a function of expected mean reversion inherent in security prices; high frequency techniques may be employed and trading strategies may also be employed on the basis on technical analysis or opportunistically to exploit new information the Investment Manager believes has not been fully, completely or accurately discounted into current security prices. Equity Market Neutral Strategies typically maintain characteristic net equity market exposure no greater than 10% long or short.

Fundamental Growth

Fundamental Growth strategies employ analytical techniques in which the investment thesis is predicated on assessment of the valuation characteristics on the underlying companies which are expected to have prospects for earnings growth and capital appreciation exceeding those of the broader equity market. Investment theses are focused on characteristics of the firm's financial statements in both an absolute sense and relative to other similar securities and more broadly, market indicators. Strategies employ investment processes designed to identify attractive opportunities in securities of companies which are experiencing or expected to experience abnormally high levels of growth compared with relevant benchmarks growth in earnings, profitability, sales or market share.

Fundamental Value

Fundamental Value strategies employ investment processes designed to identify attractive opportunities in securities of companies which trade a valuation metrics by which the Investment Manager determines them to be inexpensive and undervalued when compared with relevant benchmarks. Investment theses are focused on characteristics of the firm's financial statements in both an absolute sense and relative to other similar securities and more broadly, market indicators. Fundamental Value strategies typically focus on equities which currently generate high cash flow, but trade at discounted valuation multiples, possibly as a result of limited anticipated growth prospects or generally out of favor conditions, which may be specific to sector or specific holding.

Quantitative Directional

Quantitative Directional strategies employ sophisticated quantitative techniques of analyzing price data to ascertain information about future price movement and relationships between securities, select securities for purchase and sale. These can include both Factor-based and Statistical Arbitrage/Trading strategies. Factor-based investment strategies include strategies in which the investment thesis is predicated on the systematic analysis of common relationships between securities. Statistical Arbitrage/Trading strategies consist of strategies in which the investment thesis is predicated on exploiting pricing anomalies which may occur as a function of expected mean reversion inherent in security prices; high frequency techniques may be employed and trading strategies may also be employed on the basis on technical analysis or opportunistically to exploit new information the Investment Manager believes has not been fully, completely or accurately discounted into current security prices. Quantitative Directional Strategies typically maintain varying levels of net long or short equity market exposure over various market cycles.

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Sector: Energy/Basic Materials

Energy/Basic Materials strategies which employ investment processes designed to identify opportunities in securities in specific niche areas of the market in which the Investment Manager maintains a level of expertise which exceeds that of a market generalist in identifying companies engaged in the production and procurement of inputs to industrial processes, and implicitly sensitive to the direction of price trends as determined by shifts in supply and demand factors, and implicitly sensitive to the direction of broader economic trends. Sector - Energy/Basic Materials strategies typically maintain a primary focus in this area or expect to maintain in excess of 50% of portfolio exposure to these sectors over a various market cycles.

Sector: Healthcare

Sector - Healthcare strategies employ investment processes designed to identify opportunities in securities in specific niche areas of the market in which the Investment Manager maintains a level of expertise which exceeds that of a market generalist in identifying opportunities in companies engaged in all development, production and application of pharmaceuticals, biotechnology, and healthcare products and services. Sector - Healthcare strategies typically maintain a primary focus in this area or expect to maintain in excess of 50% of portfolio exposure to these sectors over a various market cycles.

Sector: Technology

Sector - Technology strategies employ investment processes designed to identify opportunities in securities in specific niche areas of the market in which the Investment Manager maintain a level of expertise which exceeds that of a market generalist in identifying opportunities in information technology companies. Sector - Technology strategies typically maintain a primary focus in this area or expect to maintain in excess of 50% of portfolio exposure to these sectors over a various market cycles.

Short Bias

Short-Biased strategies employ analytical techniques in which the investment thesis is predicated on assessment of the valuation characteristics on the underlying companies with the goal of identifying overvalued companies. Short Biased strategies may vary the investment level or the level of short exposure over market cycles, but the primary distinguishing characteristic is that the manager maintains consistent short exposure and expects to outperform traditional equity Investment Managers in declining equity markets. Investment theses may be fundamental or technical in nature and Investment Manager has a particular focus, above that of a market generalist, on identification of overvalued companies and would expect to maintain a net short equity position over various market cycles.

Multi-Strategy

Multi-Strategy Investment Managers maintain positions both long and short in primarily equity and equity derivative securities. A wide variety of investment processes can be employed to arrive at an investment decision, including both quantitative and fundamental techniques; strategies can be broadly diversified or narrowly focused on specific sectors and can range broadly in terms of levels of net exposure, leverage employed, holding period, concentrations of market capitalizations and valuation ranges of typical portfolios. EH Multi-Strategy Investment Managers do not maintain more than 50% exposure in any one Equity Hedge sub-strategy.

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Event Driven
Event Driven is further subdivided into seven sub-strategies.

Activist

Activist strategies may obtain or attempt to obtain representation of the company's board of directors in an effort to impact the firm's policies or strategic direction and in some cases may advocate activities such as division or asset sales, partial or complete corporate divestiture, dividend or share buybacks, and changes in management. Strategies employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently or prospectively engaged in a corporate transaction, security issuance/repurchase, asset sales, division spin-off or other catalyst oriented situation. These involve both announced transactions as well as situations which pre-, post-date or situations in which no formal announcement is expected to occur. Activist strategies are distinguished from other Event Driven strategies in that, over a given market cycle, Activist strategies would expect to have greater than 50% of the portfolio in activist positions, as described.

Credit Arbitrage

Credit Arbitrage Strategies employ an investment process designed to isolate attractive opportunities in corporate fixed income securities; these include both senior and subordinated claims as well as bank debt and other outstanding obligations, structuring positions with little or no broad credit market exposure. These may also contain a limited exposure to government, sovereign, equity, convertible or other obligations but the focus of the strategy is primarily on fixed corporate obligations and other securities are held as component of positions within these structures. Investment Managers typically employ fundamental credit analysis to evaluate the likelihood of an improvement in the issuer's creditworthiness, in most cases securities trade in liquid markets and Investment Managers are only infrequently or indirectly involved with company management. Fixed Income: Corporate strategies differ from Event Driven: Credit Arbitrage in that the former more typically involve more general market hedges which may vary in the degree to which they limit fixed income market exposure, while the latter typically involve arbitrage positions with little or no net credit market exposure, but are predicated on specific, anticipated idiosyncratic developments.

Distressed Restructuring

Distressed Restructuring Strategies which employ an investment process focused on corporate fixed income instruments, primarily on corporate credit instruments of companies trading at significant discounts to their value at issuance or obliged (par value) at maturity as a result of either formal bankruptcy proceeding or financial market perception of near term proceedings. Investment Managers are typically actively involved with the management of these companies, frequently involved on creditors' committees in negotiating the exchange of securities for alternative obligations, either swaps of debt, equity or hybrid securities. Investment Managers employ fundamental credit processes focused on valuation and asset coverage of securities of distressed firms; in most cases portfolio exposures are concentrated in instruments which are publicly traded, in some cases actively and in others under reduced liquidity but in general for which a reasonable public market exists. In contrast to Special Situations, Distressed Strategies employ primarily debt (greater than 60%) but also may maintain related equity exposure.

Merger Arbitrage

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Merger Arbitrage strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction. Merger Arbitrage involves primarily announced transactions, typically with limited or no exposure to situations which pre-, post-date or situations in which no formal announcement is expected to occur. Opportunities are frequently presented in cross border, collared and international transactions which incorporate multiple geographic regulatory institutions, with typically involve minimal exposure to corporate credits. Merger Arbitrage strategies typically have over 75% of positions in announced transactions over a given market cycle.

Private Issue/Regulation D

Private Issue/Regulation D strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are primarily private and illiquid in nature. These most frequently involve realizing an investment premium for holding private obligations or securities for which a reasonably liquid market does not readily exist until such time as a catalyst such as new security issuance or emergence from bankruptcy proceedings occurs. Investment Managers employ fundamental valuation processes focused on asset coverage of securities of issuer firms, and would expect over a given market cycle to maintain greater than 50% of the portfolio in private securities, including Reg D or PIPE transactions.

Special Situations

Special Situations strategies which employ an investment process primarily focused on opportunities in equity and equity related instruments of companies which are currently engaged in a corporate transaction, security issuance/repurchase, asset sales, division spin-off or other catalyst oriented situation. These involve both announced transactions as well as situations which pre-, post-date or situations in which no formal announcement is expected to occur. Strategies employ an investment process focusing broadly on a wide spectrum of corporate life cycle investing, including but not limited to distressed, bankruptcy and post bankruptcy security issuance, announced acquisitions and corporate division spin-offs, asset sales and other security issuance impacting an individual capital structure focusing primarily on situations identified via fundamental research which are likely to result in a corporate transactions or other realization of shareholder value through the occurrence of some identifiable catalyst. Strategies effectively employ primarily equity (greater than 60%) but also corporate debt exposure, and in general focus more broadly on post-bankruptcy equity exposure and exit of restructuring proceedings.

Multi-Strategy

Multi-Strategy Investment Managers who maintain positions in companies currently or prospectively involved in corporate transactions of a wide variety including but not limited to mergers, restructurings, financial distress, tender offers, shareholder buybacks, debt exchanges, security issuance or other capital structure adjustments. Security types can range from most senior in the capital structure to most junior or subordinated, and frequently involve additional derivative securities. Event Driven exposure includes a combination of sensitivities to equity markets, credit markets and idiosyncratic, company specific developments. Investment theses are typically predicated on fundamental characteristics (as opposed to quantitative), with the realization of the thesis predicated on a specific development exogenous to the existing capital structure. Event Driven Multi-Strategy Investment Managers do not maintain more than 50% exposure in any one Event Driven sub-strategy.

Relative Value

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Investment Funds that pursue a relative value strategy maintain positions where the investment thesis is predicated on realization of a valuation discrepancy in the relationship between multiple securities. Investment Funds pursuing a relative value strategy employ a variety of fundamental and quantitative techniques to establish investment theses; security types range broadly across equity, fixed income, derivative or other security types. Fixed income strategies are typically quantitatively driven to measure the existing relationship between instruments and, in some cases, identify attractive positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment Manager. Relative value positions may be involved in corporate transactions also, but as opposed to Event driven exposures, the investment thesis is predicated on realization of a pricing discrepancy between related securities, instead of to the outcome of the corporate transaction.

Relative Value is further subdivided into eight sub-strategies.

Fixed Income-Asset Backed

Asset Backed includes strategies in which the investment thesis is predicated on realization of a spread between related instruments in which one or multiple components of the spread is a fixed income instrument backed physical collateral or other financial obligations (loans, credit cards) other than those of a specific corporation. Strategies employ an investment process designed to isolate attractive opportunities between a variety of fixed income instruments specifically securitized by collateral commitments which frequently include loans, pools and portfolios of loans, receivables, real estate, machinery or other tangible financial commitments. Investment thesis may be predicated on an attractive spread given the nature and quality of the collateral, the liquidity characteristics of the underlying instruments and on issuance and trends in collateralized fixed income instruments, broadly speaking. In many cases, Investment Managers hedge, limit or offset interest rate exposure in the interest of isolating the risk of the position to strictly the yield disparity of the instrument relative to the lower risk investments.

Fixed Income- Convertible Arbitrage

Fixed Income - Convertible Arbitrage includes strategies in which the investment thesis is predicated on realization of a spread between related instruments in which one or multiple components of the spread is a convertible fixed income instrument. Strategies employ an investment process designed to isolate attractive opportunities between the price of a convertible security and the price of a non-convertible security, typically of the same issuer. Convertible arbitrage positions maintain characteristic sensitivities to credit quality the issuer, implied and realized volatility of the underlying instruments, levels of interest rates and the valuation of the issuer's equity, among other more general market and idiosyncratic sensitivities.

Fixed Income-Corporate

Fixed Income - Corporate includes strategies in which the investment thesis is predicated on realization of a spread between related instruments in which one or multiple components of the spread is a corporate fixed income instrument. Strategies employ an investment process designed to isolate attractive opportunities between a variety of fixed income instruments, typically realizing an attractive spread between multiple corporate bonds or between a corporate and risk free government bond. Fixed Income - Corporate strategies differ from Event Driven: Credit Arbitrage in that the former more typically involve more general market hedges which may vary in the degree to which they limit fixed income market exposure, while the latter typically involve arbitrage positions with little or no net credit market exposure, but are predicated on

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specific, anticipated idiosyncratic developments.

Fixed Income-Sovereign

Fixed Income - Sovereign includes strategies in which the investment thesis is predicated on realization of a spread between related instruments in which one or multiple components of the spread is a sovereign fixed income instrument. Strategies employ an investment process designed to isolate attractive opportunities between a variety of fixed income instruments, typically realizing an attractive spread between multiple sovereign bonds or between a corporate and risk free government bond. Fixed Income Sovereign typically employ multiple investment processes including both quantitative and fundamental discretionary approaches and relative to other Relative Value Arbitrage sub-strategies, these have the most significant top-down macro influences, relative to the more idiosyncratic fundamental approaches employed. RV: Fixed Income: Sovereign funds would typically have a minimum of 50% exposure to global sovereign fixed income markets, but characteristically maintain lower net exposure than similar strategies in Macro: Multi-Strategy sub-strategy.

Volatility

Volatility strategies trade volatility as an asset class, employing arbitrage, directional, market neutral or a mix of types of strategies, and include exposures which can be long, short, neutral or variable to the direction of implied volatility, and can include both listed and unlisted instruments. Directional volatility strategies maintain exposure to the direction of implied volatility of a particular asset or, more generally, to the trend of implied volatility in broader asset classes. Arbitrage strategies employ an investment process designed to isolate opportunities between the price of multiple options or instruments containing implicit optionality. Volatility arbitrage positions typically maintain characteristic sensitivities to levels of implied and realized volatility, levels of interest rates and the valuation of the issuer's equity, among other more general market and idiosyncratic sensitivities.

Yield Alternatives-Energy Infrastructure

Yield Alternatives - Energy Infrastructure strategies employ an investment thesis which is predicated on realization of a valuation differential between related instruments in which one or multiple components of the spread contains exposure to Energy Infrastructure most typically achieved through investment in Master Limited Partnerships (MLPs), Utilities or Power Generation. Strategies are typically fundamentally driven to measure the existing relationship between instruments and identify positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment Manager. In contrast to Equity Hedge strategies, the investment thesis is predicated on the yield differential realized from the securities as opposed to directional price appreciation of the underlying securities, and strategies typically contain greater than 50% of portfolio exposure to Energy Infrastructure positions.

Yield Alternatives-Real Estate

Yield Alternatives - Real Estate strategies employ an investment thesis which is predicated on realization of a valuation differential between related instruments in which one or multiple components of the spread contains exposure to investment in real estate directly (commercial or residential) or indirectly through Real Estate Investment Trusts (REITS). Strategies are typically fundamentally driven to measure the existing relationship between instruments and identify positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment Manager. In contrast to Relative Value: Fixed Income, Relative Value: Yield Alternative - Real

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Estate contains primarily non-fixed income, non-securitized obligations, and strategies typically contain greater than 50% of portfolio exposure to Real Estate positions.

Multi-Strategy

Multi-Strategies employ an investment thesis is predicated on realization of a spread between related yield instruments in which one or multiple components of the spread contains a fixed income, derivative, equity, real estate, MLP or combination of these or other instruments. Strategies are typically quantitatively driven to measure the existing relationship between instruments and, in some cases, identify attractive positions in which the risk adjusted spread between these instruments represents an attractive opportunity for the Investment Manager. In many cases these strategies may exist as distinct strategies across which a vehicle which allocates directly, or may exist as related strategies over which a single individual or decision making process manages. Multi-strategy is not intended to provide broadest-based mass market investors appeal, but are most frequently distinguished from others arbitrage strategies in that they expect to maintain >30% of portfolio exposure in 2 or more strategies meaningfully distinct from each other that are expected to respond to diverse market influences.

Macro

Investment Funds that trade a broad range of strategies where the investment process is predicated on movements in underlying economic variables and the impact these have on equity, fixed income, hard currency and commodity markets. Macro Investment Funds employ a variety of techniques, both discretionary and systematic analysis, combinations of top down and bottom up theses, quantitative and fundamental approaches and long and short term holding periods. Although some strategies employ relative value techniques, macro strategies are distinct from relative value strategies in that the primary investment thesis is based on predicted or future movements in the underlying instruments, rather than realization of a valuation discrepancy between securities. In a similar way, while both macro and equity hedge Investment Managers may hold equity securities, the overriding investment thesis is predicated on the impact movements in underlying macroeconomic variables may have on security prices, as opposed to equity hedge, in which the fundamental characteristics on the company are the most significant that are integral to the investment thesis.

Macro is further subdivided into ten sub-strategies.

Active Trading

Active Trading strategies utilize active trading methods, typically with high frequency position turnover or leverage; these may employ components of both Discretionary and Systematic Macro strategies. Strategies may contain distinct, identifiable sub-strategies, such as equity hedge or equity market neutral, or in some cases a number of sub-strategies are blended together without the capacity for portfolio level disaggregation. Strategies employ an investment process based on systematic, quantitative evaluation of macroeconomic variables in which the portfolio positioning is predicated on convergence of differentials between markets, not necessarily highly correlated with each other, but currently diverging from their historical levels of correlation. Strategies focus on fundamental relationships across geographic areas of focus both inter and intra-asset classes, and typical holding periods are shorter than trend following or discretionary strategies. Diversified Trading strategies are distinct from other macro in that Trading strategies characteristically emphasize rapid market response to new information and high volume of turnover in liquid but frequently

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volatile and unstable market positions.

Commodity - Agriculture

Commodity - Agriculture strategies are reliant on the evaluation of market data, relationships and influences as they pertain primarily to Soft Commodity markets focusing primarily on positions in grains (wheat, soybeans, corn, etc.) or livestock markets. Portfolio the investment process can be predicated on fundamental, systematic or technical analysis, and Agricultural strategies typically invest in both Emerging and Developed Markets. Commodity: Agricultural strategies typically would expect to have greater than 50% of portfolio in dedicated Agricultural exposure over a given market cycle.

Commodity - Energy

Commodity - Energy strategies are reliant on the evaluation of market data, relationships and influences as they pertain primarily to Energy commodity markets focusing primarily on positions in Crude Oil, Natural Gas and other Petroleum products. Portfolio investment process can be predicated on fundamental, systematic or technical analysis, and strategies typically invest in both Emerging and Developed Markets. Commodity: Energy strategies typically would expect to have greater than 50% of portfolio in dedicated Energy exposure over a given market cycle.

Commodity - Metals

Commodity - Metals strategies are reliant on the evaluation of market data, relationships and influences as they pertain primarily to Hard Commodity markets focusing primarily on positions in Metals (Gold, Silver, Platinum, etc). Portfolio investment process can be predicated on fundamental, systematic or technical analysis, and strategies typically invest in both Emerging and Developed Markets. Commodity: Metals strategies typically would expect to have greater than 50% of portfolio in dedicated Metals exposure over a given market cycle.

Commodity - Multi

Commodity - Multi strategies include both discretionary and systematic commodity strategies. Systematic commodity have investment processes typically as function of mathematical, algorithmic and technical models, with little or no influence of individuals over the portfolio positioning. Strategies employ an investment process designed to identify opportunities in markets exhibiting trending or momentum characteristics across commodity assets classes, frequently with related ancillary exposure in commodity sensitive equities or other derivative instruments. Strategies typically employ quantitative process which focus on statistically robust or technical patterns in the return series of the asset, and typically focus on highly liquid instruments and maintain shorter holding periods than either discretionary or mean reverting strategies. Although some strategies seek to employ counter trend models, strategies benefit most from an environment characterized by persistent, discernible trending behavior. Systematic Commodity strategies typically would expect to have greater than 35% of portfolio in dedicated commodity exposure over a given market cycle. Discretionary Commodity strategies are reliant on the fundamental evaluation of market data, relationships and influences as they pertain primarily to commodity markets including positions in energy, agricultural, resources or metal assets. Portfolio positions typically are predicated on the evolution of investment themes the Investment Manager expect to materialize over a relevant timeframe, which in many cases contain contrarian or volatility focused components. Investment Managers also may trade actively in developed and emerging markets, focusing on both absolute and relative levels on equity markets, interest rates/fixed income markets, currency; frequently employing spread trades to isolate a differential between instrument identified by the Investment Manager to be

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inconsistent with expected value. Discretionary Commodity strategies typically would expect to have greater than 35% of portfolio in dedicated commodity exposure over a given market cycle.

Currency - Discretionary

Currency: Discretionary strategies are reliant on the fundamental evaluation of market data, relationships and influences as they pertain primarily to currency markets including positions in global foreign exchange markets, both listed and unlisted, and as interpreted by an individual or group of individuals who make decisions on portfolio positions; strategies employ an investment process most heavily influenced by top down analysis of macroeconomic variables. Portfolio positions typically are predicated on the evolution of investment themes the Investment Manager expect to materialize over a relevant timeframe, which in many cases contain contrarian or volatility focused components. Investment Managers also may trade actively in developed and emerging markets, focusing on both absolute and relative levels on equity markets, interest rates/fixed income markets, currency; frequently employing spread trades to isolate a differential between instrument identified by the Investment Manager to be inconsistent with expected value. Discretionary Currency strategies typically would expect to have greater than 35% of portfolio in dedicated currency exposure over a given market cycle.

Currency - Systematic

Currency: Systematic strategies have investment processes typically as function of mathematical, algorithmic and technical models, with little or no influence of individuals over the portfolio positioning. Strategies which employ an investment process designed to identify opportunities in markets exhibiting trending or momentum characteristics across currency assets classes, frequently with related ancillary exposure in sovereign fixed income. Strategies typically employ quantitative process which focus on statistically robust or technical patterns in the return series of the asset, and typically focus on highly liquid instruments and maintain shorter holding periods than either discretionary or mean reverting strategies. Although some strategies seek to employ counter trend models, strategies benefit most from an environment characterized by persistent, discernable trending behavior. Systematic Currency strategies typically would expect to have greater than 35% of portfolio in dedicated currency exposure over a given market cycle.

Discretionary Thematic

Discretionary Thematic strategies are primarily reliant on the evaluation of market data, relationships and influences, as interpreted by an individual or group of individuals who make decisions on portfolio positions; strategies employ an investment process most heavily influenced by top down analysis of macroeconomic variables. Investment Managers may trade actively in developed and emerging markets, focusing on both absolute and relative levels on equity markets, interest rates/fixed income markets, currency and commodity markets; frequently employing spread trades to isolate a differential between instrument identified by the Investment Manager to be inconsistent with expected value. Portfolio positions typically are predicated on the evolution of investment themes the Investment Manager expect to materialize over a relevant timeframe, which in many cases contain contrarian or volatility focused components.

Systematic Diversified

Systematic Diversified strategies have investment processes typically as function of mathematical, algorithmic and technical models, with little or no influence of individuals over the portfolio positioning. Strategies which employ an investment process designed to identify opportunities in markets exhibiting trending or

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momentum characteristics across individual instruments or asset classes. Strategies typically employ quantitative process which focus on statistically robust or technical patterns in the return series of the asset, and typically focus on highly liquid instruments and maintain shorter holding periods than either discretionary or mean reverting strategies. Although some strategies seek to employ counter trend models, strategies benefit most from an environment characterized by persistent, discernable trending behavior. Systematic Diversified strategies typically would expect to have no greater than 35% of portfolio in either dedicated currency or commodity exposures over a given market cycle.

Multi-Strategy

Multi-Strategy strategies which employ components of both Discretionary and Systematic Macro strategies, but neither exclusively both. Strategies frequently contain proprietary trading influences, and in some cases contain distinct, identifiable sub-strategies, such as equity hedge or equity market neutral, or in some cases a number of sub-strategies are blended together without the capacity for portfolio level disaggregation. Strategies employ an investment process is predicated on a systematic, quantitative evaluation of macroeconomic variables in which the portfolio positioning is predicated on convergence of differentials between markets, not necessarily highly correlated with each other, but currently diverging from their historical levels of correlation. Strategies focus on fundamental relationships across geographic areas of focus both inter and intra-asset classes, and typical holding periods are longer than trend following or discretionary strategies.

Source: Hedge Fund Research, Inc. (HFR)

Potential for Investment in Other Strategies

The Adviser may seek to identify and exploit new strategies and sub-strategies that it believes may generate attractive long-term risk-adjusted returns, and may invest in Investment Funds utilizing any number of strategies. The foregoing list of strategies is not intended to be exhaustive and it is anticipated that the different types of strategies employed by the Investment Managers will evolve over time. The Adviser will implement and incorporate new strategies or a combination of strategies in a manner it deems advisable from time to time.

Many Investment Funds may have exposure to more than one alternative investment strategy or may have characteristics of more than one alternative investment strategy. Accordingly, there is a wide degree of discretion in how a particular Investment Fund is categorized or in how its capital is allocated among alternative investment strategies in reports compiled by the Adviser. Decisions on how to most appropriately characterize an Investment Fund are made by the Adviser in its sole discretion.

Investment Philosophy	The Investment Manager will identify potential Investment Funds through a variety of sources. The investment process for the Fund is based on three fundamental principles:

1.	Seek Absolute Returns

	●	Focus on investment strategies and sub-strategies (collectively, “investment strategies”) that, when combined, generally seek to achieve positive returns that are not dependent upon directional movements of traditional equity and fixed-income markets.

2.	Superior Investment Managers

	●	Identify and invest with Investment Managers that GCMLP regards as among the most talented Investment Managers available on a global basis within their respective investment strategies.

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	3.	Multiple Investment Strategies

		●	Combine investment strategies that historically have, over the long-term, demonstrated a relatively low degree of correlation to each other into a portfolio in an effort to reduce volatility and mitigate strategy and market risks.

		●	Seek to select multiple Investment Managers within each investment strategy in an effort to reduce manager-specific risk.

Risk Management	GCMLP’s investment process for the Fund is designed to control risk through the construction of a portfolio that:

		●	Includes investments that are spread across a broad range of investment strategies and Investment Managers; and

		●	Focuses on Investment Managers that GCMLP regards as among the most talented available within their respective investment strategies.

GCMLP’s Investment Process
GCMLP’s investment process is overseen by its investment committee (“Investment Committee”) (discussed below) and implemented by three primary teams within its investments department (“Investments Department”):  manager research, portfolio management, and risk management.

GCMLP’s investment process involves five basic facets:

	1.	Identifying, evaluating and approving investment strategies for GCMLP-Managed Accounts, including the Fund

GCMLP’s manager research team (“Manager Research Team”) assists the Investment Committee in identifying and evaluating investment strategies that may be appropriate for one or more investment vehicles or accounts managed or advised by GCMLP (each such investment vehicle or account, a “GCMLP-Managed Account”), including the Fund. The Investment Committee is responsible for approving (or disapproving) such investment strategies.

In determining whether to approve a particular investment strategy, the Investment Committee examines and evaluates various factors such as: (i) the historical returns of the strategy in various market environments; (ii) the fundamental factors driving the expected profitability of the strategy; (iii) the expected returns from the strategy over a market cycle (generally three to five years); (iv) the expected variability of the strategy’s returns over a market cycle; (v) the magnitude of a potential loss in extremely adverse markets; (vi) the extent to which the performance of the strategy is expected to correlate with that of traditional market indices, as well as with investment strategies already being used by GCMLP-Managed Accounts and with certain other investment strategies; (vii) the liquidity characteristics of the underlying securities used in implementing the strategy; (viii) the amounts and forms of leverage typically employed by Investment Managers implementing the strategy; (ix) the degree of difficulty in pricing and hedging the underlying securities used in implementing the strategy; (x) the cost of implementing the strategy, including transaction costs and fees and expenses paid to the Investment Managers that implement the strategy; (xi) the quality of the pool of Investment Managers available to implement the strategy; and (xii) the potential impact of macroeconomic factors on the strategy.

The Investment Committee typically focuses on identifying strategies that rely on a fundamental investment approach and that employ techniques designed to mitigate systemic or market risks. The Investment Committee believes that such strategies are better suited to achieving quality returns

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than strategies driven solely by “market timing” or market direction.

As discussed in greater detail below under the sub-heading “Investment Strategies,” the Investment Committee currently approves Investment Funds in various categories of investment strategies for investment by the Fund.

The Investment Committee, with input from the Research, Risk Management and Portfolio Management Teams, develops its outlook for investment strategies and underlying exposure categories based upon its evaluation of the risk/reward profiles of such investment strategy or underlying exposure category.

The Investment Committee’s outlook for such investment strategies and underlying exposure categories determines guidelines specifying the target percentages of assets – usually determined as a range – that the Fund’s Portfolio Management Team generally follows in proposing portfolio allocations to particular investment strategies and underlying exposure categories. The Investment Committee ordinarily considers factors such as:

	●	the macroeconomic environment;

	●	the Investment Committee’s assessments of current and prospective opportunity sets;

	●	communications with investment managers and other market participants;

	●	capital inflows/outflows within strategies;

	●	price movements across various asset classes; and

	●	other strategy-specific fundamental and technical factors and drivers.

2.	Identifying, evaluating and approving particular Investment Managers and particular Investment Funds managed by them

GCMLP’s process for identifying, evaluating and approving particular Investment Managers and particular Investment Funds managed by them has four key phases:

	●	Identifying Potential Investment Managers

The Manager Research Team seeks to identify promising Investment Managers within each investment strategy that has been approved by the Investment Committee. Although the Manager Research Team uses a number of methods to identify potential Investment Managers, it relies heavily upon GCMLP’s extensive network of industry contacts, proprietary databases and other industry data to source Investment Managers and Investment Funds. Examples of specific sources include: (i) internally generated “peer universe” reports in each strategy that include Investment Managers from various sources; (ii) regular conversations with Investment Managers with whom we have existing investments; (iii) familiar senior-level staff who left positions at firms with which we invest and launched their own funds; (iv) conversations with, and referrals from, staff on the trading desks of major Wall Street investment firms; (v) attendance at industry conferences; (iv) participation in capital introduction programs offered by prime brokerage firms; (vii) daily review of industry-related journals and other publications; (viii) communication with consultants and Shareholders; and (ix) third-party databases.

	●	“Investment” Due Diligence with respect to such potential Investment Managers and Investment Funds they manage
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If the Manager Research Team identifies an Investment Manager/ Investment Fund that it regards as promising, GCMLP assigns an investment due diligence team (“Investment Due Diligence Team”) to that Investment Manager/ Investment Fund, which is responsible for assessing:

--
certain qualitative factors relating to the potential Investment Manager, such as its investment philosophy, investment mandate and investment decision-making structure, the skills and commitment of its key professionals, its depth and breadth of experience in the relevant investment strategy, its investment and risk management processes, its organizational infrastructure and its stability; and

	--	the quality of such potential Investment Manager’s or Investment Fund’s historical returns.

In conducting investment due diligence with respect to a potential Investment Manager/ Investment Fund, the Investment Due Diligence Team assigned to the Investment Manager/Investment Fund typically will complete the following:

	--	on-site visits to the Investment Manager’s primary investment office and, if applicable, key satellite investment offices;

	--	reference checks on key investment personnel; and

--
a proprietary information packet that may include an introductory memorandum, a profile of the Investment Manager, a description of the proposed Investment Fund and a summary of completed due diligence, references and the nature of the quantitative and qualitative due diligence performed.

GCMLP’s risk management team (“Risk Management Team”) is responsible for performing due diligence (separately from our Manager Research Team) to assess the risk management processes (both quantitative and qualitative) and systems of Investment Managers and to analyze the risk and exposure of the Investment Funds managed by the Investment Managers.

●	“Operational” due diligence with respect to such potential Investment Managers and Investment Funds they manage, including legal due diligence

GCMLP’s operational due diligence team (“Operational Due Diligence Team”) evaluates the Investment Manager from an operational and legal perspective. The Operational Due Diligence Team is responsible for:

	--	reviewing and analyzing relevant legal and regulatory documentation;

--
utilizing independent third party investigative firms to perform background checks on the Investment Manager, its key personnel, the target Investment Fund and (if applicable) the independent directors of the Investment Fund; and

	--	evaluating the people, processes and systems that support the Investment Manager’s infrastructure and operations.

The Operational Due Diligence Team is charged with evaluating a potential Investment Manager’s operational infrastructure and the overall design of the Investment Manager’s internal control
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INVESTMENT PROGRAM
environment. This evaluation includes a review of the audited financial statements of the target Investment Funds and evaluation of the audit firm engaged to audit the target Investment Funds.

●	Investment Committee and Operations Committee approval of the potential Investment Managers and Investment Funds they manage

The Investment Committee currently has four members: Mr. David S. Richter (Chair), Mr. David B. Small, Mr. Bradley H. Meyers and Mr. Frederick Pollock. The Investment Committee makes decisions by majority vote; however, Mr. Michael J. Sacks, GCMLP’s Chairman and Chief Executive Officer, has the authority to determine the outcome in the event of a tie and the authority to veto any affirmative decision made by the Investment Committee. If, however, the Investment Committee rejects or terminates an Investment Manager or Investment Fund, Mr. Sacks is not authorized to override the rejection or termination. Brief biographies of Messrs. Sacks, Richter, Small, Meyers and Pollock appear below.

Michael J. Sacks, Chairman and Chief Executive Officer, Office of the Chairman

	●	Joined GCMLP, 1990
	●	Previous Experience
		o	Harris Associates, L.P., 1988-1990
	●	Education and Accreditations
		o	Northwestern University School of Law; J.D., 1988
		o	Northwestern University Kellogg School of Management; M.B.A., 1988
		o	Tulane University; B.A., Economics, 1984
		o	Member of Illinois Bar

David S. Richter, Hedge Fund Strategies Investment Committee Chair, Co-Head of Hedge Fund Strategies Research

	●	Associated with GCMLP since 1994; joined GCMLP, 2003
	●	Previous Experience
		o	Waveland Capital Management, L.P. (Long/Short Equity Hedge Fund), 1994-2002
		o	JMB Realty Corporation, 1988-1994
		o	KPMG Peat Marwick, 1983-1988
	●	Education and Accreditations
		o	University of Illinois; B.S. (summa cum laude), Accountancy 1983
		o	Certified Public Accountant
		o	AICPA Elijah Watt Sells Award, CPA Exam Scores

David B. Small, Managing Director, Hedge Fund Strategies Investment Committee Member
	●	Consultant to GCMLP 1987-1993; joined GCMLP, 1994
	●	Previous Experience
		o	David Bruce & Company, 1987-1993
		o	Philadelphia Insurance Research Group, 1979-1982
		o	Rapidata, 1978-1979
	●	Education
		o	University of Chicago, Booth School of Business; M.B.A., Finance/Econometrics, 1986
		o	The Wharton School of the University of Pennsylvania; B.S., Economics, 1978

Bradley H. Meyers, Managing Director, Hedge Fund Strategies
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INVESTMENT PROGRAM
Investment Committee Member, Head of Hedge Fund Strategies Portfolio Management

●	Joined GCMLP, 2003
●	Previous Experience
	o	Merrill Lynch, 1999-2001
	o	PricewaterhouseCoopers LLP, 1997-1999
●	Education and Accreditations
	o	University of Chicago Booth School of Business; M.B.A., 2003
	o	University of Illinois; B.S., Accounting, 1997
	o	Certified Public Accountant

Frederick Pollock, Managing Director, Hedge Fund Strategies Investment Committee Member, Private Markets Investment Committee Member, Co-Head of Hedge Fund Strategies Research, Office of the Chairman
●	Joined GCMLP, 2015
●	Previous Experience
	o	Morgan Stanley, 2006-2015
	o	Deutsche Bank, 2005-2006
●	Education
	o	Harvard Law School; J.D., 2004
	o	University of Nevada; B.S., Economics, 2001

The Investment Committee must approve a particular Investment Manager and particular Investment Funds managed by such Investment Manager from an “investment” and “risk” perspective before GCMLP may invest the assets of the Fund in such Investment Funds.

In connection with approving particular Investment Managers and Investment Funds and from time to time thereafter, the Investment Committee determines guidelines specifying the target percentages of assets (usually determined as a range) that the Portfolio Management Teams generally follow in proposing, for the portfolios assigned to them, initial and subsequent portfolio allocations to a particular Investment Fund or Investment Funds managed by a particular Investment Manager (“Target Allocations”).

GCMLP’s operations committee (the “Operations Committee”) currently has four members: Mr. Paul A. Meister (Chair), Mr. Ivaldo M. Basso, Mr. Francis O. Idehen and Mr. Burke J. Montgomery. The Operations Committee makes decisions by majority vote. As is the case with respect to decisions made by the Investment Committee, Mr. Sacks has the authority to veto any decision made by the Operations Committee. However, if the Operations Committee rejects or terminates a particular Investment Manager or Investment Fund, Mr. Sacks is not authorized to override such rejection or termination. Brief biographies of Messrs. Meister, Basso, Idehen and Montgomery appear below.

Paul A. Meister, Vice Chairman, Office of the Chairman

●	Joined GCMLP, 1991
●	Previous Experience
	o	Barack, Ferrazzano, Kirschbaum, & Nagelberg, L.L.P., 1987-1989; 1990-1991
	o	Sportmart, 1989-1990
●	Education and Accreditations
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INVESTMENT PROGRAM
		o	Northwestern University School of Law; J.D. (cum laude), 1987
		o	University of Illinois; B.S., Accounting, 1984
		o	Certified Public Accountant
		o	Member of Illinois Bar

Ivaldo M. Basso, Managing Director, Chief Financial Officer

	●	Joined GCMLP, 2004
	●	Previous Experience
		o	Ernst & Young, L.L.P., 2002-2004
		o	Arthur Andersen, L.L.P., 1994-2002
	●	Education and Accreditations
		o	Northern Illinois University; B.S., Accounting, 1994
		o	Certified Public Accountant

Francis O. Idehen, Managing Director, Chief Operating Officer, Office of the Chairman
	●	Joined GCMLP, 2017
	●	Previous Experience
		o	Exelon Corporation, 2011-2017
		o	Intel Corporation, 2007-2011
		o	Lehman Brothers, 2006-2007
		o	J.P. Morgan Chase & Company, 2004
		o	Streamline Capital, LLC, 2000-2003
		o	Goldman Sachs, 1999-2000
	●	Education and Accreditations
		o	Harvard Business School; M.B.A., 2006
		o	Yale University; B.A., Economics, 1999

Burke J. Montgomery, J.D., Managing Director, General Counsel

	●	Joined GCMLP, 2004
	●	Previous Experience
		o	Sidley Austin L.L.P., 2000-2003
	●	Education and Accreditations
		o	Indiana University-Bloomington Maurer School of Law; J.D. (cum laude), Executive Editor of the Indiana Law Journal, 1999
		o	University of Notre Dame; B.A., History, 1996
		o	Member of Illinois Bar

The Operations Committee must approve a particular Investment Manager and particular Investment Funds managed by such Investment Manager from an “operational” perspective before GCMLP may invest the assets of the Fund in such Investment Funds.

3.	Establishing investment objectives and constraints for the Fund

GCMLP and the Fund have agreed to certain investment objectives and constraints for the Fund (“Investment Objectives and Constraints”). GCMLP, as part of its risk management program for the Fund, manages the Fund’s portfolio on a day-to-day basis in accordance with these Investment Objectives and Constraints.

The Board and GCMLP may re-evaluate the Investment Objectives and Constraints from time to time based on various factors, including their assessment of market conditions, and may amend or modify the Investment Objectives and Constraints from time to time based on such re-evaluations. Such modifications may be made without notice to Shareholders in the Fund.

GCMLP seeks to ensure that whenever the Fund invests in, or withdraws or redeems capital from, an Investment Fund, the Fund does so in accordance

35

INVESTMENT PROGRAM

with the Investment Objectives and Constraints in effect at the time of such investment or withdrawal or redemption. In certain cases, however, the Fund may fall out of compliance with the Investment Objectives and Constraints because of, among other things, appreciation or depreciation in the value of investments, recharacterization or reclassification of investments, limitations on withdrawals or redemptions by one or more Investment Funds, inadvertent errors or other factors that are beyond GCMLP’s control.

Should the Fund not be in compliance with the Investment Objectives and Constraints, GCMLP ordinarily will implement measures designed to bring the Fund into compliance with the Investment Objectives and Constraints as soon as reasonably practicable. In certain cases, however, factors (such as liquidity restrictions relating to one or more investments) may affect GCMLP’s ability to bring the Fund into compliance with the Investment Objectives and Constraints in an expeditious manner.

In certain cases, the Investment Committee may recommend that, under the circumstances, it is appropriate to modify an Investment Objective or Constraint, or to adjust or refine the method or formula by which compliance with an Investment Objective or Constraint is tested, resulting in the change of the status of the Fund from non-compliant to compliant. The Investment Committee may also conclude and recommend that, under the circumstances, it is appropriate for the Fund to continue to be non-compliant, even though the Investment Committee has also concluded that, as a general matter, it is not appropriate to modify the relevant Investment Objective or Constraint or to adjust or refine the method or formula by which compliance with such Investment Objective or Constraint is tested.

The Adviser worked with Merrill Lynch, Pierce, Fenner & Smith (“MLPFS”), which may be engaged as a Selling Agent to the Fund, in order to develop the Investment Objectives and Constraints for the Fund.  However, MLPFS will not provide any ongoing advice to the Adviser regarding the Fund’s Objectives and Constraints, strategies, policies, or otherwise, and will not act as investment adviser, sub-adviser, or in any other advisory capacity to the Fund, the Adviser, or any other Investment Fund or Investment Manager.

4.	Constructing a portfolio designed to meet the objectives of the Fund, through the use of approved investment strategies and Investment Funds

Mr. David S. Richter and Mr. Bradley H. Meyers, who are members of GCMLP’s Investment Committee, assign a portfolio management team (“Portfolio Management Team”) to each GCMLP-Managed Account, including the Fund. Each Portfolio Management Team consists of one or more portfolio managers, one or more senior portfolio analysts and one or more junior portfolio analysts, and is led by a portfolio manager designated by the Portfolio Committee. The Portfolio Management Team assigned to a particular GCMLP-Managed Account is responsible for evaluating portfolio composition and proposing allocation changes for such GCMLP-Managed Account.

Mr. Meyers has general oversight over the functions of each Portfolio Management Team. The Portfolio Committee has designated Mr. Matthew R. Leimetter as the portfolio manager of the Fund.

Matthew R. Leimetter, Vice President, Hedge Fund Strategies

	●	Joined GCMLP, 2012
	●	Previous Experience
		o	Merrill Lynch, 2010-2012
	●	Education and Accreditations
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INVESTMENT PROGRAM
		o	Boston College; B.S., Finance and Leadership in Management, 2010

The Fund’s Portfolio Management Team is responsible for proposing the initial portfolio of the Fund, and for proposing changes to such portfolio from time to time by employing a combination of “top‑down” and “bottom‑up” inputs. The “top‑down” inputs consist of:

	●	the Fund’s Investment Objectives and Constraints;

	●	using strategies consistent with the relevant mandate;

	●	the requirement to use Investment Managers and Investment Funds that have been approved both by the Investment Committee and the Operations Committee; and

	●	the Target Allocations applicable to the Fund.

The “bottom‑up” inputs consist of the Fund’s Portfolio Management Team’s judgment in selecting and proposing the allocation of capital to approved Investment Funds in a manner that the Portfolio Management Team determines to be appropriate in light of the Fund’s Investment Objectives and Constraints and other investment restrictions. The Fund’s Portfolio Management Team bases its allocation proposals upon both qualitative and quantitative factors, supplementing experienced investment judgment with quantitative analyses.

The Fund’s Portfolio Management Team may consider a number of factors in selecting Investment Funds for the Fund, including, but not limited to: the perceived attractiveness of the Investment Fund’s opportunity set; the Investment Fund’s strategy, sub-strategy and region, and the exposure bias and investment style of its Investment Manager (e.g., generalist versus sector specialist, shorter‑term versus longer‑term investment horizon, level of activism, value versus growth orientation, concentrated versus diversified, long‑ versus short‑bias, etc.); correlation with other Investment Fund’s used by the Fund; compatibility of the Investment Fund’s liquidity provisions with those of the Fund; and the capacity of the Investment Fund to accept additional capital.

The Risk Management Team is responsible for analyzing the risk and exposure of each GCMLP-Managed Account, including the Fund, and developing technology solutions for risk evaluation, including risk aggregation.

The Fund’s Portfolio Management Team utilizes certain quantitative analytical reports developed by the Risk Management Team and generated by GCMLP’s proprietary risk management software (as well as certain third-party software) to test and refine its judgment regarding: (i) its selection of Investment Managers/ Investment Funds for the Fund; and (ii) the amount of assets to be allocated to each such Investment Manager/ Investment Fund. Such reports are designed to enable the Fund’s Portfolio Management Team to evaluate the risk and return characteristics of proposed alternative allocations to particular Investment Managers. Such reports currently consist of historical simulation analyses, historical simulation stress tests and scenario analyses, forward‑looking analyses, look‑through exposure analyses, portfolio liquidity analyses, Value at Risk analyses, portfolio optimization and factor analyses.

Messrs. Richter and Meyers must review and approve all portfolio allocations proposed for the Fund by the Portfolio Management Team assigned to the Fund. Mr. Sacks has a veto right over portfolio management activity for the GCMLP-Managed Accounts, including the Fund.

5.	Monitoring investment strategies, Investment Managers and Investment Funds
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INVESTMENT PROGRAM
and adjusting the composition of each GCMLP-Managed Account, including the Fund, when GCMLP believes such adjustment is appropriate

Strategy Monitoring

Certain investment professionals within the Manager Research Team are responsible for staying abreast of market developments affecting specific investment strategies and communicating their findings to the Investment Committee. The Investment Committee reviews such findings to determine whether particular investment strategies (and the Target Allocations previously established by the Investment Committee) continue to be appropriate. The Investment Committee may decide to add or terminate a particular investment strategy, or change the position size target ranges applicable to such investment strategy, based on any number of factors, such as: (i) better alternatives for investing the capital invested in such investment strategy; (ii) changes in the expectations for such investment strategy; or (iii) changes in the investment or economic environment.

Investment Monitoring

The Manager Research Team assigned to a particular Investment Manager and Investment Fund are responsible for staying abreast of current developments affecting the Investment Manager/ Investment Fund and communicating its findings to the Investment Committee and Portfolio Management Teams, including the Fund’s Portfolio Management Team.

The Manager Research Team monitors certain aspects of Investment Manager/ Investment Fund performance and communicates from time to time with Investment Managers to review the performance of the Investment Funds managed by such Investment Managers and to discuss such Investment Managers’ investment outlook.

GCMLP obtains certain exposure‑level information designed to enable the Investment Committee, the Fund’s Portfolio Management Team and the Manager Research Team to analyze various investment strategies, markets and sectors on a “look‑through” basis. Although GCMLP does not require that Investment Managers provide position‑level transparency, Investment Managers provide aggregated, portfolio-level information with respect to the invested positions and risk profiles of their Investment Funds. This information typically includes, but may not be limited to, data related to each Investment Fund’s long, short, gross and net exposure, industry sector and/or geographic exposure (where appropriate), concentration, and leverage. The information set provided by Investment Managers varies depending upon their investment strategy focus and investment style. This summary-level risk information is augmented through ongoing conversations with the Investment Manager of the Investment Fund and, together with such conversations, is intended to provide an overall view of the relevant Investment Fund’s risk exposure.

The Risk Management Team also monitors each Investment Manager, Investment Fund and GCMLP-Managed Account on an ongoing basis, so as to understand the key drivers of risk at the strategy, Investment Fund and systematic level and to recommend, to the Investment Committee, appropriate measures to mitigate the potential impact of such risks on the GCMLP-Managed Accounts.

Generally, GCMLP intends to make medium‑ to long‑term commitments to Investment Managers on behalf of GCMLP-Managed Accounts, including the Fund, in order to give the Investment Managers a reasonable opportunity to achieve their objectives. The Investment Committee, however, may decide to terminate an existing Investment Manager based on any number of factors,

38

INVESTMENT PROGRAM
such as: (1) disappointing performance relative to the Investment Committee’s expectations for the Investment Manager or to other Investment Managers using the same general type of investment strategy; (2) indicators of excessive risk taking (such as exposure, concentration, or performance data) that are inconsistent with the Investment Committee’s expectations; (3) deviation from stated investment strategy; (4) deviation from area of expertise; (5) significant revisions of reported results; and (6) a change in circumstances regarding the Investment Manager, including but not limited to changes in the Investment Manager’s investment process or style, in the type or amount of the Investment Manager’s assets under the management, in the types of products offered by the Investment Manager, in key personnel, in the terms and conditions of investments in the Investment Funds managed by the Investment Manager; new conflicts of interest affecting the Investment Manager; legal or ethical issues; lack of or misleading disclosure; and/or withdrawal of the Investment Manager’s investment or withdrawal of investments by the Investment Manager’s personnel.

These factors, either alone or in combination, are not necessarily grounds for immediate Investment Manager/ Investment Fund termination, but may lead the Investment Committee to place an Investment Manager on its “watch list,” triggering additional due diligence measures relating to the factors that resulted in the decision to place such Investment Manager on the “watch list.” No additional capital of the Fund may be allocated to an Investment Manager/ Investment Fund once the Investment Manager/ Investment Fund is placed on the Investment Committee’s “watch list.” The Investment Committee may remove an Investment Manager/ Investment Fund from its “watch list” if the results of the review are favorable, or terminate the Investment Manager/ Investment Fund if the results of the review are unfavorable. While the Investment Committee may elect to terminate an Investment Manager/ Investment Fund, its ability to cause GCMLP-Managed Accounts, including the Fund, to fully withdraw or redeem from the Investment Manager’s Investment Funds may be limited by the investor liquidity provisions of such Investment Funds.

The Investment Committee also may determine that developments at the Investment Manager should be followed more closely for a period of time – perhaps an extended period of time – before reaching a final decision.

Monitoring of Investment Managers’ Operations

The Operational Due Diligence Team is responsible for staying abreast of current developments affecting the Investment Managers’ personnel, infrastructure, operations and service providers, as well proposed amendments to the governing documents of Investment Funds managed by the Investment Managers, and for communicating its findings to the Operations Committee.

The Operational Due Diligence Team monitors certain aspects of the Investment Managers’ operations, which prompts frequent communication with the Investment Managers. The Operational Due Diligence Team follows procedures designed to: (i) identify inaccuracies in financial results and Investment Fund valuations reported by Investment Managers; (ii) identify changes in the Investment Managers’ personnel, processes or systems that support the Investment Managers’ operations; (iii) identify changes in third‑party service providers such as administrators or auditors used by the Investment Managers; and (iv) determine the nature and extent of future due diligence procedures to perform.

The Operational Due Diligence Team, through its monitoring procedures
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INVESTMENT PROGRAM

discussed above, may identify issues that are not necessarily grounds for immediate Investment Manager/ Investment Fund termination, but may lead the Operations Committee to place an Investment Manager/ Investment Fund on its “watch list,” triggering additional due diligence measures relating to the factors that resulted in the decision to place such Investment Manager/ Investment Fund on such list. No additional capital of the Fund may be allocated to an Investment Manager/ Investment Fund once the Investment Manager is placed on the Operations Committee’s “watch list” without the specific approval of the Operations Committee (which may delegate such approval authority in certain cases). The Operations Committee may remove an Investment Manager/ Investment Fund from its “watch list” if the results of the review are favorable, or terminate the Investment Manager/ Investment Fund if the results of the review are unfavorable. While the Operations Committee may elect to terminate an Investment Manager/ Investment Fund, its ability to cause GCMLP-Managed Accounts to fully withdraw or redeem from the Investment Manager’s Investment Funds may be limited by the investor liquidity provisions of such Investment Funds. The Operations Committee also may determine that developments at the Investment Manager/ Investment Fund should be followed more closely for a period of time – perhaps an extended period of time – before reaching a final decision.

The Operational Due Diligence Team is also responsible for: (1) periodically updating background investigations into the key personnel of the Investment Managers; and (2) communicating its findings to the Operations Committee.

Portfolio Adjustment

The Fund’s Portfolio Management Team is responsible for proposing changes to the portfolio of the Fund from time to time in a manager designed to comply with the Fund’s investment objectives. The Fund’s Portfolio Management Team is likely to propose changes to the amounts it wishes to allocate to particular Investment Managers/ Investment Funds on behalf of the Fund from time to time, in a continuing effort to achieve the Fund’s investment objectives, based on factors such as: (1) the Investment Committee’s approval of new Investment Managers or termination of existing Investment Managers/ Investment Funds; (2) changes in the Fund’s investment restrictions; and (3) such Portfolio Management Team’s ongoing analysis of Investment Manager/ Investment Fund allocations in light of the Fund’s investment objectives.

Modifications of GCMLP’s Investment Process
The discussion above summarizes GCMLP’s investment process in effect as of the date of this Prospectus. GCMLP has modified its investment process from time to time in the past, and expects to continue to modify its investment process from time to time in the future. Such modifications may be material and may be made without notice to Shareholders in the Fund.

Other Investment Advisory Services
Temporary Investments and Hedging Transactions

GCMLP may from time to time invest the Fund’s assets directly in the types of financial instruments in which Investment Funds invest (“Direct Investments”). Although Direct Investments may be made to recognize gains, Direct Investments are typically (i) for hedging purposes involving the purchase or sale of securities or derivatives to reduce certain exposures of the Fund (e.g., the purchase of puts on the S&P 500 index) and (ii) for cash management purposes (e.g., the purchase of high quality, fixed income securities, money market instruments, money market mutual funds, or cash or cash equivalents). Direct Investments are expected to be minimal in light of GCMLP’s focus on investing in Investment Funds.

40

INVESTMENT PROGRAM
The Fund’s investment program is speculative and entails substantial risks. There can be no assurance that the investment objectives of the Fund or any Investment Fund will be achieved or that their investment programs will be successful. In particular, each Investment Manager’s use of, among other things, leverage, short sales and derivative transactions, and limited diversification can, in certain circumstances, result in significant losses to the Fund and, in turn, the Fund. Shareholders should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Shareholders could lose some or all of their investment.

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TYPES OF INVESTMENTS AND RELATED RISK FACTORS
General
This section discusses the types of investments generally made by the Investment Managers and the related risk factors with respect to such investments. The impact of a particular risk on an Investment Fund managed by an Investment Manager will impact the Fund and, in turn, have a corresponding impact on the Fund.

All securities investments risk the loss of capital. The value of the Fund’s total net assets should be expected to fluctuate based on the fluctuation in the value of the Investment Funds in which the Fund invests. To the extent that the portfolio of an Investment Manager is concentrated in securities of a single issuer or issuers in a single industry, the risk of any investment decision is increased. An Investment Manager’s use of leverage is likely to cause the value of the Investment Manager’s portfolio to appreciate or depreciate at a greater rate than if leverage were not used.

Equity Securities
Investment Managers’ investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. Investment Managers also may invest in depositary receipts relating to foreign securities. Investment Funds that invest in securities issued by U.S. entities with substantial foreign operations may be subject to risks relating to economic, political or regulatory conditions in such foreign countries. (See “Foreign Securities” below.) Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Investment Managers may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro cap companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. Investment Managers may purchase securities in all available securities trading markets.

Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

Preferred Stocks. Preferred stock generally has a preference as to dividends and upon the event of liquidation, over an issuer’s common stock, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a

42

TYPES OF INVESTMENTS AND RELATED RISK FACTORS
particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally: (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities; (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics; and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. Recent and potential future changes in government monetary policy may affect the level of interest rates. The credit standing of the issuer and other factors may also have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.
A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by an Investment Fund is called for redemption, the Investment Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on an Investment Fund’s ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

Bonds and Other Fixed-Income Securities
Investment Managers may invest in bonds and other fixed-income securities. Investment Managers will invest in these securities when they offer opportunities for capital appreciation and may also invest in these securities for temporary defensive purposes and to maintain liquidity.

Fixed-income securities include, among other securities:  bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. government or one of its agencies or instrumentalities (“U.S. Government Securities”) or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk). Further, certain municipalities of the United States and its territories are financially strained and may face the possibility of default on their debt obligations, which could directly or indirectly detract from the Investment Fund’s

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TYPES OF INVESTMENTS AND RELATED RISK FACTORS
performance.

Investment Managers may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (“NRSRO”) in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Manager to be of comparable quality. Non-investment grade debt securities (typically called “junk bonds”) are securities that have received a rating from a NRSRO of below investment grade or have been given no rating, and are considered by the NRSRO to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

Foreign Securities and Forward Currency Exchange Contracts
Investment Managers may invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts (“ADRs”), that represent indirect interests in securities of foreign issuers. Foreign securities in which Investment Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets. Investments in foreign securities are affected by risk factors generally not thought to be present in the U.S. These factors include, but are not limited to, the following:  varying custody, brokerage and settlement practices; difficulty in pricing; less public information about issuers of foreign securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the unavailability of financial information regarding the foreign issuer or the difficulty of interpreting financial information prepared under foreign accounting standards; less liquidity and more volatility in foreign securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets of an Investment Fund between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in foreign countries. Investments in foreign issuers may require significant government approvals under corporate, securities, exchange control, non-U.S. investment and other similar laws and regulations and may require financing and structuring alternatives and exit strategies that differ substantially from those commonly used in the United States. Moreover, governmental issuers of foreign securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in foreign countries also involves higher brokerage and custodian expenses than does investment in domestic securities.

Other risks of investing in foreign securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other foreign or U.S. laws or restrictions, or devaluations of foreign currencies. A decline in the exchange rate would reduce the value of certain of an Investment Fund’s foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. In addition, an Investment Fund may incur costs in connection with conversion between various currencies. The foregoing risks may be greater in emerging industrialized and less developed countries.

An Investment Manager may enter into forward currency exchange contracts

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TYPES OF INVESTMENTS AND RELATED RISK FACTORS
(“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving an Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a foreign security. This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an Investment Fund’s existing holdings of foreign securities. There may be, however, imperfect correlation between an Investment Fund’s foreign securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may also be used for non-hedging purposes to pursue an Investment Fund’s investment objective, such as when an Investment Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund’s investment portfolio. There is no requirement that the Investment Funds hedge all or any portion of their exposure to foreign currency risks.

Emerging Markets
Investments in emerging markets involve risks in addition to those generally associated with investments in foreign securities. Political and economic structures in many emerging markets may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. As a result, the risks described above relating to investments in foreign securities, including the risks of nationalization or expropriation of assets would be heightened. In addition, unanticipated political or social developments may affect the values of an Investment Fund’s investments and the availability to the Investment Fund of additional investments in such emerging markets. The small size and inexperience of the securities markets in certain emerging markets and the limited volume of trading in securities in those markets may make an Investment Fund’s investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the U.S., Japan and most Western European countries).

Leverage
Borrowing by Investment Funds for investment purposes (a practice known as “leverage”) is a speculative practice that involves certain risks. Some or all of the Investment Managers may make margin purchases of securities and, in that regard, borrow money from brokers and banks for investment purposes.  As such, the Fund could be impacted by an Investment Funds use of leverage.

Trading equity securities on margin generally involves an initial cash requirement representing at least 50% of the underlying security’s value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions.

Although leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if an Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of changes in the value of an investment in the Investment Funds. In the event that an Investment Fund’s equity or debt instruments decline in value, the Investment Fund could be subject to a “margin call” or “collateral call,” pursuant to which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of

45

TYPES OF INVESTMENTS AND RELATED RISK FACTORS
the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund’s assets, the Investment Manager might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Investment Manager also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

The Fund is authorized to borrow. The Fund may borrow money for certain purposes, such as making payments to Investment Funds in accordance with the Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Fund, subject to any limitations imposed by applicable law.  For example, Fund will comply with the provisions of 1940 Act, which requires an investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This means that the value of the investment company’s total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). Since the Investment Funds generally will not be registered under the 1940 Act, these limits generally would not apply to the Investment Funds and, therefore, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great.

If the Fund were to enter into derivative transactions directly, the Fund would utilize appropriate asset coverage.

Short Sales
Some or all of the Investment Managers may attempt to limit an Investment Fund’s exposure to a possible market decline in the value of its portfolio securities through short sales of securities that the Investment Manager believes possess volatility characteristics similar to those being hedged. In addition, the Investment Managers may use short sales for non-hedging purposes to pursue their investment objectives. For example, an Investment Fund may “short” a security of a company if, in the Investment Manager’s view, the security is over-valued in relation to the issuer’s prospects for earnings growth.

To effect a short sale, the Investment Manager will borrow a security from a brokerage firm to make delivery to the buyer. The Investment Fund is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Investment Manager, which would result in a loss or gain, respectively. These techniques are speculative and, in certain circumstances, can substantially increase the impact of adverse price movements on an Investment Fund’s portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security, which could result in an inability to cover the short position and thus a theoretically unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase.

An Investment Fund may also make short sales against-the-box, in which it sells short securities it owns or has the right to obtain without payment of additional consideration. If an Investment Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in-kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. An Investment Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box.

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TYPES OF INVESTMENTS AND RELATED RISK FACTORS
Reverse Repurchase Agreements
Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage, which may also increase the volatility of an Investment Fund’s investment portfolio and therefore increase fluctuations in the Investment Fund’s net asset value.

Foreign Currency Transactions
The Investment Managers may engage in foreign currency transactions for a variety of purposes, including to fix in U.S. dollars, between trade and settlement date, the value of a security an Investment Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Fund already owns, particularly if the Investment Manager expects a decrease in the value of the currency in which the foreign security is denominated.

Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve an Investment Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Investment Fund contracted to receive in the exchange. An Investment Manager’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Money Market Instruments
Each Investment Manager may invest, for defensive purposes or otherwise, some or all of an Investment Fund’s assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Investment Manager deems appropriate under the circumstances. Pending allocation of the offering proceeds and thereafter, from time to time, the Fund also may invest in these instruments. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Purchasing Initial Public Offerings
The Investment Managers may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies and, thus, for Shares. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by Shareholders. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving them.

Special Investment Instruments and Techniques
The Investment Managers may utilize a variety of special investment instruments and techniques (a number of which are described below) to hedge the portfolios of the Investment Funds against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue an Investment Fund’s investment objective. These strategies may be executed through

47

TYPES OF INVESTMENTS AND RELATED RISK FACTORS
derivative transactions. The instruments the Investment Managers may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that the Investment Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

Derivatives. Some or all of the Investment Managers may invest in, or enter into financial instruments which derive their performance, at least in part, from the performance of an underlying asset, index or interest rate (“Derivatives”). Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular Derivative and the portfolio as a whole. Derivatives permit an Investment Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Investment Manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities.

Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential impact on an Investment Fund’s performance.

If an Investment Manager invests in Derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Investment Fund’s return or result in a loss. An Investment Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if an Investment Manager is unable to liquidate its position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

Options and Futures. The Investment Managers may utilize options and futures contracts. They also may use so-called “synthetic” options or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Investment Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Such options may also be illiquid and, in such cases, an Investment Manager may have difficulty closing out its position. Over-the-counter options purchased and sold by the Investment Managers also may include options on baskets of specific securities.

The Investment Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which an Investment Fund owns the underlying security. The sale of such an option exposes an Investment Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on an Investment Fund’s books or with the Investment Fund’s custodian to fulfill the obligation undertaken. The

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TYPES OF INVESTMENTS AND RELATED RISK FACTORS
sale of such an option exposes an Investment Fund during the term of the option to a decline in price of the underlying security while depriving the Investment Fund of the opportunity to invest the segregated assets.

An Investment Manager may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. An Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, an Investment Manager would ordinarily make a similar “closing sale transaction,” which involves liquidating the underlying position by selling the option previously purchased, although the Investment Manager would be entitled to exercise the option should it deem it advantageous to do so.

The Investment Funds may use derivatives that are subject to regulation by the CFTC.  However, with respect to the Fund, GCMLP currently relies on the no-action relief afforded by CFTC Staff Letter No. 12-38 and the exception from “commodity pool operator” registration in CFTC Regulation 4.5.  Therefore, GCMLP will not be required to deliver a CFTC disclosure document to Shareholders, nor will it be required to provide Shareholders certified annual reports that satisfy the requirements of CFTC regulations generally applicable to registered CPOs.  As of the date of this Prospectus, there is no certainty that the Adviser or other parties will be able to rely on these exclusions and exemptions in the future.

The Investment Managers may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits an Investment Manager might realize in trading could be eliminated by adverse changes in the exchange rate, or an Investment Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss to the Investment Funds which could adversely affect the value of the Fund’s net assets and result in a loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Investment Funds to substantial losses.

Successful use of futures also is subject to the Investment Manager’s ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Pursuant to regulations or published positions of the CFTC, an Investment Manager may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the

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TYPES OF INVESTMENTS AND RELATED RISK FACTORS
underlying commodity. If an Investment Manager is required to do so, the segregation of such assets will have the effect of limiting its ability to otherwise invest those assets.

Some or all of the Investment Managers may purchase and sell stock index futures contracts for the Investment Funds. A stock index future obligates an Investment Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in such securities on the next business day.

Some or all of the Investment Managers may purchase and sell interest rate futures contracts for the Investment Funds. An interest rate future obligates an Investment Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Investment Managers may purchase and sell currency futures. A currency future obligates an Investment Fund to purchase or sell an amount of a specific currency at a future date at a specific price. Derivatives associated with foreign currency transactions are subject to currency risk.

Call and Put Options on Securities Indices. Some or all of the Investment Managers may purchase and sell for the Investment Funds call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by the Investment Manager of options on stock indexes will be subject to the Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements. Some or all of the Investment Managers may enter into equity, interest rate, index and currency rate swap agreements on behalf of the Investment Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional Shareholders for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a

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TYPES OF INVESTMENTS AND RELATED RISK FACTORS
premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by the Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.”  Consequently, an Investment Fund’s current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that an Investment Fund is contractually obligated to make. If the other party to a swap defaults, an Investment Fund’s risk of loss consists of the net amount of payments that the Investment Fund contractually is entitled to receive.

Credit Default Swaps. Some or all of the Investment Managers may purchase or sell credit default swaps, which are structured to transfer the credit exposure of fixed income products between parties. Under such transactions, the purchaser of the credit default swap will make payments to the seller, and in return, the seller agrees to pay off the debt if the underlying third party defaults on the loan. Investment Managers may use credit default swaps for hedging (and non-hedging) purposes, as the swaps may act as protection against non-payment by the underlying third party by transferring the risk of default from the holder of the security (the buyer) to the seller of the swap. When used in respect of a basket of securities or an index, credit default swaps may be used to profit from changes in the perceived credit risk of the referenced securities. If the Investment Manager incorrectly assesses the amount or timing of these changes, the position may lose money, possibly on an economically leveraged basis.

Lending Portfolio Securities
Some or all of the Investment Managers may lend securities from their portfolios to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending portfolio continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords it an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. An Investment Fund might experience losses if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

When-Issued and Forward Commitment Securities
Some or all of the Investment Managers may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions, if effected by the Fund, will be subject to the Fund’s limitation on indebtedness unless, at the time the transaction is entered into, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment

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TYPES OF INVESTMENTS AND RELATED RISK FACTORS
securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Manager on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund may incur a loss.

Restricted and Illiquid Investments
Although it is anticipated that most Investment Funds will invest primarily in publicly traded securities, they generally may invest a portion of the value of their total assets in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

Where registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Manager may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, an Investment Fund might obtain a less favorable price than prevailed when it decided to sell. Investment Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.

In addition, the Fund’s interests in unregistered Investment Funds are themselves illiquid and subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from an Investment Fund pursuant to limited withdrawal rights. In general, most of the Investment Funds in which the Fund invests provide for periodic withdrawals of capital ranging from monthly to annually and, in some cases, have lock up provisions under which the Fund may not withdraw capital for a specified period after the date of its contribution. Additionally, the governing documents of the Investment Funds generally provide that the Investment Fund may suspend, limit or delay the right of its Shareholders, such as the Fund, to withdraw capital. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.

Use of Proceeds; Cash Equivalents
The net proceeds of the offering of Shares (after payment of expenses) are expected to be invested at all times in accordance with the investment objectives and policies of the Fund as soon as practicable, consistent with normal market conditions and the availability of suitable investments, generally within three months of receipt, and in any event, not more than after six months of receipt. The Fund may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes. (See “Types of Investments and Related Risk Factors—Money Market Instruments.”)  The Investment Managers may also invest in such cash equivalents.

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INVESTMENT POLICIES AND RESTRICTIONS
The Fund has adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund’s outstanding voting securities (as defined by the 1940 Act). The Fund’s fundamental investment restrictions are as follows:
(1)
The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry, except that:  the Fund will invest 25% or more of the value of its total assets in Investment Funds, except during temporary adverse market conditions affecting Investment Funds in which the Fund may invest, but will not invest 25% or more of the value of its total assets in Investment Funds that focus on investing in any single industry. For the purpose of applying the 25% industry limitation, the Fund will consider the investments of underlying Investment Funds when determining compliance with this policy to the extent the Fund has sufficient information about such investments.  The Fund will make reasonable efforts to obtain information about the current concentration of such underlying investments.

(2)
The Fund will not issue senior securities, including senior securities representing stock, except to the extent permitted by the 1940 Act.  The Fund may (a) borrow money from banks, brokers and other lenders to finance portfolio transactions and engage in other transactions, and (b) the Fund may borrow money for temporary or emergency purposes or in connection with repurchases of, or tenders for, Shares.

(3)	The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.
(4)
The Fund will not make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies.

(5)
The Fund will not purchase or sell commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indexes, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(6)	The Fund will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.
These investment restrictions may not be changed by the Fund without the vote of a majority of the outstanding voting securities of the Fund. The investment restrictions and other policies described herein do not apply to Investment Funds. If a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.
Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called, (A) of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy or (B) of more than 50% of the outstanding voting securities of the company, whichever is less.
The Adviser will not cause the Fund to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act or as otherwise permitted by applicable law. The Fund and Investment Funds may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the 1940 Act. (See “Conflicts of Interest” and “Brokerage”)
The Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in Investment Funds. The Fund will provide Shareholders with at least 60 days prior notice of any change in the policy.
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ADDITIONAL RISK FACTORS

Borrowing
The Fund is authorized to borrow. The Fund may borrow money for certain purposes, such as making payments to Investment Funds in accordance with the Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Fund, subject to any limitations imposed by applicable law.  Although the Fund does not anticipate borrowing at such levels, in all cases the Fund will maintain continuous asset coverage for borrowings of 300% in compliance with the requirements of the 1940 Act. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to liquidate investments in Investment Funds to reduce its borrowings and restore the 300% asset coverage at times or in amounts that are not advantageous to the Fund. Borrowing may exaggerate the effect on net asset value of any increase or decrease in the market value of the Fund, as applicable. The Fund may also borrow money from time to time on a short-term basis for liquidity purposes. All interest and other fees charged under any line of credit will be paid by the Fund, as applicable. The Fund may be required to maintain minimum average balances in connection with its borrowings to maintain a line of credit. If the cash flows of the Fund are insufficient to meet required payments on a line of credit, the Fund could be forced to liquidate investments in Investment Funds at times or in amounts that are not advantageous to the Fund.

No Operating History
The Fund is a newly formed non-diversified, closed-end management investment company with no performance history that Shareholders can use to evaluate the Fund’s investment performance. The initial operating expenses for a new fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. In addition, Investment Funds and/or Investment Fund Managers may, in some cases, be newly organized with limited operating histories upon which to evaluate their performance.

Risk of Non-Diversified Fund
The Fund is non-diversified. Compared to diversified funds, it may invest a higher percentage of its assets among fewer Investment Funds. In certain situations, being non-diversified may reduce the Fund’s risks by enabling it to avoid investing in certain countries, regions or sectors that exhibit above average risks. However, being non-diversified may also increase the Fund’s risk by magnifying the impact (positively or negatively) that only one Investment Fund has on the Fund’s performance.

Investment Manager Incentive Compensation
Each Investment Manager generally will receive performance-based compensation, expected to range from 15% to 25% of net profits. The performance-based compensation that will be received by an Investment Manager may create an incentive for the Investment Manager to make investments that are riskier or more speculative than those that might have been made in the absence of the performance-based compensation. In addition, because the performance-based compensation will be calculated on a basis that includes realized and unrealized appreciation of an Investment Fund’s assets, the performance-based compensation may be greater than if it were based solely on realized gains. The fees and other expenses borne by the Fund, including the performance-based compensation indirectly payable by the Fund as a result of its investments in Investment Funds, are higher than those of other registered investment companies.

Increase or Decrease in Assets under Management
As the Fund’s assets increase or as an Investment Fund’s assets increase, more capital may be allocated to any particular Investment Fund. It is not known what effect, if any, this will have on an Investment Fund’s trading strategies or its investment results. Conversely, in the event the Fund’s assets decrease, the Fund’s expense ratio may increase and the investment opportunities available to the Fund

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ADDITIONAL RISK FACTORS
may be reduced. In addition, in such event, the Fund may have a larger relative investment in a particular Investment Fund than is desirable. This may have the effect of substantially increasing the Fund’s ratio of illiquid to liquid investments and negatively impact performance.

In addition, the Fund is subject to the risk that a large shareholder could request that the Fund repurchase a large percentage of Shares and/or that the Selling Agents could do so on behalf of several Shareholders in the Fund. Such repurchase requests may be very substantial relative to the size of the Fund and carry potentially adverse effects. For example, such repurchase requests may cause the Fund to make investment decisions at inopportune times, including liquidating certain of its investments more rapidly than otherwise desirable, or miss attractive investment opportunities. While it is not possible to predict the overall effect of such repurchase requests, such transactions may adversely affect the Fund’s performance.

Liquidity Risks
Shares are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund may offer to repurchase Shares from time to time, a Shareholder may not be able to liquidate its Shares of the Fund for an extended period of time. The Adviser expects that it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders four times each year, effective at the end of each calendar quarter. (See “Redemptions, Repurchases of Shares and Transfers.”)

Distributions of proceeds upon the repurchase of a Shareholder’s Shares may be delayed as a result of restrictions on withdrawals imposed by the Investment Funds in which the Fund’s assets are invested. The ability of the Fund to withdraw any amount invested in an Investment Fund may be subject to certain restrictions and conditions, including restrictions on the withdrawal of interests for a specified period (a “lock-up”), restrictions on the amount of withdrawals and the frequency with which withdrawals can be made, and investment minimums which must be maintained. Additionally, Investment Managers typically reserve the right to suspend withdrawals and to satisfy withdrawals by making distributions in-kind of securities which may not be marketable, under certain circumstances. During past financial market crises, private investment funds have suspended withdrawals or redemptions, allocated substantial portions of their portfolios to “special purpose vehicles” with delayed liquidity and/or “side-pocketed” or “designated” portions of their portfolios, due to what the investment managers of such funds believed to be an inability to effect portfolio transactions at reasonable price levels. In addition, although the Investment Managers generally invest in marketable securities, an Investment Manager may invest in securities or other investments which are illiquid or have limited liquidity, including, but not limited to, restricted securities which may have terms that limit their resale to other Shareholders or may require registration under applicable securities laws before they may be sold publicly. For these reasons, it is possible that a significant portion of the Fund may become illiquid or have limited liquidity, which would adversely affect the ability of the Fund to make offers to repurchase Shares.

Distributions to Shareholders and Dividend Reinvestment
Distributions will be paid at least annually on the Shares in an amount representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor requiring routine distributions of income.

Each Shareholder will automatically be a participant under the Fund’s Dividend Reinvestment Plan (“DRP”) and have all income dividends and/or capital gains distributions automatically reinvested in Shares. Election not to participate in the DRP and to receive all income dividends and/or capital gain distributions, if any, in cash may be made by notice to the Fund or to a Shareholder’s broker or other intermediary (who should be directed to inform the Fund).

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ADDITIONAL RISK FACTORS
Counterparty Credit Risk
Many of the markets in which the Investment Managers effect their transactions are “over-the-counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange-based” markets. To the extent an Investment Fund enters into swaps or other transactions in derivatives or synthetic instruments, or other over-the-counter transactions, it assumes a credit risk with regard to parties with which it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Investment Funds are also subject to the risk that counterparties will not settle transactions in accordance with their terms and conditions because of disputes over the terms of the contracts (whether or not bona fide) or because of credit or liquidity problems, which may result in Investment Funds suffering losses. Investment Funds that invest in fixed-income securities are subject to varying degrees of risk that the issuers of the securities will have their credit rating downgraded or will default, potentially reducing such Investment Fund’s net asset value and income level. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where an Investment Fund has concentrated its transactions with a single or small group of counterparties. Investment Funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. The ability of Investment Funds to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

Investment Funds could experience situations with counterparties, banks and other financial institutions that adversely impact the performance of the Fund, such as the failure of counterparties to perform their contractual commitments, the financial difficulties, fraud or misrepresentation of brokerage firms, banks or other financial institutions that hold assets of Investment Funds, the failure of exchanges and clearinghouses, suspensions of trading, or counterparties holding assets in unregulated rather than regulated accounts.

Cybersecurity and Operational Risk
Information and technology systems relied upon by the Investment Funds, GCMLP, any service providers (including, but not limited to, accountants, custodians, transfer agents, administrators, distributors and other financial intermediaries) and/or the issuers of securities in which the Investment Funds or Fund invest may be vulnerable to damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons, security breaches, usage errors, power outages and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. Although measures to manage risks relating to these types of events have been implemented, if these systems are compromised, become inoperable for extended periods of time or cease to function properly, significant investment may be required to fix or replace them. The failure of these systems and/or of disaster recovery plans could cause significant interruptions in the operations of the Investment Funds, the Fund, GCMLP, service providers and/or issuers of securities in which the Investment Funds or Fund invest and may result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to Shareholders (and the beneficial owners of Shareholders), misuse of confidential or proprietary information, and theft of assets. Such a failure could cause reputational harm subjecting such entities and their respective affiliates to legal claims or otherwise affect their business and financial performance.

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ADDITIONAL RISK FACTORS

The Fund and the Investment Funds are exposed to operational risk arising from a number of factors, including, but not limited to human error, processing and communication errors, errors of the fund’s service providers, counterparties, or other third parties, failure or inadequate processes and technology or system failures.

Valuation and Estimates Risk
The Fund has limited ability to assess the accuracy of the valuations received from the Investment Funds with which the Fund invests. Furthermore, the net asset values received by the Fund from Investment Funds are typically estimates only and, unless materially different from actual values, are generally not subject to revision. However, revisions in financial statements provided by Investment Funds may require the Fund’s financial statements to be revised. The Fund will use estimated valuations in its repurchase procedures, which are subject to adjustments. Furthermore, unforeseen and extreme volatility in the Fund’s portfolio also could adversely affect the value of Shareholders’ Shares due to tender payment timing.  In order to protect Shareholders’ interests, the Fund may make Contingent Payments with respect to holdback payments (See “Purchasing Shares — Redemptions, Repurchases of Shares and Transfers”).

Manager Risks	Generally, the risks associated with the Fund’s investments with Investment Managers includes:

	●	an Investment Manager’s dependence on a strictly limited number of key professionals;

	●	significant structural changes in an Investment Manager’s operations;

	●	fraud or misrepresentation on the part of an Investment Manager or its personnel;

	●	an Investment Manager’s failure to comply with applicable legal, registration, tax or regulatory requirements;

	●	human error and poor judgment on the part of an Investment Manager’s personnel; and

	●	systems malfunctions and other operational failures.

Regulatory Risks	Generally, the risks associated with:

	●	investing both in unregulated entities and in securities sold in unregistered offerings;

●
the Adviser, the Distributor, the Selling Agents, the Fund, the Investment Managers and the Investment Funds operating in a changing regulatory environment, including the risks of regulatory inquiries, new legislation, new regulations and government intervention; and

	●	the Fund needing to comply with numerous regulations restricting its offering procedures.

Investment Fund Concentration Risk
At times, an Investment Fund’s investments may be concentrated in a particular industry or economic sector of the economy. This means that the Fund’s performance could be more volatile than anticipated. The Fund may be more susceptible to the impact of market, economic, regulatory and other factors than other types of investments. Furthermore, the Fund’s investment in a limited number of funds could result in greater volatility than funds investing in a broader range of funds. The Fund, at the time of investment, will not invest more than 25% of the value of its total assets in Investment Funds that focus on investing in any single industry.

Special Risks of Multi-Manager Structure
The Investment Funds generally will not be registered as investment companies under the 1940 Act and, therefore, the Fund, as an indirect investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as mutual funds.

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ADDITIONAL RISK FACTORS
Although GCMLP receives detailed information from each Investment Manager regarding its investment performance and investment strategy, GCMLP may have little or no means of independently verifying this information. An Investment Manager may use proprietary investment strategies that are not fully disclosed to GCMLP, which may involve risks that are not anticipated by GCMLP.

The Fund relies primarily on information provided by Investment Managers in valuing its investments in Investment Funds. There is a risk that inaccurate valuations provided by Investment Managers could indirectly adversely affect the value of Shares and the amounts Shareholders receive upon the repurchase of Shares.

For the Fund to complete its tax reporting requirements and to provide an audited annual report to Shareholders, it must receive information on a timely basis from the Investment Managers.

A Shareholder who meets the conditions imposed by the Investment Managers, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly with the Investment Managers. By investing in the Investment Funds indirectly through the Fund, a Shareholder bears a pro rata portion of the asset-based fee and other expenses of the Fund and also indirectly bears a pro rata portion of the asset-based fees, performance-based compensation and other expenses borne by the Fund as an investor in Investment Funds.

Each Investment Manager receives any performance-based compensation to which it is entitled irrespective of the performance of the other Investment Managers and the Fund generally. Accordingly, an Investment Manager with positive performance may receive performance-based compensation from the Fund, and thus indirectly from the Shareholders in the Fund, even if the Fund’s overall returns are negative. Investment decisions for the Investment Funds are made by the Investment Managers independently of each other. As a result, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold by another Investment Fund. Consequently, the Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result.

The Fund may make additional investments in or effect withdrawals from Investment Funds only at certain times pursuant to limitations set forth in the governing documents of the Investment Funds. Therefore, the Fund may not be able to withdraw its investment in an Investment Fund promptly after it has made a decision to do so, which may result in a loss to the Fund and adversely affect the Fund’s investment return. Additionally, the Fund from time to time may have to invest some of its assets temporarily in money market securities or, subject to the limitations of the 1940 Act, money market funds, due to these limitations.

The Fund expects it may purchase non-voting securities of an Investment Fund or waive some or all of its right to vote its securities with respect to Investment Funds. Consequently, in that situation, it may not be able to vote (or would have its vote limited) on matters that require the approval of the Shareholders in the Investment Fund, including matters that could adversely affect the Fund’s investment in the Investment Fund.

Investment Funds may be permitted to redeem their interests in-kind. Thus, upon the Fund’s withdrawal of all or a portion of its interest in an Investment Fund, the Fund may receive securities that are illiquid or difficult to value. In the event the Fund were to receive such securities from the Investment Fund, it would be required to dispose of such securities either through liquidation or by distributing such securities to Shareholders in connection with a repurchase by the Fund of all or a portion of Shares of Shareholders.

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ADDITIONAL RISK FACTORS

The Fund may, as a condition of investment in an Investment Fund, agree to indemnify such Investment Fund and/or its Investment Manager from any liability, damage, cost or expense arising out of various matters where the Investment Fund or Investment Manager has been adversely affected by the actions of the Fund.

Strategy Risk and Risk of Total Loss
GCMLP’s methodology for selecting investment strategies and Investment Managers, developing portfolios of multiple Investment Managers and allocating the Fund’s assets among them, may prove unsuccessful in generating profits or avoiding losses. To the extent GCMLP engages in the active allocation of the assets of the Fund among different Investment Funds, there can be no assurance that:  the strategy will not be more volatile than, or will not underperform, either or both an investment in a single Investment Fund or a static allocation among a fixed group of Investment Funds; an investment strategy that has been profitable in the past will not incur material losses in the future; or GCMLP will not allocate assets to Investment Funds that are entering into unprofitable cycles and away from those entering into profitable cycles.

Because the Fund invests in Investment Funds, it is subject to the risks associated with the investment strategies and investment techniques employed by the Investment Managers. The Investment Managers may not be successful in attempting to generate profits or avoid losses. The governing documents of Investment Funds typically do not impose any meaningful restrictions on the manner in which the Investment Managers of such Investment Funds may invest and trade, and often permit the Investment Managers to invest and trade in essentially an unrestricted range of strategies and securities. Investment Funds employing alternative investment strategies are subject to a risk of total loss—the risk that a previously low volatility and apparently comparatively low risk strategy will incur sudden and dramatic losses—at a level of severity to which investment funds employing traditional strategies (which may be less dependent on the availability of financing or market liquidity) may not be subject.

Investments in Investment Funds are subject to the possible failure of the investment strategies, techniques and practices employed by one or more Investment Managers, possible inefficient or inaccurate trade execution by Investment Funds, and  GCMLP’s inability to gauge (due to limited position-level transparency and/or unanticipated results) and/or react (due to the Investment Funds’ restrictive withdrawal/redemption provisions) on a real-time basis to specific strategy-related and/or position-level risks associated with positions held by the Fund.

Strategy-specific losses may result from any number of factors, including excessive concentration by multiple Investment Managers in the same investment and/or market sector, general market events or conditions that adversely affect particular strategies (e.g., illiquidity within a given market), faulty assumptions or analysis concerning market events or conditions and faulty or incomplete due diligence regarding particular markets or investments.

Quantitative Mathematical Models
To the extent an Investment Manager relies on quantitative mathematical models to manage an Investment Fund’s portfolio, investments in the Investment Fund are subject to the limitations of the design of the model as well as the risk of potential failure of the Investment Manager to construct a portfolio consistent with the model’s outputs. The Investment Fund may also be subject to the risks of errors in coding the model and inaccuracies in data supporting the model.

Global Macro Strategy	GCMLP incorporates an element of its own analysis of macroeconomic conditions and economic variables into its determination of the strategies selected for the Fund. GCMLP’s inclusion of an element of its own market judgment into its Investment Manager selection process adds an additional dimension of risk, as GCMLP’s economic analysis may be materially incorrect as well as variable and

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ADDITIONAL RISK FACTORS
inconsistent over time.

Portfolio Hedging Strategy
GCMLP may invest Fund capital in this defensive strategy intended (although there can be no assurance that it will be effective) to mitigate losses in the Fund in the event of major market disruptions. Disruptions of such magnitude historically have been rare and, as a result, the cost of hedging this risk may be excessive over time. An allocation to the portfolio hedging strategy is expected to perform poorly (and could potentially lose all or substantially all capital allocated to it) when global capital markets are stable or upward-trending. There can be no assurance that the Fund will, in fact, mitigate losses or that a “tail event” will occur during a period in which the Fund makes portfolio hedging investments.

Event-Driven Investing
Event-driven investing is characterized by relatively small profits on most investments when an event is consummated as expected and relatively large losses when an event is not consummated as expected, either because the anticipated event does not happen or the terms are adversely changed. Successful event-driven investing requires Investment Managers to analyze and evaluate the unique set of facts and circumstances of each event and to make judgments on the: (i) expected price to be realized; (ii) time to completion; (iii) probability of success; and (iv) loss if the investment goes wrong. There can be no assurance that Investment Managers will correctly evaluate these factors.

Relative-Value Hedging Strategies
The use by certain Investment Managers of “relative-value” hedging or arbitrage strategies does not necessarily mean that those strategies are without risk or substantial cost. Substantial losses may be recognized on “hedge” or “arbitrage” positions, and illiquidity and default on one side of a “relative-value” position can effectively result in the position being transformed into an outright speculation. “Relative-value” strategies typically are dependent on market liquidity. In 1994, 1998 and again in 2008-2009 when market liquidity was sharply reduced, a number of investment funds pursuing “relative-value” strategies incurred total losses.

Credit Strategies
Credit strategies are designed to isolate attractive opportunities in various fixed income securities, typically focused on corporate. Credit strategies are typically subject to many of the same risks as traditional fixed income strategies, including but not limited to interest rate risk, credit risk, and prepayment risk. Such risks may be exacerbated by the fact that Investment Manager’s may engage in the use of credit derivatives in order to gain exposure to a certain position. Recent and potential future changes in government monetary policy may affect the level of interest rates. Finally, while credit strategies are diverse, they can exhibit highly correlated losses during certain market periods.

Multi-Strategy
Multi-strategy portfolios seek to obtain a broad range of the various strategies discussed herein. As such, multi-strategy portfolios are subject to the risks and limitations of the various underlying strategies that they use. While a multi-strategy portfolio seeks to limit the losses due to any particular underlying strategy via diversification, certain underlying strategies can exhibit highly correlated losses during certain market periods.

Equity Strategies
Equity strategies involve the purchase and/or short sale of equity and/or equity-linked instruments in global markets. Most Investment Managers that engage in equity strategies tend to engage in “stock picking” rather than investing in broad-based indices. Investment Managers tend to rely on fundamental analysis in order to identify overvalued and/or undervalued securities. A failure by the Investment Manager to properly value securities or a market environment where fundamental analysis struggles (e.g., highly correlated markets) may result in losses.

Commodities Strategies	Commodity strategies typically involve the purchase and/or sale of derivative instruments linked to various commodities including, but not limited to, energy,

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ADDITIONAL RISK FACTORS
agriculture, resources and metals. Commodities strategies rely on the ability of the Investment Managers to properly identify attractive opportunities and to express those ideas via the appropriate instruments. There is no assurance that the Investment Managers will achieve both of those requirements. In addition, the use of derivative instruments, including the inherent leverage of derivative investments, adds an additional layer of risk to commodity strategies.

Legal and Regulatory Change
The U.S. Government and the Federal Reserve, as well as certain foreign governments and their central banks, have taken various steps designed to support and stabilize credit and financial markets since 2008. Reduction or withdrawal of this support, including increases in interest rates, failure of efforts to stabilize the markets, or investor perception that such efforts are not succeeding could negatively affect financial markets generally, as well as have an adverse impact on the liquidity and value of certain securities. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the United States, reflecting a significant revision of the U.S. financial regulatory framework. The impact of these changes and any future changes on the markets, and the practical implications for market participants, may not be fully known for some time. During periods of heightened market volatility or reduced liquidity, governments, their agencies, or other regulatory bodies, both within the United States and abroad, may take steps to intervene. These actions, which could include legislative, regulatory, or economic initiatives, might have unforeseeable consequences and could adversely affect the performance of an Investment Fund  or otherwise constrain the Investment Manager’s ability to achieve such Investment Fund’s investment objectives.

In addition, while interest rates have been unusually low in recent years in the United States and abroad, the Federal Reserve’s decision to raise the target fed funds rate in 2017, following a similar move the previous year, and the possibility that the Federal Reserve may continue with such rate increases, among other factors, could cause markets to experience continuing high volatility. A significant increase in interest rates may cause a decline in the market for equity securities. Also, regulators have expressed concern that rate increases may contribute to price volatility.

Political turmoil within the United States and abroad may also impact the Fund and the Investment Funds. Political events within the United States at times have resulted, and may in the future result, in a shutdown of government services, which could negatively affect the U.S. economy, decrease the value of many Investment Fund investments, and increase uncertainty in or impair the operation of the U.S. or other securities markets. The United States government is also considering significant new investments in infrastructure and national defense which, coupled with recent federal tax reform, could lead to increased government borrowing and higher interest rates. While these proposed policies are going through the political process, the equity and debt markets may react strongly to expectations, which could increase volatility, especially if the market’s expectations for changes in government policies are not borne out.

There can be no assurance that recent tax reform, changes in U.S. economic policy, or the regulation of the financial markets will not have a material adverse effect on the investments and investment strategies pursued by the Fund and Investment Funds.

Unknown Impact of Brexit
In June 23, 2016, the United Kingdom (UK) approved a referendum to leave the EU, commonly referred to as “Brexit.” There is significant market uncertainty regarding Brexit’s ramifications and the range and potential implications of possible political, regulatory, economic, and market outcomes are difficult to

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ADDITIONAL RISK FACTORS
predict. Given the size and importance of the UK’s economy, uncertainty or unpredictability about its legal, political and economic relationship with Europe may continue to be a source of instability, create significant currency fluctuations, and/or otherwise adversely affect international markets, arrangements for trading or other existing cross-border co-operation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future. Additionally, there is significant market uncertainty regarding Brexit’s ramifications, and the range and potential implications of possible political, regulatory, economic and market outcomes are still unknown. The outcome of the UK referendum could also have a destabilizing effect if other member states were to consider leaving the EU. For these reasons, the UK’s decision to leave the EU could have materially adverse consequences on the Fund, the Investment Funds, and the performance of their investments or investment strategies and its ability to source, identify and invest in a sufficient number of opportunities to permit the Fund to sufficiently diversify its portfolio or to otherwise fulfill its investment objectives. As a result, the potential return on an investment in the Fund could be materially adversely affected.

Other Considerations
Other Shareholders in the Fund may alone or collectively acquire sufficient voting interests in the Fund to control matters relating to the operation of the Fund. If other Shareholders control the Fund, it could adversely affect the Fund’s ability to meet repurchase requests, which requires the cooperation of the Fund’s Board of Trustees, could result in a change to the Fund’s investment objectives, or could have other adverse consequences to the Fund. As a result, the Fund could be required to withdraw its investment in the Fund or take other appropriate action. Any such withdrawal could result in an in-kind distribution of securities (as opposed to a cash distribution from the Fund). If securities and other non-cash assets are distributed, the Fund would incur brokerage, tax, or other charges in converting those assets to cash.

Distributions to Shareholders
Distributions will be paid at least annually on the Shares in an amount representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor requiring routine distributions of income.

Each Shareholder will automatically be a participant under the Fund’s DRP and have all income dividends and/or capital gains distributions automatically reinvested in Shares. Election not to participate in the DRP and to receive all income dividends and/or capital gain distributions, if any, in cash may be made by notice to the Fund or to a Shareholder’s broker or other intermediary (who should be directed to inform the Fund).

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BOARD OF TRUSTEES
The Board of Trustees has oversight responsibility over the management and operations of the Fund and has approved the Fund’s investment program. It exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of trustees of a registered investment company organized as a corporation, and has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The persons comprising the Board of Trustees (“Trustees”) will not contribute to the capital of the Fund in their capacity as Trustees, but may purchase Shares, subject to the eligibility requirements described in this Prospectus.
Information regarding each of the Trustees and officers of the Fund, including their principal occupations during the past five years, is set forth below. The business address of each Trustee and officer is c/o Hedge Fund Guided Portfolio Solution, 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.

NAME, AGE, AND POSITION WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION DURING PAST 5 YEARS AND OTHER DIRECTORSHIPS HELD	NUMBER OF FUNDS IN FUND COMPLEX** OVERSEEN BY TRUSTEE
Independent Trustees
Henry S. Bienen (Born 1939) Trustee	Since June 19, 2018
President Emeritus (since 2009) and President (1995 to 2009) of Northwestern University.

Mr. Bienen currently serves on the boards of directors of Chicago Council Global Affairs, Lucas Museum of Narrative Art, MetroSquash, Qatar Foundation Advisory Board, Rasmussen College, Ryan Specialty Group, and Steppenwolf Theatre. He is President of the Poetry Foundation, Chair of Rasmussen College Academic Council, Chair of the Advisory Board of Vistra Private Equity Fund and senior advisor to Her Highness Sheikha Mozah of Qatar.

During the last five years, Mr. Bienen has also served on the boards of Chicago Public Schools (2015), Ithaka Harbors, Onconova Therapeutics, Inc., UI Labs, and Gleacher and Company and as a consultant and advisor to the Hindustan Times.
			5

Alan Brott (Born 1942) Trustee	Since June 19, 2018	Consultant (since 1991); Former Partner of Ernst & Young. Mr. Brott serves as a Manager of Neuberger Berman Funds (16 funds); a Manager of Man FRM Alternative Multi-Strategy Fund; and a Trustee of Stone Harbor Partners Funds (11 funds). During the last five years, Mr. Brott has also served as Associate Professor, Columbia University (2000-2017).	5
Brian P. Gallagher (Born 1967) Trustee	Since June 19, 2018	Partner, Twin Bridge Capital Partners (since 2005); Principal, UIB Capital, Inc. (Investment Bank)(2005); and Partner, PPM America Capital Partners, LLC (Private Equity)(1997-2005). Mr. Gallagher serves as a Member of the Board of Directors of Twin Bridge Capital Partners and HFS Chicago Scholars.	5

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BOARD OF TRUSTEES
Victor J. Raskin (Born 1944) Trustee	Since June 19, 2018	Chief Investment Officer, YMCA Retirement Fund (2000-2010); Consultant, YMCA Retirement Fund (since 2010). Mr. Raskin currently serves as an independent board member of the Q India Equity Fund.	5

Thomas G. Yellin (Born 1953) Trustee	Since June 19, 2018	President, The Documentary Group (since 2005); President, Ten Times Ten LLC (since 2009); President, PJ Productions (2002-2006); and Executive Producer, ABC News (1989-2002). Mr. Yellin currently serves on the board of directors of Animoto and serves as a manager of Neuberger Berman Funds (15 funds) and of Man FRM Alternative Multi-Strategy Fund.	5

Interested Trustees
Scott J. Lederman (Born 1956) Trustee, Chief Executive Officer and President	Since April 12, 2018	Managing Director (2000-Present), Grosvenor Capital Management, L.P.	5

NAME, AGE, AND POSITION WITH THE FUND	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION DURING PAST 5 YEARS
Officers who are not Trustees
Kathleen P. Sullivan (Born 1974) Chief Financial Officer and Treasurer	Since June 4, 2018	Senior Vice President, Finance (2015-Present), Vice President, Finance (2005-2015), Grosvenor Capital Management, L.P.

Girish S. Kashyap (Born 1981) Chief Legal Officer, Vice President and Secretary	Since June 4, 2018
Managing Director (2018-Present); Senior Vice President, Legal (2014-2018), Vice President, Legal (2010-2014) and Associate, Legal (2008-2010), Grosvenor Capital Management, L.P.; and Associate, Investment Management Group of K&L Gates LLP (2005-2008).

Michael M. Sullivan (Born 1971) Chief Compliance Officer	Since June 4, 2018
Vice President, Legal and Compliance (2015-Present), Grosvenor Capital Management, L.P.; Independent Compliance Consultant (2014-2015); Director, Compliance (2011-2014), Charles Schwab & Co., Inc.; and Compliance Analyst (2009-2011), AXA Rosenberg Investment Management LLC.

John A. Schmid (Born 1984) Assistant Treasurer	Since June 4, 2018	Assistant Vice President, Finance (2012-Present), Grosvenor Capital Management, L.P.; and Audit Senior Associate – Financial Services (2010-2012), PricewaterhouseCoopers LLP.

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BOARD OF TRUSTEES
*	Each Trustee and officer serves for an indefinite term, until his/her successor is elected or in each case until he/she sooner dies, resigns, is removed or becomes disqualified.

**
As of the date of this Prospectus, the “Fund Complex” included the Fund, Grosvenor Registered Multi-Strategy Master Fund, LLC, Grosvenor Registered Multi-Strategy Fund (TI 1), LLC, Grosvenor Registered Multi-Strategy Fund (TI 2), LLC, and Grosvenor Registered Multi-Strategy Fund (W), LLC.

Additional Information About the Trustees
The Board believes that each of the Trustees has the qualifications, experience, attributes and skills (“Trustee Attributes”) appropriate to his service as a trustee of the Fund in view of the Fund’s business and structure. In addition to a demonstrated record of business and/or professional accomplishment, each of the Trustees has served on boards for organizations other than the Fund and has significant board experience. The Board annually conducts a “self-assessment” wherein the performance of the Board and the effectiveness of the Board’s committee structure is reviewed.

In addition to the information provided in the chart above, below is certain additional information concerning each particular Trustee and certain of his Trustee Attributes. The information provided below, and in the chart above, is not all-inclusive. The Trustee Attributes encompass a variety of factors, including, but not limited to, their financial and investment experience, academic background, willingness to devote the time and attention needed to serve, and past experience as a Trustee of the Fund, other investment companies, operating companies or other types of entities. No one factor is controlling, either with respect to the group or any individual. As discussed further below, the evaluation of the qualities and ultimate selection of persons to serve as Independent Trustee is the responsibility of the Fund’s Nominating and Governance Committee, consisting solely of Independent Trustees. The inclusion of a particular factor below does not constitute an assertion by the Board of Trustees or any individual Trustee that a Trustee has any special expertise that would impose any greater responsibility or liability on such Trustee than would exist otherwise.

Henry S. Bienen. Mr. Bienen has substantial senior executive experience, as well as significant board experience with financial services firms. Mr. Bienen has served on the board of directors of other funds in the Fund Complex since March 2011.

Alan Brott. Mr. Brott has substantial knowledge and experience in financial accounting, as well as significant Board experience, including board experience with other registered investment companies. Mr. Brott has served on the board of directors of other funds in the Fund Complex since November 2009. Mr. Brott is one of the Board’s “audit committee financial experts” and is Chairman of the Audit Committee.

Brian P. Gallagher. Mr. Gallagher has substantial knowledge and experience in financial accounting, as well as significant senior executive experience in the investment management industry. Mr. Gallagher has served on the board of directors of other funds in the Fund Complex since March 2011. Mr. Gallagher is one of the Board’s “audit committee financial experts.”

Scott J. Lederman. Mr. Lederman has substantial senior executive experience in the investment management industry. Mr. Lederman has served on the board of directors of other funds in the Fund Complex since April 2011.

Victor J. Raskin. Mr. Raskin has substantial knowledge and experience in the management of investment portfolios, as well as significant senior executive experience in the investment management industry. Mr. Raskin has served on the board of directors of other funds in the Fund Complex since March 2011.

Thomas G. Yellin. Mr. Yellin has substantial senior executive experience, as well as significant board experience, including board experience with other registered
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BOARD OF TRUSTEES
investment companies. Mr. Yellin has served on the board of directors of other funds in the Fund Complex since November 2009.

Board Leadership Structure
The business and affairs of the Fund shall be managed by or under the direction of the Trustees. The Trustees have delegated day-to-day management of the affairs of the Fund to the Adviser, subject to the Trustees’ oversight. It is anticipated that all Independent Trustees will serve on the Audit Committee and Nominating and Governance Committee, as discussed below.

Board Committees
The Board has established two standing committees the Audit Committee and the Nominating Committee - and may establish ad hoc committees or working groups from time to time, to assist the Board in fulfilling its oversight responsibilities. The Board of Trustees does not have a compensation committee.

Audit Committee. The Board of Trustees has formed an Audit Committee, comprised of the Independent Trustees, the functions of which are oversight responsibility with respect to:  (a) the adequacy of the Fund’s accounting and financial reporting processes, policies and practices; (b) the integrity of the Fund’s financial statements and the independent audit thereof; (c) the adequacy of the Fund’s overall system of internal controls and, as appropriate, the internal controls of certain service providers; (d) the Fund’s compliance with certain legal and regulatory requirements; (e) determining the qualification and independence of the Fund’s independent auditors; and (f) the Fund’s internal audit function.

In addition, the Board of Trustees has delegated to the Adviser, subject to the oversight of the Audit Committee and the Board, general responsibility for determining, in accordance with the “Valuation of Portfolio Securities” policy and procedures established by the Fund, the value of the assets held by the Fund as of any day on which the net asset value is determined.

Nominating and Governance Committee. The Board of Trustees has formed a Nominating and Governance Committee, comprised of the Independent Trustees. The duties and functions of the Nominating and Governance Committee include reviewing candidates for and making nominations of Independent Trustees to the Board, periodically reviewing the composition of the Board to determine whether for any reason it may be appropriate to add new Trustees, reviewing the membership of each committee established by the Board, and reviewing and making recommendations to the Board regarding the compensation of Independent Trustees. The Nominating and Governance Committee believes that the significance of a nominee’s experience, qualifications, attributes or skills is particular to that individual, meaning there is no single litmus test of these matters and that board effectiveness is best evaluated at a group level, not an individual level. As a result, the Nominating and Governance Committee has not established specific, minimum qualifications that must be met by an individual wishing to serve as a Trustee. When evaluating candidates for a position on the Board, the Nominating and Governance Committee considers the potential impact of the candidate, along with his/her particular experiences, on the Board as a whole. The diversity of a candidate’s background or experiences, when considered in comparison to the background and experiences of other members of the Board, may or may not impact the Nominating and Governance Committee’s view as to the candidate. The Nominating and Governance Committees will not consider nominees recommended by shareholders. In assessing these matters, the Nominating and Governance Committee typically considers the following criteria, among other factors it may deem relevant:

	●	the character and integrity of the person;

	●	whether or not the person is qualified under applicable laws and regulations to serve as a Trustee of the Fund;

	●	whether or not the person has any relationships that might impair his or her
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BOARD OF TRUSTEES
service on the Board;

	●	whether nomination of the person would be consistent with the Fund’s policies and applicable laws and regulations regarding the number and percentage of Independent Trustees on the Board;

	●	whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related fund complexes;

	●	whether or not the person is willing and able to serve and commit the time necessary for the performance of the duties and responsibilities of a Trustee of the Fund;

	●	for nomination of a current Trustee, whether or not the Trustee has demonstrated a commitment to discharging the oversight responsibilities of a Trustee; and

	●	a demonstrated record of professional accomplishment.

Risk Oversight
The Board considers its role with respect to risk management to be one of oversight rather than active management. The Fund faces a number of types of risks, including investment risk, legal and compliance risk, operational risk (including business continuity risk), reputational and business risk. The Board recognizes that not all risks potentially affecting the Fund can be identified in advance, and that it may not be possible or practicable to eliminate certain identifiable risks. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund, primarily the investment adviser, have responsibility for the day-to-day management and operation of the Fund. The Board does not have responsibility for the day-to-day management of the Fund, and its oversight role does not make the Board a guarantor of the Fund’s investments or activities. As part of the Trustees’ oversight responsibilities, the Trustees generally oversee the Fund’s risk management policies and processes as these are formulated and implemented by the Fund’s management. These policies and processes seek to identify relevant risks and, where practicable, lessen the possibility of their occurrence and/or mitigate the impact of such risks if they were to occur. Various parties, including management of the Fund, the Fund’s independent registered public accountants and other service providers provide regular reports to the Board on various operations of the Fund and related risks and their management. In particular, the Fund’s Chief Compliance Officer regularly reports to the Trustees with respect to legal and compliance risk management, the Chief Financial Officer reports on financial operations, and a variety of other management personnel report on other risk management areas, including the operations of certain affiliated and unaffiliated service providers to the Fund. The Audit Committee maintains an open and active communication channel with both the Fund’s personnel and its independent auditor, largely but not exclusively through its Chair.

INTERESTED TRUSTEES COMPENSATION
Each Independent Trustee will receive an annual retainer in the total amount of $60,000. Half of the retainer will be paid by the Fund. The remaining half will be paid by Grosvenor Registered Multi-Strategy Master Fund, LLC. All Independent Trustees may be reimbursed for out-of-pocket expenses related to their attendance at each regular or special meeting of the Board or of any committee thereof and for their expenses, if any, in connection with any other service or activity they perform or engage in as Independent Trustees. The Trustees do not receive any pension or retirement benefits from the Fund.

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BOARD OF TRUSTEES
The following table sets forth dollar range of equity securities beneficially owned by each Trustee as of June 30, 2018.
Name of Trustee	Dollar Range of Equity Securities of the Fund	Aggregate Dollar Range of Equity Securities of All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Henry S. Bienen	None	None
Alan Brott	None	None
Brian P. Gallagher	None	None
Scott J. Lederman	None	None
Victor J. Raskin	None	None
Thomas G. Yellin	None	None

No Independent Trustee owns beneficially or of record any security of the Adviser or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Fund or the Adviser.
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THE ADVISER
Grosvenor Capital Management, L.P. (“GCMLP”), serves as the investment adviser of the Fund and is registered with the SEC as an investment adviser. GCMLP may also provide investment advisory or sub-advisory services to registered investment companies other than the Fund. GCMLP’s sole general partner is GCM, L.L.C., a Delaware limited liability company. Grosvenor Holdings, L.L.C., an Illinois limited liability company (“Grosvenor Holdings”), is the sole member and manager of GCM, L.L.C. and, in that capacity, is responsible for the management of the day-to-day business and affairs of GCM, L.L.C. GCM, L.L.C., in turn, in its capacity as general partner of GCMLP, is responsible for the management of the day-to-day business and affairs of GCMLP. Grosvenor Capital Management Holdings, LLLP, an Illinois limited liability limited partnership (“GCMHLLLP”), is GCMLP’s sole limited partner. GCMH GP, LLC (“GCMHGP”), a Delaware limited liability company, is the sole general partner of GCMHLLLP, and Grosvenor Holdings is the sole member and manager of GCMHGP. The limited partners of GCMHLLLP are Grosvenor Holdings, GCM Grosvenor Management, LLC, and Grosvenor Holdings II, LLC, a Delaware (USA) limited liability company, which together with Grosvenor Holdings and GCM Grosvenor Management, LLC, owns the majority of the limited partnership interests in GCMHLLLP. Three entities under the management of Hellman & Friedman LLC, a private equity investment firm (“H&F Partners”) collectively own a minority stake in GCMHLLLP. H&F Partners are passive investors in GCMLP through GCMHLLLP and do not play a role in the day-to-day management of GCMLP.
GCM Grosvenor offers comprehensive public and private markets solutions, providing clients with a broad suite of investment and advisory choices that span hedge funds, private equity, infrastructure and real estate. GCM Grosvenor provides investment management and advisory services for hedge fund investments through GCMLP and private markets investments through Private Markets. GCM Grosvenor has been managing public markets investment portfolios on behalf of clients through GCMLP since 1971, and private markets investment portfolios on behalf of clients since 1999. GCMLP had approximately $26.6 billion in assets under management as of June 30, 2018. GCM Grosvenor is one of the world’s largest and most diversified independent alternative asset management firms, with over $50 billion in assets under management as of June 30, 2018.
Pursuant to the investment advisory agreement between the Fund and the Adviser (the “Advisory Agreement”), the Adviser is responsible for providing all portfolio management and investment advisory services for the Fund. In consideration for the services provided under the Advisory Agreement, the Fund pays the Adviser a monthly fee of 0.045833% (0.55% on an annualized basis)of the net assets of the Fund determined as of the last business day of the previous month (prior to any withdrawal or distribution of capital during the month) (the “Advisory Fee”). The Advisory Fee is payable monthly in arrears on or before the thirtieth day of the following month. Net assets mean the total value of all assets of the Fund, less an amount equal to all accrued debts, liabilities and obligations of the Fund. The basis for the Board’s approval of the Advisory Agreement is available in the Fund’s annual or semi-annual report to Shareholders. The Adviser also provides various management and administrative services to the Fund. These services include: providing office space and other support services to the Fund; compliance oversight; maintaining and preserving certain records of the Fund; preparing and filing various materials with state and federal regulators; oversight of preparation of financial statements and tax preparation information; supervising services provided by the Fund’s administrator, transfer agent and custodian; reviewing and arranging for payment of the Fund’s expenses; preparing communications and quarterly reports to Shareholders; and coordinating the preparation of materials relating to meetings of the Board of Trustees and meetings of Shareholders. The Adviser also is responsible for the investment of the cash reserves of the Fund.
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INVESTMENT ADVISORY AGREEMENT
Pursuant to the Advisory Agreement, the Adviser is responsible, subject to the supervision of the Fund Board, for providing all portfolio management and investment advisory services for the Fund. The Advisory Agreement is terminable without penalty, on 60 days’ prior written notice by the Fund Board or by vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; or by the Adviser on 60 days’ prior written notice to the Fund. After the initial two-year term, the Advisory Agreement may continue in effect from year to year if such continuance is approved annually by either the Board of Trustees or the vote of a majority (as defined by the 1940 Act) of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the independent trustees of the Fund by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.
The Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Fund, the Adviser, including its officers, directors, employees or agents, will not be liable to the Fund for any act or omission in the course of, or connected with, rendering services under the Advisory Agreement. Additionally, the Adviser and its affiliates are entitled to be indemnified by the Fund for certain losses. In this regard, the Advisory Agreement provides that the Fund shall indemnify the Adviser and its directors, officers, employees and their respective affiliates (collectively, the “Indemnified Parties”), against liabilities arising from performance or non-performance of their duties with respect to the Fund, with the exception of those liabilities resulting from the willful malfeasance, bad faith or gross negligence of the Indemnified Parties.
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PORTFOLIO MANAGERS
The table below provides information regarding the other accounts managed by the individuals with primary responsibility for the day-to-day management of the Fund’s portfolio as of March 31, 2018, unless otherwise indicated. For purposes of this breakdown, leverage and investments in GCMLP sub-funds are not included.

	# of Accounts Managed[1]	Total Assets Managed*	# of Accounts Managed for Which Advisory Fee is Performance Based[2]	Assets Managed for Which Advisory Fee is Performance Based[3]*
DAVID S. RICHTER	2	$372.3 million	0	N/A
Registered investment companies	120	$26.4 billion	52	$10.6 billion
Other pooled investment vehicles	6	$379.8 million	1	$60.6 million
Other accounts

BRADLEY H. MEYERS	2	$372.3 million	0	N/A
Registered investment companies	120	$26.4 billion	52	$10.6 billion
Other pooled investment vehicles	6	$379.8 million	1	$60.6 million
Other accounts

MATTHEW R. LEIMETTER[4]
Registered investment companies	1	$352.4 million	0	N/A
Other pooled investment vehicles	17	$1.4 billion	5	$599.6 million
Other accounts	3	$92.8 million	0	N/A

Compensation Structure
Messrs. Richter, Meyers and Leimetter each receive a fixed base salary, and Messrs. Richter, Meyers and Leimetter each receive an annual bonus based upon individual performance as well as the success of the firm. In addition, each of Messrs. Richter and Meyers hold an equity participation in the firm, for which they are entitled to distributions. Compensation is not directly based upon or tied to the performance or net asset value of the Fund or any other GCMLP-Managed Account, with the exception that Messrs. Richter and Meyers have each been granted an incentive compensation award tied to the performance of a certain GCMLP-Managed Account.

Ownership by Portfolio Managers	As of June 30, 2018, none of the individuals responsible for the day-to-day investment management of the Fund owns any interests in the Fund.

Conflicts of Interest
As an investment adviser, GCMLP has a fiduciary duty to its advisory clients, including the Fund. GCMLP recognizes that conflicts of interest are inherent in its business and accordingly has developed policies and procedures (including

[1]	For purposes of this column, “master-feeder” structures, which may include multiple “feeder” funds, are counted as one account.
[2]	For purposes of this column, “feeders” into a “master fund” are counted as individual accounts where they have performance-based fees.
[3]	Total AUM for each account is included. Note, however, that in some accounts, some Shareholders may not be subject to performance-based fees.
*
Assets under management as of the end of a particular period include all subscriptions to, and are reduced by all withdrawals from, GCMLP funds effected in conjunction with the close of business the last day of such period. Data for 2018 are estimated and unaudited.

[4]	Data as of February 28, 2018.

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PORTFOLIO MANAGERS
oversight monitoring) reasonably designed to detect, manage and mitigate the effects of actual or potential conflicts of interest in the area of employee personal trading, managing multiple accounts for multiple clients, including the Fund, and allocating investment opportunities. Investment professionals, including the Portfolio Managers and research analysts, are subject to the above-mentioned policies and oversight monitoring to ensure that all clients are treated equitably. GCMLP places the interests of its clients first and expects all of its employees to meet their fiduciary duties. (See “Conflicts of Interest.”)
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CONFLICTS OF INTEREST

Introduction
GCMLP and its related persons, including Private Markets, are subject to significant conflicts of interest in managing the business and affairs of the Fund and in making investment decisions for the Fund. Such conflicts could affect GCMLP’s objectivity and the performance of the Fund. Certain of these conflicts are discussed elsewhere in this Prospectus and are not repeated here. Others are discussed below. In addition, Part 2A of GCMLP’s SEC Form ADV (a copy of which is available at www.adviserinfo.sec.gov) may contain additional disclosures of conflicts of interest.

GCMLP has fiduciary duties to the Fund to act in good faith and with fairness in all of GCMLP’s dealings with them, and GCMLP will take such duties into account in dealing with all actual and potential conflicts of interest.

Other Business Activities	Nothing in the governing documents of the Fund or any other GCMLP-Managed Account:

●
requires GCMLP or any of its related persons (which include persons who either currently are or formerly were related to GCMLP) to devote their full business time to the business and affairs of the Fund or to the business and affairs of the GCMLP-Managed Accounts in general; or

	●	limits or restricts GCMLP or its related persons from engaging in and devoting time and attention to other businesses or ventures or from rendering services of whatever kind or nature.

Without limiting the generality of the foregoing, GCMLP and its related persons may act as investment adviser to or investment manager of GCMLP-Managed Accounts that are not in existence as of the date of this Prospectus, whether or not having investment objectives similar to those of the Fund or other then-existing GCMLP-Managed Accounts on terms (including terms relating to fees, liquidity and transparency) that are the same as or different from those available to you.

Further, GCMLP and its related persons may engage in any other businesses or ventures. GCMLP has no obligation to make investment opportunities in any such businesses or ventures available to the Fund or any other GCMLP-Managed Account (or to investors or participants in the Fund or any other GCMLP-Managed Account) and (except to the extent GCMLP determines otherwise) the Fund and the other GCMLP-Managed Accounts will not participate in the risks or rewards of such businesses or ventures. Further, such businesses and ventures will:

	●	compete with the Fund and the other GCMLP-Managed Accounts for the time and attention of GCMLP and its related persons; and

	●	potentially create additional conflicts of interest or raise other special considerations, as discussed more fully below.

In addition, GCMLP and its related persons, in investing and trading for their proprietary accounts, may (to the extent lawful) make use of information obtained by them in the course of investing for the Fund and other GCMLP-Managed Accounts. GCMLP and its related persons will have no obligation to compensate the Fund or any other GCMLP-Managed Account (or any investor/participant therein) in any respect for their receipt of such information or to account to the Fund or any other GCMLP-Managed Account (or any investor/participant therein) for any profits earned from their use of such information.

Additionally, neither GCMLP nor Private Markets is under any obligation to share with the other business unit (or the clients of other business unit) any investment opportunities it identifies.

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CONFLICTS OF INTEREST
Differences in GCMLP-Managed Accounts
GCMLP and its related persons currently manage or advise numerous GCMLP-Managed Accounts in addition to the Fund, and expect to manage or advise additional GCMLP-Managed Accounts in the future. Certain GCMLP-Managed Accounts have or will have investment objectives that are identical or substantially similar to the investment objectives of the Fund. It is not anticipated, however, that the Fund and other GCMLP-Managed Accounts having identical or substantially similar investment objectives will have identical or substantially similar investment portfolios. Differing investment portfolios can be expected to result from several factors, including, without limitation, the following:

	●	different investment proposals made by the different Portfolio Management Teams assigned to the different GCMLP-Managed Accounts, as outlined below;

	●	regulatory and/or tax restrictions that apply to certain GCMLP-Managed Accounts but not to others, as outlined below;

	●	investment constraints imposed by Investment Managers on certain GCMLP-Managed Accounts but not on others, as outlined below;

	●	the availability of particular Investment Funds for investment by GCMLP-Managed Accounts at certain times but not at others;

	●	different risk/return characteristics (notwithstanding that such GCMLP-Managed Accounts generally have similar investment objectives);

	●	client-imposed portfolio management restrictions and/or other client instructions; and

	●	the amount of cash available for investment by different GCMLP-Managed Accounts at certain times.

The Fund and other GCMLP-Managed Accounts may be assigned to different Portfolio Management Teams even though the Fund and such other GCMLP-Managed Accounts may have identical or substantially similar investment objectives. GCMLP’s Portfolio Management Teams are authorized to invest the assets of the GCMLP-Managed Accounts assigned to them in a wide range of Investment Funds (subject to final approval by Messrs. Richter and Meyers. As a result, it is expected that the Fund and other GCMLP-Managed Accounts will have different investment portfolios (and different performance results) resulting from different portfolio allocations proposed by their respective Portfolio Management Teams, even if the Fund and such other GCMLP-Managed Accounts have identical or substantially similar investment objectives. Further, the factors outlined above are likely to result in different portfolios for GCMLP-Managed Accounts assigned to the same Portfolio Management Team, even though such GCMLP-Managed Accounts have identical or substantially similar investment objectives.

Regulatory and/or tax restrictions may prohibit the Fund from participating in investment opportunities that are available to one or more other GCMLP-Managed Accounts. Similarly, the Investment Managers of the Investment Funds in which the Fund may wish to invest may impose investment restrictions on the Fund but not on other GCMLP-Managed Accounts. Such restrictions could render the Fund ineligible to invest, in whole or in part, in an Investment Fund in which one or more other GCMLP-Managed Accounts are free to invest, to the possible detriment of the Fund.

As a result of certain restrictions imposed by the 1940 Act on investments by the Fund in “affiliated persons” (as that term is defined in the 1940 Act) of the Fund, it is possible that if a GCMLP-Managed Account invests in an Investment Fund in which the Fund is also an investor, such GCMLP-Managed Account’s investment (including the Fund’s) in such Investment Fund may be required to forego some or all of its voting rights associated with such investment.

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CONFLICTS OF INTEREST

In addition, in situations where the Fund and other GCMLP-Managed Accounts own, in the aggregate, 25% or more of the interest in a particular Investment Fund, the 1940 Act will effectively preclude the Fund and the other GCMLP-Managed Accounts from making additional investments in such Investment Fund, even though the relevant Portfolio Management Team may determine that it would be appropriate for the GCMLP-Managed Accounts (including the Fund) assigned to them to make additional investments in such Investment Fund. Because GCMLP believes that GCMLP-Managed Accounts  other than the Fund should not be compelled to forego investment opportunities that otherwise would be available to them but for the restrictions imposed by the 1940 Act (which restrictions would not apply to such GCMLP-Managed Accounts in the absence of the Fund’s participation in such investments), GCMLP may, in certain circumstances, determine not to invest assets of the Fund in, or to cause the Fund to redeem or withdraw from, a particular Investment Fund so that other GCMLP-Managed Accounts may invest in such Investment Fund. If GCMLP causes the Fund to redeem or withdraw from an Investment Fund, the Fund may, in addition to losing the opportunity to invest in such Investment Fund, suffer economic detriment arising from such redemption or withdrawal (e.g., losing a performance/incentive compensation “loss carryforward”, incurring redemption or withdrawal charges, etc.)

As a result of these and other factors:

●
the Fund may have a different investment portfolio (and, as a result, different performance results) from other GCMLP-Managed Accounts even though the Fund and such other GCMLP-Managed Accounts may have identical or substantially similar investment objectives; and

● no assurance can be given that:

›
the Fund will participate in all investment opportunities in which one or more other GCMLP-Managed Accounts, GCMLP’s proprietary accounts and/or the proprietary accounts of GCMLP’s related persons participate;

›
particular investment opportunities allocated to one or more GCMLP-Managed Accounts, GCMLP’s proprietary accounts and/or the proprietary accounts of GCMLP’s related persons will not outperform investment opportunities allocated to the Fund; or

›
the Fund, on the one hand, and one or more other GCMLP-Managed Accounts, GCMLP’s proprietary accounts and/or the proprietary accounts of GCMLP’s related persons, on the other hand, will receive equal or similar treatment.

Possible Incentive to Favor One or More GCMLP-Managed Accounts Over One or More Other GCMLP-Managed Accounts	GCMLP’s Portfolio Management Teams might have an incentive to favor one or more GCMLP-Managed Accounts over the Fund (for example, with regard to the selection of Investment Funds for those GCMLP-Managed Accounts or the allocation of investment opportunities in Investment Funds that have limited investment capacity), because the “favored” GCMLP-Managed Account(s) might pay GCMLP more for its services than the Fund or other GCMLP-Managed Accounts that invest in the Fund. For example, a Portfolio Management Team may have an incentive to propose investments in what it considers to be the best investment opportunities for GCMLP-Managed Accounts (including the Fund) from which GCMLP receives performance-based compensation—in preference to GCMLP-Managed Accounts from which GCMLP does not receive performance-based compensation—because GCMLP may stand to gain greater compensation from the former types of accounts if the best investment opportunities are allocated to them.

Similarly, a member of one of GCMLP’s Portfolio Management Teams may have an incentive to favor one or more GCMLP-Managed Accounts over the Fund if such
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CONFLICTS OF INTEREST
person has personal investments in such “favored” GCMLP-Managed Accounts.

As outlined below under “GCMLP’s Ability To Invest in the Same Securities in which the Fund Invests,” GCMLP has adopted portfolio opportunity allocation policies and procedures that are designed to ensure that investment opportunities are fairly allocated to all GCMLP-Managed Accounts (as well as the proprietary accounts of GCMLP and its related persons) for which such opportunities are appropriate and that have the funds available to take advantage of such opportunities.

GCMLP’s Ability To Invest in the Same Securities in which the Fund Invests
GCMLP and/or its related persons invest in GCMLP-Managed Accounts (including the Fund) for their own accounts alongside Shareholders who are not related to them. When they do so, GCMLP and/or its related persons participate in the investment opportunities in which such GCMLP-Managed Accounts participate, alongside the other Shareholders in such GCMLP-Managed Accounts.

In addition, GCMLP and/or its related persons may place assets under the management of (or otherwise procure investment advisory or investment management services from) any Investment Manager directly or indirectly used by one or more of GCMLP-Managed Accounts (including the Fund). For example, GCMLP and/or its related persons may invest in an Investment Fund in which one or more GCMLP-Managed Accounts (including the Fund) invest. Further, GCMLP and/or its related persons may invest in an Investment Fund at or about the same time one or more GCMLP-Managed Accounts (including the Fund) invest in such Investment Fund.

GCMLP, its related persons and one or more GCMLP-Managed Accounts that place assets under the management of, or otherwise procure investment advisory or investment management services from, any Investment Manager directly or indirectly used by the Fund and/or one or more other GCMLP-Managed Accounts may do so on terms (including terms relating to fees, liquidity and transparency) that are the same as or more advantageous than those applicable to the investments that may be made by the Fund and/or such other GCMLP-Managed Account(s) with such Investment Manager. To the extent that GCMLP and/or its related persons invest with a given Investment Manager on terms that are more advantageous than those on which the Fund and/or one or more other GCMLP-Managed Accounts may invest with such Investment Manager, GCMLP and/or its related persons may have an incentive to maintain or increase the investment by the Fund and such other GCMLP-Managed Accounts with such Investment Manager in order to obtain and/or maintain such advantageous terms for the benefit of GCMLP and/or its related persons.

In certain cases, an Investment Fund may have what GCMLP refers to as “limited capacity.”  An Investment Fund has “limited capacity” when it is not willing to accept all capital that GCMLP-Managed Accounts, GCMLP and/or GCMLP’s related persons wish to invest in such Investment Fund. If GCMLP and/or its related persons wish to invest in such an Investment Fund at a time when an investment in such Investment Fund is appropriate for the Fund, GCMLP has a conflict of interest because it has a financial incentive to allocate the opportunity to the greatest extent possible to GCMLP and/or its related persons. In order to avoid this conflict, GCMLP may determine in certain cases that it and/or its related persons will not directly participate in an Investment Fund that has “limited capacity” unless and until all GCMLP-Managed Accounts (including the Fund) that wish to invest in such Investment Fund (including, for this purpose, GCMLP-Managed Accounts in which GCMLP and/or its related persons participate) have invested the full amount of capital they wish to invest in such Investment Fund.

In other cases, GCMLP employs policies and procedures for allocating limited investment opportunities in a manner that it believes to be equitable to the GCMLP-Managed Accounts, GCMLP and GCMLP’s related persons. Under these policies and procedures, to the extent that one or more GCMLP-Managed Accounts (including

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CONFLICTS OF INTEREST
the Fund), GCMLP and/or GCMLP’s related persons (each of the foregoing, a “Participating Account”) wish to invest in a particular Investment Fund (and have funds available to make such investment) but such Investment Fund has “limited capacity” and is willing to accept only a portion of the aggregate investment that the Participating Accounts wish to make, the aggregate capacity made available by such Investment Fund to the Participating Accounts generally is allocated to each Participating Account in the proportion that the amount such Participating Account wishes to invest in such Investment Fund bears to the aggregate amount that all Participating Accounts wish to invest in such Investment Fund (determined in most cases by reference to the Target Allocations established by the Investment Committee), subject to the investment guidelines and constraints applicable to such Participating Account and to certain limited exceptions set forth in such policies and procedures. (Similarly, if interests in an Investment Fund are available in the “secondary market” but such interests are not available in an amount sufficient to satisfy the aggregate amount that Participating Accounts wish to invest in such interests, such interests generally are allocated to each Participating Account that has funds available to make such investment in the proportion that the amount such Participating Account wishes to invest in such interests bears to the aggregate amount that all Participating Accounts wish to invest in such interests, subject to the investment guidelines and constraints applicable to such Participating Account and to certain limited exceptions set forth in such policies and procedures).

GCMLP frequently seeks to obtain agreements from Investment Managers under which Investment Funds managed by such Investment Managers agree to accept specified dollar amounts of capital from GCMLP-Managed Accounts (considered in the aggregate) at specified investment dates and/or over specified time periods. In cases where GCMLP is able to negotiate “capacity” of this type for the GCMLP-Managed Accounts with respect to a particular Investment Fund, such capacity is not reserved solely for those GCMLP-Managed Accounts that are in existence on the date that GCMLP negotiated such capacity. Similarly, to the extent such capacity is allocated to a GCMLP-Managed Account that was in existence on the date that GCMLP negotiated such capacity; such allocation is not reserved solely for persons who were Shareholders or participants in such GCMLP-Managed Account on that date. Instead, such capacity is made available to all GCMLP-Managed Accounts that wish to invest in such Investment Fund, based on the allocation decisions of their respective Portfolio Management Teams and the application of GCMLP’s capacity allocation guidelines, regardless of whether such GCMLP-Managed Accounts were in existence on the date that GCMLP negotiated such capacity. Similarly, to the extent that any such capacity is allocated to a GCMLP-Managed Account that existed on that date, all Shareholders or participants in such GCMLP-Managed Account participate in such capacity in accordance with their respective economic interests in such GCMLP-Managed Account, even if such Shareholders or participants invested in such GCMLP-Managed Account subsequent to that date.

As outlined in greater detail below in “Different Reporting Packages,” in certain cases, GCMLP provides information relating to Investment Funds (including GCMLP’s opinions and investment decisions in respect of such Investment Funds) to:  (i) participants in GCMLP-Managed Accounts; and (ii) clients to whom GCMLP provides hedge fund program advisory services, for the purpose of assisting them in making their own determinations as to whether they wish to invest directly in such Investment Funds or withdraw or redeem their direct investments in such Investment Funds. In these cases, it can be expected that the recipients of such information will from time to time use such information to determine to:

●
invest directly in Investment Funds in which one or more GCMLP-Managed Accounts are invested (or in which they are contemplating investments), potentially in competition with other GCMLP-Managed Accounts if such Investment Funds have “limited capacity;” and/or

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●
withdraw or redeem from Investment Funds in which one or more other GCMLP-Managed Accounts are invested (or from which they are contemplating withdrawing or redeeming their investments), potentially to the detriment of such other GCMLP-Managed Accounts if such Investment Funds subject their shareholders to “gates” or other withdrawal or redemption restrictions that create “limited capacity” to withdraw or redeem from such Investment Funds.

GCMLP’s Ability To Withdraw or Redeem from Investments in which GCMLP-Managed Accounts Invest
Certain GCMLP-Managed Accounts (including the Fund) may wish to withdraw or redeem from an Investment Fund at the same time that other GCMLP-Managed Accounts (and/or GCMLP and/or its related persons) wish to withdraw or redeem from such Investment Fund. The ability to withdraw or redeem from any Investment Fund may differ materially from investor to investor due to the timing of their respective investments in the Investment Fund, the different classes of interests in such Investment Fund in which they invest, special arrangements negotiated with the Investment Manager of such Investment Fund and/or other factors. The reasons why certain GCMLP-Managed Accounts may wish (or be compelled to) withdraw or redeem from a particular Investment Fund as of a particular date also may differ materially from the reasons why other GCMLP-Managed Accounts (and/or GCMLP and its related persons) may wish (or be compelled to) withdraw or redeem from such Investment Fund as of such date. Withdrawals or redemptions or subscriptions by GCMLP-Managed Accounts, GCMLP and/or GCMLP’s related persons from or to a particular Investment Fund could in certain cases adversely affect other GCMLP-Managed Accounts (including the Fund) that are invested in such Investment Fund. Significant withdrawals or redemptions or subscriptions could, for example, cause portfolio damage, portfolio dilution, depletion of liquidity, costly portfolio rebalancing, imposition of withdrawal “gates” and under-allocation to certain positions. It could also cause an Investment Fund to make “in-kind” (as opposed to cash) distributions. In cases such as these, GCMLP has a conflict of interest in making withdrawals or redemptions or subscriptions for the GCMLP-Managed Accounts. This conflict of interest could be exacerbated in situations where one or more GCMLP-Managed Accounts (and/or GCMLP and its related persons) may withdraw or redeem from a particular Investment Fund on a date as of which one or more other GCMLP-Managed Accounts (including the Fund) are not able to do so. For example, certain GCMLP-Managed Accounts (and/or GCMLP and its related persons) may have invested in a particular Investment Fund pursuant to a “lock-up” that has expired, where as one or more other GCMLP-Managed Accounts (including the Fund) may still be subject to “lock-ups” in connection with their investments in such Investment Fund because they either (i) purchased their interests in such Investment Fund subsequent to the time that other GCMLP-Managed Accounts, GCMLP and GCMLP’s related persons purchased their interests in such Investment Fund or (ii) opted for liquidity classes in such Investment Fund that are different from the liquidity classes owned by such other GCMLP-Managed Accounts, GCMLP and GCMLP’s related persons.

In addition, certain withdrawal or redemption “gates” are, for example, calculated based on withdrawals or redemptions during an entire quarter or other period, so that if certain GCMLP-Managed Accounts (and/or GCMLP and/or its related persons) withdraw or redeem during a quarter, this could prevent one or more other GCMLP-Managed Accounts (including the Fund) from withdrawing or redeeming at quarter-end, whereas the earlier withdrawals or redemptions are unaffected.

In sum, because the ability to withdraw or redeem from any Investment Fund may differ materially from investor to investor due to the timing of their respective investments in such Investment Fund, the different classes of interests in such Investment Fund in which they invest, special arrangements negotiated with the

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Investment Manager of such Investment Fund and/or other factors, certain GCMLP-Managed Accounts (and/or GCMLP and/or its related persons) may have withdrawal or redemption rights that differ from those of the Fund, and that the exercise of such rights could have a materially adverse effect on the Fund.

Investment in Different Parts of the Capital Structure
GCMLP-Managed Accounts and funds managed by GCMLP’s affiliates (together “GCM Grosvenor Funds”) may invest in companies in which GCMLP, its affiliates, or one or more other GCM Grosvenor Funds also invest, either directly or indirectly through an underlying fund. Investments in a company by certain GCM Grosvenor Funds may be made prior to the investment by other GCM Grosvenor Funds, concurrently, including as part of the same financing plan or subsequent to the investments by such other GCM Grosvenor Funds. Any such investment by a GCM Grosvenor Fund may consist of securities or other instruments of a different class or type from those in which other GCM Grosvenor Funds are invested, and may entitle the holder of such securities or other instruments to greater control or to rights that otherwise differ from those to which such other GCM Grosvenor Funds are entitled. In connection with any such investments, including as they relate to acquisition, owning and disposition of such investments, the GCM Grosvenor Funds may have conflicting interests and investment objectives, and any difference in the terms of the securities or other instruments held by such parties may raise additional conflicts of interest for GCM Grosvenor Funds and GCMLP and its affiliates. For example, certain GCM Grosvenor Funds may invest in the common equity of a company that subsequently issues debt that is held, directly or indirectly, by one or more other GCM Grosvenor Funds; the interests of these two groups of Shareholders in the company may under certain circumstances be unaligned or adverse, particularly in times of stress for the company. This conflict may be exacerbated to the extent that representatives of GCMLP or its affiliates serve on an advisory or other board or committee related to such company or GCM Grosvenor Funds’ investment in such company. In certain instances, GCM Grosvenor Funds and/or GCM Grosvenor and its affiliates may invest as a minority investor as part of a larger investing group or syndicate. In such cases, the financial sponsor, and not GCMLP or its affiliates, will be in the position to negotiate and potentially make decisions on behalf of the holders of the relevant class of equity or debt holders. GCMLP recognizes that conflicts arise under such circumstances and will endeavor to treat all GCM Grosvenor Funds fairly and equitably.

Treatment as an Investment Group for Certain Transactions by GCMLP-Managed Accounts
In certain cases, although each investment in an Investment Fund by a GCMLP-Managed Account is a distinct transaction, Investment Funds may agree to treat all investments made by GCMLP-Managed Accounts as if they had been made by the same investor for purposes of applying certain business terms such as “gates.”  GCMLP enters into these types of arrangements because it believes that in most cases they can be expected to benefit all participating GCMLP-Managed Accounts. However, under arrangements such as these, certain GCMLP-Managed Accounts could make complete withdrawals or redemptions provided that other GCMLP-Managed Accounts do not withdraw or redeem, as the former GCMLP-Managed Accounts could make use of the withdrawal or redemption capacity allocable to the entire “investment group.”  For example, if a GCMLP-Managed Account that is part of an “investment group” were to withdraw or redeem from an Investment Fund because such GCMLP-Managed Account either itself has received significant withdrawal/redemption requests, wishes to rebalance its portfolio, or otherwise requires liquidity, its withdrawal or redemption could reduce withdrawal or redemption capacity for other members of the “investment group.”  However, these arrangements also have certain drawbacks. In this example, depending on the actual terms of the applicable “gate,” a particular GCMLP-Managed Account that participates in an “investment group” may be entitled to receive less withdrawal or redemption proceeds in respect of a particular withdrawal or redemption than would be the case had such GCMLP-Managed Account not participated in such

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“investment group.”

In certain cases, GCMLP is able to negotiate favorable investment terms with the Investment Managers of Investment Funds, but often on the condition that the GCMLP-Managed Accounts (which, in certain cases, could include proprietary accounts of GCMLP or its related persons) collectively maintain an aggregate minimum level of invested capital in a given Investment Fund or group of Investment Funds managed by the same Investment Manager. The need to maintain an aggregate minimum investment by GCMLP-Managed Accounts in a particular Investment Fund or group of Investment Funds managed by the same Investment Manager in order to retain favorable investment terms for all GCMLP-Managed Accounts that invest in such Investment Funds creates a conflict of interest in that it creates an incentive for GCMLP to cause a GCMLP-Managed Account to invest in or not to withdraw or redeem from a given Investment Fund in order to maintain the minimum threshold investment. Proprietary capital of GCMLP and its related persons – whether invested directly in an Investment Fund or through a GCMLP-Managed Account in which GCMLP or its related persons invest – may be among the capital that benefits from the minimum investment threshold being maintained, creating an additional conflict of interest.

Although GCMLP enters into the types of arrangements outlined above because it believes that they generally can be expected to benefit all GCMLP-Managed Accounts, there may be particular facts and circumstances under which particular GCMLP-Managed Accounts (including the Fund) would receive more favorable treatment had they not participated in such arrangements.

Investments in “Early Stage” Investment Funds
GCMLP and its related persons may from time to time invest, for their respective proprietary accounts, in early-stage Investment Funds (including GCMLP-Administered Funds, discussed below), at times when investments in such Investment Funds would not be appropriate for the Fund or other GCMLP-Managed Accounts. If GCMLP should subsequently determine, in accordance with its then-current criteria applicable to the selection of Investment Funds for the GCMLP-Managed Accounts, that such an Investment Fund is an appropriate investment for the GCMLP-Managed Accounts, GCMLP and its related persons will not be required to restructure the terms on which they invest in such Investment Fund in order to make investments in such Investment Fund available to the Fund if, for regulatory or other reasons, the Fund would be (or, in GCMLP’s reasonable determination, may be) precluded from investing in such Investment Fund in the absence of such restructuring.

Investments by Investment Funds in Securities Issued by GCMLP
Certain of the Investment Funds in which the Fund invests may hold notes or other securities issued from time to time by GCMLP or an affiliate, and GCMLP may be aware that such Investment Funds do so. The fact that certain Investment Funds may hold notes or other securities issued by GCMLP or its parent company could, under certain facts and circumstances, potentially alter GCMLP’s objectivity in determining whether or not to invest in such Investment Funds and/or whether or not to withdraw or redeem from such Investment Funds. GCMLP does not expect, however, that it would ever make portfolio management decisions for the Fund that would be different from the decisions it would make for the Fund if such potential conflict did not exist.

Investments in Investment Funds Managed by Clients
Certain of the Investment Funds in which the Fund invests may be managed by investment management firms owned in whole or in part by GCMLP’s or its affiliates’ clients, or may hold notes or other securities issued by GCMLP’s or its affiliates’ clients, and GCMLP may be aware of such investments. The fact that certain of the Investment Funds may be managed by investment management firms owned in whole or in part by GCMLP’s or its affiliates’ clients, or may hold notes or other securities issued by GCMLP’s or its affiliates’ clients, could, under certain facts and circumstances, potentially alter GCMLP’s objectivity in determining whether or

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not to invest in such Investment Funds and/or whether or not to withdraw or redeem from such Investment Funds. GCMLP does not expect, however, that it would ever make portfolio management decisions for the Fund that would be different from the decisions it would make for the Fund if such potential conflict did not exist.

Different Reporting Packages
Different participants in GCMLP-Managed Accounts, as well as certain other persons (including (i) persons to whom GCMLP provides investment advisory services on a non-discretionary basis and (ii) persons who currently have, or who previously have had, an interest in GCMLP or who otherwise currently are, or who previously have been, associated with GCMLP), receive oral and/or written reports from GCMLP that differ in form, substance, level of detail, timing and/or frequency, based on factors such as:

	●	the types of services GCMLP provides to such participants;

	●	the size of their investments with GCMLP;

	●	requests for specific types of information made by such participants or persons acting on their behalf;

	●	negotiations between GCMLP and such participants or other persons acting on their behalf; and/or

	●	GCMLP’s internal assessment of the likely reporting needs of such participants or of persons acting on their behalf.

In particular, certain reports may include information relating to Investment Funds in which the GCMLP-Managed Accounts, including the Fund, invest (or in which they are contemplating an investment).

In certain cases, GCMLP provides information to recipients in the GCMLP-Managed Accounts for purposes of enabling them to monitor their investments in the GCMLP-Managed Accounts. In these cases, GCMLP cannot effectively prevent an investor/recipient who has received information that has not been provided to other recipients from using such information to determine whether to:

	●	withdraw or redeem from a GCMLP-Managed Account or increase its investment in a GCMLP-Managed Account (including the Fund);

●
invest directly in Investment Funds in which GCMLP-Managed Accounts (including the Fund) are invested (or in which they are contemplating investments), potentially in competition with the GCMLP-Managed Accounts (including the Fund); or

●
withdraw or redeem from Investment Funds in which GCMLP-Managed Accounts (including the Fund) are invested (or from which they are contemplating withdrawing or redeeming their investments), potentially to the detriment of the GCMLP-Managed Accounts (including the Fund).

In other cases, GCMLP provides information relating to Investment Funds to participants in GCMLP-Managed Accounts for the purpose of assisting them in making their own determinations as to whether they wish to invest in such Investment Funds or withdraw or redeem their investments in such Investment Funds. In these cases, it can be expected that such participants will use such information to determine whether to engage in any one or more of the actions described above.

Any of these actions could have a material adverse effect on participants who do not receive the same information provided to other participants.

Notwithstanding the foregoing, recipients of GCMLP’s oral and written reports should be aware that:

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●
GCMLP does not permit such recipients to copy, transmit or distribute such reports, or any data or other information contained therein, in whole or in part, or authorize such actions by others, without GCMLP’s express prior written consent, and any such action taken without GCMLP’s express prior written consent may constitute a breach of contract and applicable copyright laws; and

●
by their receipt of such reports, such recipients will be deemed to have acknowledged that: (i) the data and/or other information contained therein may include data and/or  information that, under applicable law, may be deemed to be material, non-public information regarding particular securities and/or the issuers thereof; (ii) under certain circumstances, United States securities laws prohibit the purchase and sale of securities by persons or entities who are in possession of material, non-public information relating to such securities and/or the issuers thereof; (iii) securities laws of other jurisdictions may contain a similar prohibition; and (iv) as a result, it is possible that trading in securities that are the subject of  data and/or information contained in such reports may be prohibited by law.

GCMLP strongly encourages all recipients of its oral or written reports to review their own policies and procedures relating to the possible receipt of material, non-public information to ensure that any information that they receive from GCMLP relating to particular securities and/or the issuers thereof will not be used in any manner that conflicts with applicable law.

Transfers of Interests in Investment Funds
GCMLP may determine that it is appropriate for one or more GCMLP managed accounts to dispose of, or decrease, their investments in a particular Investment Fund as of a particular date (each, a “Divesting Account”), while also determining that it is appropriate for one or more other GCMLP Managed Accounts to invest, or increase their investments, in such Investment Fund as of the same date (each, an “Investing Account”).

In certain cases, GCMLP will implement decisions such as these by causing a Divesting Account to withdraw or redeem its interest in an Investment Fund at the net asset value (as calculated and reported by the Investment Manager of such Investment Fund), while simultaneously causing an Investing Account to invest in an interest in such Investment Fund at the same net asset value.

In other cases, GCMLP will implement such decisions by causing a Divesting Account to assign its interest in an Investment Fund to an Investing Account in exchange for a cash payment from the Investing Account equal to the net asset value of the interest being assigned to the Investing Account (as calculated and reported by the Investment Manager of such Investment Fund).

For purposes of convenience:

●
GCMLP refers to transactions of the types outlined above as “transfers” (even though the first type of transaction outlined above does not involve any transfer between the affected GCMLP-Managed Accounts, but only a divestment from an Investment Fund by one or more GCMLP-Managed Accounts and a substantially simultaneous investment in such Investment Fund by one or more other GCMLP-Managed Accounts);

●
GCMLP refers to a transaction in which a Divesting Account withdraws or redeems its interest from an Investment Fund (in whole or in part) at the net asset value thereof, while an Investing Account substantially simultaneously invests (or increases its investment) in such Investment Fund, as a “cash transfer”; and

	●	GCMLP refers to a transaction in which a Divesting Account assigns its interest in an Investment Fund (in whole or in part) at the net asset value thereof to an

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Investing Account, as a “book entry transfer.”

In certain cases, GCMLP is able to negotiate arrangements with Investment Managers—either at the inception of GCMLP’s relationship with an Investment Manager or on a case-by-case basis after GCMLP has established such a relationship—that permit a GCMLP-Managed Account that is the “cash transferee” or “book entry transferee” of an interest in such Investment Manager’s Investment Fund to “stand in the shoes” of the transferor GCMLP-Managed Account for purposes of determining such business terms as the duration of any “lock-up period,” the continuation of any performance/incentive fee or other performance/incentive compensation “loss carryforwards,” the applicability of withdrawal charges, etc. GCMLP generally intends to take advantage, to the fullest extent permitted by law, of the ability of transferee GCMLP-Managed Accounts to receive “carryover” business terms. In certain cases, however, regulatory considerations may prohibit GCMLP from effecting transactions in which business terms are carried over from the transferor GCMLP-Managed Account to the transferee GCMLP-Managed Account. For example, ERISA does not permit any such “carryover” business terms to apply in the case of transfers of interests in Investment Funds by GCMLP-Managed Accounts that are subject to ERISA to any other GCMLP-Managed Accounts, regardless of whether the transferee GCMLP-Managed Account is subject to ERISA. ERISA, however, does not appear to prohibit “carryover” business terms applying in the case of transfers from GCMLP-Managed Accounts that are not subject to ERISA to GCMLP-Managed Accounts that are subject to ERISA. Accordingly, GCMLP-Managed Accounts that are not subject to ERISA may not always be able to take advantage of arrangements of the type discussed above even though GCMLP-Managed Accounts that are subject to ERISA (including certain GCMLP-Managed Accounts in which persons employed by or otherwise associated with GCMLP invest) may.

GCMLP’s general policy is not to transfer interests in “designated” or “side-pocket” investments related to an investment in an Investment Fund when transferring interests in such particular Investment Fund from one GCMLP-Managed Account to another GCMLP-Managed Account, regardless of whether such transfer takes the form of a “cash transfer” or a “book entry transfer.” If a Portfolio Management Team decides, in any particular case, to over-ride this general policy, such Portfolio Management Team is responsible for documenting (in writing) the reasons for such over-ride.

The Fund will not participate in “book entry transfers” because of potential restrictions imposed by the 1940 Act. To the extent the Fund participates in “cash transfers,” in no instance will any party, including GCMLP or the Investment Manager of any affected Investment Fund, receive any additional compensation specifically as a result of any such cash transfer.

Trade and Clerical Errors
Subject to the considerations set forth below, GCMLP is under no obligation to reimburse the Fund for any errors or mistakes made by GCMLP, its employees or its agents with respect to GCMLP’s placing or executing trades for the Fund, as the case may be, or for any other administrative or clerical errors or mistakes made by the foregoing (collectively, “Trade or Clerical Errors”), as GCMLP considers such errors and mistakes to be a cost of doing business. However, pursuant to the standard of care provisions of the Fund’s Investment Management Agreement or the Fund’s Investment Advisory Agreement, GCMLP will be obligated to reimburse the Fund, as the case may be, for losses sustained by the Fund, as the case may be, as a result of any Trade or Clerical Error that is caused by GCMLP’s failure to adhere to the standard of care set forth in such provisions. Subject to its fiduciary obligations, GCMLP will determine: (i) whether or not any Trade or Clerical Error is required to be reimbursed in accordance with such standard of care provisions; and (ii) if so, the extent of the loss that has been incurred by the Fund, as the case may be. GCMLP has an inherent conflict of interest with respect to determining whether

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or not a Trade or Clerical Error is required to be reimbursed in accordance with the applicable standard of care provisions and with respect to determining the extent of the loss that has been incurred by the Fund, as the case may be.

If a Trade or Clerical Error occurs other than as a result of GCMLP’s failure to adhere to the applicable standard of care, GCMLP, in its sole discretion, reserves the right to reimburse the Fund, as the case may be, for any losses sustained by the Fund as a result of such Trade or Clerical Error. GCMLP’s reimbursement of the Fund, as the case may be, for a Trade or Clerical Error in such a situation will not constitute a waiver of GCMLP’s general policy to cause the Fund, as the case may be, to bear the losses associated with other Trade or Clerical Errors that occur other than as a result of GCMLP’s failure to adhere to the applicable standard of care. Any net gain resulting from Trade or Clerical Errors will be for the benefit of the Fund, as the case may be, and will not be retained by GCMLP.

Receipt of Sensitive Information
GCMLP may from time to time receive, from Investment Managers of the Investment Funds in which the GCMLP-Managed Accounts invest, information that is not generally known to other investors in such Investment Funds. In these cases, legal or regulatory constraints and GCMLP’s policies designed to address such constraints could prevent GCMLP from acting in the manner in which it otherwise would act on behalf of one or more GCMLP-Managed Accounts, including the Fund.

Proxy Voting
GCMLP has developed certain policies and procedures to manage the conflicts of interest that may arise in connection with voting proxies on behalf of the Fund and the other GCMLP-Managed Accounts. (See “Proxy Voting – By the Fund.”)

GRV Securities LLC and Distribution Agents
GRV Securities LLC (the “Distributor”), an affiliate of GCMLP, serves as a distributor and/or placement agent for certain investment funds managed by GCMLP or its affiliates, including the Fund, and GCMLP may from time to time engage other distribution or similar agents to assist it in marketing Shares. The Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and is a member of FINRA. The Distributor’s sole function is to serve as a distributor and/or placement agent for certain GCMLP-Managed Accounts, including the Fund. Pursuant to a Master Placement Agent Agreement, GCMLP and its affiliates compensate the Distributor on a flat annual fee basis for placement agent/distribution services provided by the Distributor, regardless of the success of the Distributor’s services. The Distributor does not receive compensation from the Fund for the distribution of Shares and/or placement of interests. You should understand that:

	●	in connection with acting as distributor on behalf of the Fund, the Distributor acts as an agent of the Fund, not as an agent of or a broker for you; and

	●	the Distributor’s distribution activities on behalf of the Fund should not be construed as a recommendation to purchase Shares, as the Distributor makes no such recommendations.

The Distributor has an incentive to introduce the Fund to prospective Shareholders, since additional investments in the Fund will result in additional investment management/advisory fees for GCMLP.

If you acquire Shares as a result of a recommendation made by any other distribution or similar agent retained by GCMLP to assist it in marketing Shares, you should not view such recommendation as being disinterested, as GCMLP generally will pay the agent for the introduction. Also, you should regard such an agent as having an incentive to recommend that you retain its Shares, as GCMLP may pay such agent a portion of GCMLP’s fees for all periods during which you hold such Shares.

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Brokerage Expenses
Except in the very limited case of “secondary market” transactions in interests in Investment Funds, the Fund invests in Investment Funds without the involvement of any financial intermediary such as a broker-dealer, and commissions are not payable in connection with such investments. To the extent that the Fund purchases or sells investments other than investments in Investment Funds, GCMLP has the authority to determine the financial intermediaries to be used in connection with such purchases/sales and to negotiate the amount of commissions or other transactional compensation to be paid to such intermediaries in connection with such purchases/sales—which commissions or other compensation are borne by the Fund.

In determining which intermediaries to use, GCMLP focuses on the quality of the execution-related services provided by the intermediaries (including factors such as the ability of the intermediaries to execute transactions efficiently, their responsiveness to instructions, their facilities, their reliability and their financial stability), and does not necessarily select those that charge the lowest commissions or other transactional costs.

Typically, GCMLP does not separately compensate financial intermediaries for the provision of non-execution related services and does not believe that it “pays up” for such services. However, GCMLP may from time to time use financial intermediaries that provide research-related products or services to most or all of their customers, and—although GCMLP does not request research-related products or services from such financial intermediaries—GCMLP may on occasion receive and use research provided by such intermediaries. In this situation, GCMLP receives a benefit because it does not have to produce or pay for the research. Accordingly, GCMLP may have an incentive to select financial intermediaries based on its interest in receiving the research or other products or services rather than on its clients’ interest in receiving the most favorable execution. However, since the research provided is not material in nature and quantity and is provided without GCMLP’s request, GCMLP believes that its receipt of such research does not have a material effect on its selection of financial intermediaries.

To the extent that the Fund engages in “secondary market” transactions in interests in Investment Funds, GCMLP generally has limited opportunity to select the financial intermediaries involved in connection with any proposed transaction or to negotiate the amount of commissions or other transactional compensation to be paid to such intermediaries in connection with such transactions. In general, the number of financial intermediaries active in the hedge fund “secondary market” is limited and the commissions charged by such intermediaries, which typically are borne by the purchasing party in such a transaction, may vary significantly from intermediary-to-intermediary, and transaction-by-transaction.

Redemption and Illiquid Investments
GCMLP may have a conflict of interest in processing redemptions. As an example, GCMLP must determine whether to cause the Fund to pay out the redemption proceeds attributable to Investment Funds from which the Fund cannot withdraw or redeem (or cannot withdraw or redeem without incurring a withdrawal or redemption charge) as of the applicable redemption date or to require that the redeeming Shareholder continue to participate in such Investment Funds until the Fund can withdraw or redeem capital from them. Paying out such redemption proceeds may reduce the liquidity and increase the concentration of the Fund’s continuing portfolio, while not doing so exposes the redeeming Shareholder to incremental risk.

Relationships with Consulting Firms	Persons employed by or otherwise associated with GCMLP may be related by blood or marriage to, or otherwise have personal relationships with, persons employed by or otherwise associated with consulting firms. In certain cases, such persons

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employed by or otherwise associated with consulting firms may be responsible for:

	●	analyzing and/or monitoring “fund of funds” investment managers on behalf of such consulting firms;

	●	recommending “fund of funds” investment managers to the investment committees or similar governing committees of such consulting firms;

	●	selecting the “funds of funds” investment managers that such consulting firms will present to their clients as potential managers of such clients’ assets;

	●	recommending particular “fund of funds” investment managers to clients of such consulting firms;

	●	recommending that clients of such consulting firms continue to retain the services of, or terminate, “fund of funds” investment managers; and/or

	●	otherwise playing an instrumental role in the process whereby clients of such consulting firms select, and/or retain or terminate, “fund of funds” investment managers.

In cases where persons employed by or otherwise associated with consulting firms have one or more responsibilities of the types outlined  above and are related by blood or marriage to, or otherwise have personal relationships with, persons employed by or otherwise associated with GCMLP, such persons may have an incentive to select GCMLP as a potential manager of the assets of clients of such consulting firms, to recommend GCMLP to clients of such consulting firms and/or to recommend that clients of such consulting firms continue to utilize GCMLP’s services.

GCMLP believes that it is the responsibility of consulting firms to recuse interested individuals or take other appropriate steps to protect the integrity of their decision-making processes, and to make appropriate disclosures of potential conflicts of interest to their clients. If you utilize the services of a consulting firm, GCMLP urges you to inquire of such consulting firm whether it is subject to such a conflict of interest.

GCMLP may from time to time enter into arrangements with consulting firms that represent existing and prospective clients, pursuant to which such consulting firms provide GCMLP certain performance or other data on the “fund of funds” industry. GCMLP may compensate such a consulting firm for such services on an annual flat-fee or other basis. In no event will GCMLP enter into any such arrangement unless it first determines to its reasonable satisfaction that the firm that provides services to GCMLP for compensation from GCMLP discloses that fact to all clients to whom it recommends GCMLP.

Relationships with Investment Managers and Other Service Providers
Persons employed by or otherwise associated with GCMLP or its affiliates may be related by blood or marriage to, or otherwise have personal relationships with, persons employed by or otherwise associated with the Investment Managers of existing or prospective Investment Funds or with other third-parties that provide or contemplate providing services to GCMLP and/or one or more GCMLP-Managed Accounts. In certain cases, such persons employed by or otherwise associated with GCMLP may be responsible for:

●
analyzing and/or monitoring existing or prospective Investment Funds managed by such Investment Managers, or analyzing and/or monitoring other third-parties that provide or contemplate providing services to GCMLP and/or one or more GCMLP-Managed Accounts;

	●	recommending that GCMLP approve Investment Funds managed by such Investment Managers as eligible investments for GCMLP-Managed Accounts;

	●	recommending that one or more GCMLP-Managed Accounts add capital to, or

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CONFLICTS OF INTEREST
withdraw or redeem their capital (in whole or in part) from, Investment Funds managed by such Investment Managers;

	●	making the final decision to approve Investment Funds managed by such Investment Managers as eligible investments for GCMLP-Managed Accounts;

●
making the final decision to cause one or more GCMLP-Managed Accounts to add capital to, or withdraw or redeem their capital (in whole or in part) from, Investment Funds managed by such Investment Managers;

	●	recommending that GCMLP retain other third-parties that wish to provide services to GCMLP and/or one or more GCMLP-Managed Accounts; and/or recommending that GCMLP terminate third-parties that provide services to one or more GCMLP-Managed Accounts.

In cases where persons employed by or otherwise associated with GCMLP have one or more responsibilities of the types outlined above and are related by blood or marriage to, or otherwise have personal relationships with, persons employed by or otherwise associated with Investment Managers of existing or prospective Investment Funds or other third-parties that provide or contemplate providing services to GCMLP and/or one or more GCMLP-Managed Accounts, such persons may have an incentive to base their decisions on personal considerations rather than on the best interests of the affected GCMLP-Managed Accounts. GCMLP, however, monitors relationships of these types with a view to determining whether there is a reasonable likelihood that such persons will base their decisions on personal considerations rather than on the best interests of the affected GCMLP-Managed Accounts, and will take appropriate action if it determines that such a reasonable likelihood exists.

Gifts, Meals and Entertainment
GCMLP personnel may receive gifts, meals and/or entertainment from service providers doing business with GCMLP and/or one or more GCMLP-Managed Accounts, or from prospective service providers, including existing and prospective Investment Managers. GCMLP maintains policies and procedures that it believes are reasonably designed to preserve GCMLP’s objectivity with respect to the selection, retention and termination of service providers, notwithstanding the receipt of gifts, meals and/or entertainment by GCMLP personnel from such service providers. However, notwithstanding these policies and procedures, to the extent that GCMLP’s employees receive gifts, meals and/or entertainment from a service provider or prospective service provider, such employees may have an incentive to seek to cause GCMLP and/or one or more GCMLP-Managed Accounts to enter into a business relationship with, or to sustain or expand an existing business relationship with, such service provider even if doing so is not in the best interests of such GCMLP-Managed Account(s).

GCMLP from time to time provides meals and entertainment to persons employed by or otherwise associated with consultants, financial advisors, clients and prospective clients (which may include Shareholders and prospective Shareholders). In certain cases, GCMLP may provide such meals and entertainment to clients or prospective clients at the request of consultants, financial planners or other third-parties. It is possible that providing meals and entertainment to such persons could affect their decision-making responsibilities.

GCMLP from time to time contributes to events sponsored by clients and prospective clients, including Shareholders and prospective Shareholders in the Fund, or by organizations in which clients or prospective clients participate, such as picnics, annual meetings, dinners and other events honoring retiring employees. It is possible that contributing to such events could affect the clients or prospective clients in connection with their decisions whether to retain GCMLP as their investment manager/adviser or to maintain existing investment

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CONFLICTS OF INTEREST
management/advisory relationships with GCMLP.

Charitable and Philanthropic Activities
GCMLP and its principals, and Investment Managers of the Investment Funds in which the Fund invests and their principals, may engage in philanthropic activities through contributions of their time and/or financial resources to charitable organizations. GCMLP and its principals, on the one hand, and such Investment Managers and their principals, on the other hand, may from time to time ask each other to participate in their respective philanthropic activities. GCMLP and its principals, and such Investment Managers and their principals, are free to participate in philanthropic opportunities brought to their attention by one another. Under no circumstances will such participation or lack thereof be a factor in GCMLP’s investment management process.

Similarly, GCMLP and its principals, and investors or participants in GCMLP-Managed Accounts and their principals, may engage in philanthropic activities through contributions of their time and/or financial resources to charitable organizations. GCMLP and its principals, on the one hand, and investors or participants in GCMLP-Managed Accounts and their principals, on the other hand, may from time to time ask each other to participate in their respective philanthropic activities. GCMLP and its principals, and investors or participants in GCMLP-Managed Accounts and their principals, are free to participate in philanthropic opportunities brought to their attention by one another. Under no circumstances will such participation or lack thereof be a factor in GCMLP’s investment management process.

GCMLP has frequent interaction with consultants and financial advisors who represent prospective and existing investors or participants in the GCMLP‑Managed Accounts. GCMLP does not pay these consultants or financial advisors to recommend GCMLP or any GCMLP-Managed Account to their clients. However, consultants and financial advisors have from time to time invited GCMLP and its principals to participate in particular philanthropic activities, and can be expected to continue to do so in the future. GCMLP has participated in such philanthropic activities in the past and can be expected to continue to do so in the future. Under no circumstances will such participation or lack thereof be a factor in GCMLP’s investment management process.

The Investment Managers
The Investment Managers of the Investment Funds in which the Fund invests are likely to be subject to many of the same types of conflicts of interest to which GCMLP is subject. For example, the Investment Managers may be involved in other business ventures, including the management and/or administration of other investment funds and accounts whose investment objectives are identical or substantially similar to those of the Investment Funds they manage. Neither the Fund nor the Fund will share in the risks or rewards of such other ventures. In addition, such other ventures will compete with the relevant Investment Funds for the time and attention of the relevant Investment Managers, and might create additional conflicts of interest or raise other special considerations.

The Investment Managers have responsibility for investing the capital allocated to them. The Investment Managers also manage other accounts (including other accounts in which they may have an interest) and may have financial and other incentives to favor such accounts over the Investment Funds in which the Fund invests. In investing on behalf of other clients, as well as the Investment Funds in which the Fund invests, the Investment Managers must allocate their resources, as well as limited market opportunities. Doing so could increase the level of competition for the same trades that otherwise might be made for the Investment Funds in which the Fund invests, including the priorities of order entry, as well as make it difficult or impossible to take or liquidate a particular position at a price indicated by an Investment Manager’s strategy.

In addition, in connection with investing and trading for other accounts, including

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CONFLICTS OF INTEREST
their proprietary accounts, the Investment Managers may make use of information obtained by them in the course of investing and trading for the Investment Funds. They will have no obligation to compensate the Investment Funds in any respect for their receipt of such information or to account to any such Investment Fund for any profits earned from their use of such information.

The Investment Managers and their principals, in managing investment accounts other than the Investment Funds, may employ trading methods, policies and strategies which differ from those which they employ on behalf of such Investment Funds. Therefore, the results of the Fund’s investments in such Investment Funds may differ from the results of other accounts managed by such Investment Managers.

The Investment Managers determine the valuation of the illiquid, longer-term investments held by their Investment Funds in a variety of different ways, and have considerable discretion in doing so. The Investment Managers have a conflict of interest in arriving at such valuations, which affect both the performance of their Investment Funds and the advisory compensation received by the Investment Managers.

The Investment Managers select the financial intermediaries that execute transactions for their respective Investment Funds and negotiate the related brokerage commissions and other transactional costs paid to such intermediaries. In selecting financial intermediaries and/or in negotiating commissions and other compensation with them, such Investment Managers (subject to their overall duty to obtain “best execution” of all transactions for the Investment Funds they manage):

●
have authority to and may consider the full range and quality of the services and products provided by the intermediaries (including factors such as the ability of the intermediaries to execute transactions efficiently, their responsiveness to instructions, their facilities, reliability and financial responsibility, and the value of any research or other services or products they provide); and

●
do not necessarily select intermediaries that charge the lowest transaction costs. In this regard, Investment Managers may engage in the practice known as “paying up,” whereby the Investment Managers cause their Investment Funds to pay higher transaction costs than they would otherwise pay so that the Investment Managers may receive certain non-execution related products and services provided by or through the intermediaries (so-called “soft dollar” benefits), which may or may not benefit certain Investment Funds which “pay up” so that the Investment Manager may receive such services (see below).

The practices discussed above create conflicts between the interests of an Investment Manager and the interests of the Investment Funds managed by such Investment Manager. This is because an Investment Manager that receives “soft dollar” benefits receives a benefit that it does not have to purchase out of its own resources. This benefit, in turn, may create an incentive to utilize particular intermediaries based not on the interest of the Investment Funds in achieving “best execution” of their transactions, but on the Investment Manager’s interest in receiving benefits for which it does not have to pay out of its own resources.

Further, an Investment Manager may cause an Investment Fund managed by such Investment Manager to pay transaction costs to a financial intermediary even though such Investment Manager and/or clients of such Investment Manager other than such Investment Fund are the exclusive beneficiaries of  “soft dollar” benefits provided by the intermediary.

Under recent revisions to the EU’s Markets in Financial Instruments Directive (“MiFID II”), effective January 3, 2018, European Union investment managers,
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CONFLICTS OF INTEREST
including certain Investment Managers, may only pay for research from brokers and dealers directly out of their own resources or by establishing "research payment accounts” for each client, rather than through client commissions. MiFID II is expected to limit the use of soft dollars by Investment Managers located in the EU, if applicable, and in certain circumstances may result in other Investment Managers reducing the use of soft dollars as to certain groups of clients or as to all clients.

GCMLP generally is authorized to consent on behalf of the Fund to the Investment Managers engaging in “soft dollar” practices, regardless of whether such practices conform to the requirements of Section 28(e) of the Exchange Act.

The Investment Managers have a conflict of interest in allocating capital to longer-term and/or illiquid investments. While such positions may hold significant profit potential (and, therefore, the potential to generate substantial performance/incentive fees or other performance/incentive compensation), they can create material valuation and illiquidity risks for Shareholders. In addition, performance/incentive fees or other performance/incentive compensation may be calculated separately in respect of certain longer-term and/or illiquid investments irrespective of the overall performance of an Investment Fund.

Certain Disclosure Issues
GCMLP and its related persons have a conflict of interest in determining whether to disclose certain information — not otherwise required to be disclosed by applicable laws or regulations to — concerning GCMLP and its related persons to existing or prospective Shareholders. In certain cases, GCMLP may conclude that such disclosure could be damaging to GCMLP’s business, which may give GCMLP incentives to determine that such information is not material and need not be disclosed to Shareholders and/or prospective Shareholders even though it might be of interest to them.

GCMLP and its related persons also have a conflict of interest in determining whether to disclose certain information — not otherwise required to be disclosed by applicable laws or regulations — to certain but not other Shareholders and/or prospective Shareholders. GCMLP has policies in place which address the issue of “disparate reporting” to different Shareholders but will be subject to conflicts of interest in applying such policies due to GCMLP’s interest in meeting the informational requirements of larger Shareholders which may request additional disclosures (See “—Different Reporting Packages,” above).

In determining what disclosures to make, GCMLP gives careful consideration to their fiduciary obligations of disclosure and their responsibility to treat all Shareholders and/or prospective Shareholders fairly.

Reputational Matters
In certain cases, GCMLP and its related persons may have a conflict of interest between acting in what might be the best interest of a GCMLP-Managed Account and ensuring that GCMLP avoids publicity or any reputational harm. For example, there may be certain tax positions which other market participants take and which would benefit the GCMLP-Managed Accounts but which GCMLP does not take out of concern for not being seen to be “aggressive” in the tax planning for GCMLP-Managed Accounts. Similar issues may arise in other regulatory contexts. GCMLP attempts to resolve these issues in the best interests of the GCMLP-Managed Accounts within the constraints of what it believes to be “best practices” in the alternative investment industry.

Other Matters
The Adviser, its affiliates (including the Distributor) and their directors, officers and employees, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made by the Adviser on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser and its affiliates, and those of the Selling Agents, that are the same, different or made at a different time than

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CONFLICTS OF INTEREST

positions taken for the Fund. In order to mitigate the possibility that the Fund will be adversely affected by this personal trading, the Fund, the Adviser and the Distributor have adopted codes of ethics (each, a “Code of Ethics”) in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund’s portfolio transactions. The Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. The Code of Ethics are also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of the Code of Ethics may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Room, Washington, D.C. 20549-1520.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may engage in transactions with accounts which are affiliated with the Fund solely because they are advised by the Adviser or one of its affiliates or because they have common officers, directors or managing members or as otherwise allowed by rule or SEC Staff interpretation. All such purchases and sales would be made pursuant to procedures that would be adopted by the Fund pursuant to Rule 17a-7 under the 1940 Act or as otherwise allowed by rule or SEC Staff interpretation. Among other things, those procedures would be intended to ensure that (i) each such transaction will be effected for cash consideration at the current market price of the particular securities, (ii) no such transaction will involve restricted securities or securities for which market quotations are not readily available and (iii) no brokerage commissions, fees (except for customary transfer fees) or other remuneration will be paid in connection with any such transaction. Affiliated broker-dealers of the Adviser may act as broker for the Fund or the Investment Funds in effecting securities transactions.

Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to additional conflicts of interest.

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PROXY VOTING
By Shareholders
Each Shareholder has the right to cast a number of votes based on the number of Shares owned by the Shareholder at a meeting of Shareholders. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including election of trustees, approval of the agreement with the investment adviser of the Fund, and approval of the Fund’s auditors, and on certain other matters. Except for the exercise of their voting privileges, Shareholders in their capacity as such are not entitled to participate in the management or control of the Fund’s business, and may not act for or bind the Fund.

By the Fund	The Fund has delegated to GCMLP the responsibility to vote proxies related to portfolio securities, including Investment Funds.

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 will be available without charge, upon request, by calling (855) 426-9321, and on the SEC’s website at http://www.sec.gov.

Background

Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended, requires an SEC-registered investment adviser like GCMLP to implement proxy voting policies and procedures that are reasonably designed to ensure that the adviser votes requests to vote securities (“Proxy Requests”) in the best interests of its clients.

Pursuant to Rule 206(4)-6, GCMLP has adopted Proxy Voting Policies and Procedures (“Proxy Policies”) that have been designed to ensure that GCMLP votes Proxy Requests in the best interests of its clients. The following subsections describe provisions of GCMLP’s Proxy Policies that are relevant to the Fund.

Best Interest Standard

GCMLP seeks to vote Proxy Requests in the best interests of the GCMLP-Managed Accounts for which it has the authority to vote. Unless GCMLP agrees otherwise with a client, GCMLP votes and makes recommendations on Proxy Requests in what it believes to be the best economic interests of the GCMLP-Managed Account. When voting or making recommendations in the a GCMLP-Managed Account’s best economic interests, GCMLP may not consider factors other than those relating to the economic value of the instrument or use the voting authority to promote social purposes or further legislative, political, regulatory or public policy issues that are not anticipated to enhance the economic value of the investment.

However, GCMLP may vote for or make recommendations on proposals that promote environmental and social issues provided that GCMLP believes that doing so is reasonably likely to have a positive impact on the long-term economic value of the instrument.

Differing Actions on Proxy Requests

Because GCMLP is subject to different voting standards for different GCMLP-Managed Accounts, GCMLP may take different actions on Proxy Requests for different GCMLP-Managed Accounts. Furthermore, GCMLP may take different actions or make different recommendations for different GCMLP-Managed Accounts if it believes that each action taken or recommendation is in the best

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PROXY VOTING
interest of the respective GCMLP-Managed Account.

Best Efforts to Vote and Exceptions

GCMLP makes best efforts to act or make recommendations on Proxy Requests in a timely manner. However, there may be circumstances in which GCMLP abstains from voting.

●
GCMLP makes best efforts to act upon and make recommendations on Proxy Requests. However, GCMLP will only be able to do so when it receives Proxy Requests with sufficient time prior to the voting cut-off date to consider the impact of the proposals and complete its procedures.

●
With GCMLP’s Operations Committee’s approval, GCMLP may abstain or recommend abstaining from taking action on a proposal when GCMLP does not believe that the Proxy Request provides sufficient detail to support a decision.

●
With GCMLP’s Operations Committee’s approval, GCMLP may abstain from acting or from recommending what action should be taken with respect to a Proxy Request when it believes that the expected cost or administrative burden of giving due consideration to the proposal does not justify the potential benefits to the affected GCMLP-Managed Account that might result from adopting or rejecting the proposal in question.

●
In certain countries, shareholders that vote an issuer’s proxy are required to deposit their shares with a designated depositary prior to the date of the meeting. The owner may not sell their shares until after the meeting when the shares are returned to the custodian. In countries that require shares to be blocked, GCMLP will consider the potential benefit of taking action on Proxy Requests to determine if it will consider voting and the resulting share blocking of the security.

●
In certain countries, an owner of a company’s shares is required to re-register the shares in order to take action on a proxy. Similar to share blocking, re-registration temporarily prevents a shareholder from selling shares. In countries that require re-registration, GCMLP will consider the potential benefit of taking action on Proxy Requests to determine if it will consider voting and re-registering the security.

Designation of Proxy Principals

GCMLP designates Proxy Principals to determine or propose the course of action to be taken with respect to Proxy Requests.

Managing Conflicts of Interest

GCMLP takes measures to identify, assess and address potential material conflicts of interest with respect to Proxy Requests. The materiality threshold for determining whether circumstances present a conflict of interest is if it can reasonably be argued that the circumstances give GCMLP or a Proxy Principal a meaningful incentive to respond to a Proxy Request in a manner that:

● places the interests of GCMLP or the Proxy Principal over the interest of a GCMLP-Managed Account even if there is no apparent detriment to the GCMLP-Managed Account; or

● places the interests of one GCMLP-Managed Account over the interests of another GCMLP-Managed Account.

GCMLP will not make a final decision with respect to a Proxy Request until it evaluates whether it is subject to a conflict of interest in taking action in response to the Proxy Request and addresses the conflict in a manner

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PROXY VOTING
designed to serve the best interests of the affected funds.

Some of the actions GCMLP may take to address any conflicts of interest include:

● excluding a conflicted party from the decision making process;

● for GCMLP-Managed Accounts for which GCMLP makes recommendations on Proxy Requests, disclosing the conflicts to the appropriate parties;

●
for GCMLP-Managed Accounts for which GCMLP has the authority to take action on Proxy Requests, disclosing the conflict to the appropriate parties and obtaining consent to take specific action on the proposals; or

● engaging an independent third party to recommend or determine the actions to be taken on the Proxy Request.

Voting Procedures and Guidelines

GCMLP takes actions on Proxy Requests from Investment Funds and securities received in kind consistent with:

● the investment objectives, policies and restrictions of the relevant GCMLP-Managed Accounts; and

● the best economic interest of each relevant GCMLP-Managed Account, except for GCMLP-Managed Accounts for which GCMLP has expressly agreed to consider other factors

GCMLP categorizes the proposals in Proxy Requests from Investment Funds and securities received in kind as either immaterial or material.

Immaterial Proposals

An immaterial proposal would not, in GCMLP’s reasonable judgment, either be reasonably likely to have a material adverse effect on the relevant GCMLP-Managed Accounts, including: a change in the Investment Fund’s name, approval of the previous year’s audited financial statements, appointment of independent auditors or election of directors; or materially adversely change the terms on which future investments may be made by one or more GCMLP-Managed Accounts.

GCMLP consents to or recommends consent to immaterial proposals unless the Proxy Principal or GCMLP’s Operations Committee determines otherwise.

Material Proposals

A material proposal would, in GCMLP’s reasonable judgment, either: be reasonably likely to have a material adverse effect on the relevant GCMLP-Managed Account, or materially adversely change the terms on which future investments may be made by one or more GCMLP-Managed Accounts.

For material proposals, GCMLP acts, or recommends action, in accordance with the Proxy Principal’s determination unless the Investment Committee determines otherwise. GCM Grosvenor’s Chairman or GCMLP’s Operations Committee, however, may override the Proxy Principal’s and Investment Committee’s determinations.

Securities Received in Kind

GCMLP has established voting guidelines for voting Proxy Requests from securities received in kind from Investment Funds.

Adverse Measures

GCMLP expects that Proxy Requests may seek approval for measures that reduce a GCMLP-Managed Account’s rights, powers and authority, or increase a GCMLP-Managed Account’s duties and obligations, associated with the security in

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PROXY VOTING
question. Nevertheless, GCMLP may decide to take favorable action on a proxy that proposes such adverse measures as long as GCMLP reasonably believes that the action will have a reasonable probability of conferring long-term economic benefits over the anticipated holding period of the security in the affected GCMLP-Managed Accounts.

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BROKERAGE
The Investment Managers select the brokers and dealers that execute transactions for their respective Investment Funds and negotiate the related brokerage commissions and other transaction costs. In selecting brokers and dealers and/or in negotiating commissions and other compensation, Investment Managers (subject to their overall duty to obtain “best execution” of all transactions for the Investment Funds they manage):
•
have authority to and may consider the full range and quality of the services and products provided by various brokers and dealers (including factors such as the ability of the brokers and dealers to execute transactions efficiently, their responsiveness to instructions, their facilities, reliability and financial responsibility, and the value of any research or other services or products they provide); and

•	do not necessarily select brokers and dealers that charge the lowest transaction costs.
An Investment Manager may cause an Investment Fund to pay transaction costs to a broker or dealer even though such Investment Manager and/or clients of such Investment Manager other than such Investment Fund are the exclusive beneficiaries of non‑execution related products and services provided by such broker or dealer.
GCMLP is authorized to consent on behalf of the Fund to the Investment Managers engaging in “soft dollar” practices, regardless of whether such practices conform to the requirements of Section 28(e) of the Exchange Act.
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FEES AND EXPENSES
The Adviser generally bears all of its own expenses incurred in providing services to the Fund, except that the Fund reimburses the Adviser for certain out-of-pocket costs and expenses incurred in connection with the operation of the Fund. Any such costs and expenses will not exceed 0.05% per annum of the Fund’s average month-end net assets. The Fund is not directly obligated to pay any of the Adviser’s overhead.
The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of the Fund, to the extent necessary to limit the ordinary operating expenses of each class of the Fund to 0.80% per annum of the Fund’s average monthly net assets attributable to such class (the “Expense Limitation”) not including the Advisory Fee, investment-related costs and expenses (which includes Investment Fund fees and expenses), taxes, interest and related costs of borrowing, brokerage commissions, payments to certain financial intermediaries for providing servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund, the Distribution and Service Fee for Class A Shares (as defined below), and any extraordinary expenses of the Fund. In consideration of the Adviser’s agreement to limit the Fund’s expenses, each class of the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the time the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts. Recoupment will be made as promptly as possible after giving effect to the recoupment amount , but will be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment. The Expense Limitation Agreement will remain in effect until July 31, 2019, and will terminate unless renewed by the Adviser.
In connection with Class A Shares of the Fund, under a plan adopted in accordance with Rule 12b-1, the Fund pays the Distributor or a designee a distribution and/or service fee equal to 0.75% per annum of the aggregate net asset value of the Fund’s Class A Shares outstanding, determined as of the last calendar day of each month (“Distribution and Service Fee”). The Distribution and Service Fee is payable monthly. Because this fee is paid out of the Fund's assets on an on-going basis, over time this fee will increase the cost of a Shareholder's investment and may cost the Shareholder more than paying other types of sales charges. The Distributor or designee may transfer or re-allow all or a portion of the Distribution and Service Fee to certain intermediaries. The Adviser also may pay a fee out of its own resources to intermediaries.
A portion of the 0.75% Distribution and Service Fee applicable to Class A Shares may be used to pay for service fees, for the provision of personal investor services as defined under applicable rules.  Such amount will not exceed 0.25% of the Fund’s net assets attributable to Class A Shares.
Class A Shares and Class I Shares are subject to different fees and expenses and each bears its pro rata share of Fund operating expenses.
The Fund bears its own expenses not otherwise borne by the Adviser, including, but not limited to: all investment related expenses (including, but not limited to, fees paid directly or indirectly to the Investment Managers), all costs and expenses directly related to portfolio transactions and positions such as the Fund’s investments, including its investments in Investment Funds, transfer taxes and premiums, taxes withheld on foreign dividends; any interest and borrowing related costs and expenses; fees and disbursements of any attorneys and accountants engaged on behalf of the Fund; audit and tax preparation fees and expenses; administrative expenses and fees; custody and escrow fees and expenses; the costs of an errors and omissions/directors and officers liability insurance policy and a fidelity bond; the Advisory Fee payable to the Adviser; fees and travel-related expenses of the Board members who are not employees of the Adviser or any affiliate of the Adviser; all costs and charges for equipment or services used in communicating information regarding the Fund’s transactions among the Adviser and any custodian or other agent; reports to Shareholders; coordinating the preparation of materials relating to meetings of the Board of Trustees and meetings of Shareholders; and investment of the cash reserves of the Fund.
Certain financial intermediaries that maintain accounts for the benefit of their customers and provide servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund are compensated by the Fund at the level of 0.10% per annum for such services.
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FEES AND EXPENSES
The Fund’s offering expenses, which are separate from and in addition to those fees previously discussed and which include among other expenses, the cost of preparing this Prospectus and the SAI, will be amortized over a period of twelve months or less upon commencement of operations, subject to the Fund’s Expense Limitation Agreement.

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ADMINISTRATOR AND TRANSFER AGENT
The Fund has retained BNY Mellon Investment Servicing (U.S.) Inc. (the “Administrator and Transfer Agent”) to provide accounting and certain administrative and investor services to the Fund, including fund accounting, investor accounting, and taxation services, and to act as the registrar and transfer agent for the Fund’s Shares. In consideration of these services, the Fund pays an asset based fee equal to four and a half basis points per annum and an annual charge based on the number of Shareholders in the Fund to the Administrator and Transfer Agent. Certain books and records of the Fund are kept at the Administrator and Transfer Agent’s principal business address, which is 103 Bellevue Parkway, Wilmington, Delaware 19809. Other Fund records are kept with the Adviser and the Adviser’s principal business address is 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.
Absent the Administrator and Transfer Agent’s own intentional misconduct, bad faith, gross negligence or reckless disregard with respect to its duties, the Fund has agreed to indemnify, defend and hold harmless the Administrator and Transfer Agent and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from: (a) any action or omission to act by any prior service provider of the Fund; and (b) any action taken or omitted to be taken by the Administrator and Transfer Agent in connection with this provision of services to the Fund.

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NET ASSET VALUATION
The net asset value of the Fund will be determined by or at the direction of the Adviser as of the close of business at the end of each fiscal period in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board of Trustees. To determine net asset value of the Fund, the Fund relies on information from the Investment Managers. It is expected that the Fund will report its net asset value within thirty days after each fiscal period.  The Class A Share net asset value and the Class I Share net asset value will be calculated separately based on the fees and expenses applicable to each class.  Because of differing class fees and expenses, the per Share net asset value of the classes will differ over time.
The Fund Board has approved procedures pursuant to which the Fund will value its investments in Investment Funds at fair value. In accordance with these procedures, fair value of these investments ordinarily will be the value determined as of the end of the fiscal period by the Investment Manager of each Investment Fund in accordance with the Investment Fund’s valuation policies and as reported by the Investment Manager. As a general matter, the fair value of the Fund’s interest in an Investment Fund will represent the amount that the Fund could reasonably expect to receive from the Investment Fund if the Fund’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable. Because Investment Funds generally provide net asset value information to the Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Fund generally will not be able to determine the fair value of its investments in Investment Funds or its net asset values other than as of the end of each month and may not be able to verify valuation information given to the Fund by Investment Managers. In the unlikely event that an Investment Fund does not report a value to the Fund on a timely basis at the end of a fiscal period, the Fund would determine the fair value of its interest in that Investment Fund based on the most recent value reported by the Investment Fund, as well as any other relevant information available at the time the Fund values its assets. The Fund Board has determined that any values of interests in Investment Funds reported as “estimated” or “final” values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available, or the fair value of such securities.
Before investing in any Investment Fund, the Adviser conducts a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter utilizes market values when available, and otherwise utilizes principles of fair value that the Adviser reasonably believe to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Fund Board provide that the Adviser will periodically review the valuations of interests in Investment Funds provided by the Investment Managers, neither the Adviser nor the Board of Trustees will be able to confirm independently the accuracy of valuations of such interests provided by such Investment Managers (which are unaudited, except for year-end valuations).
The Fund’s valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its assets. The Adviser or, in certain cases, the Fund Board, will consider such information, and may conclude in certain circumstances that the information provided by an Investment Manager does not represent the fair value of the Fund’s interests in an Investment Fund. Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds typically will make available net asset value information to their Shareholders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Investment Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Fund Board, in the absence of specific transaction activity in interests in a particular Investment Fund, the Fund could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Investment Fund’s net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith, and subject to the review and supervision of the Fund Board.
If the Fund holds any securities other than interests in Investment Funds, the Fund will value the portfolio securities held by the Fund as follows:
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Domestic exchange traded and listed equity securities (other than options) will be valued at their last sale prices as reported on the exchanges where those securities are traded, and for securities primarily traded on NASDAQ, at the NASDAQ Official Closing Price. If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities held short, as reported by those exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options will be valued at their last quoted sales price or bid prices (or ask prices in the case of listed options held short) as reported by the exchange, depending on whether the last quoted sales price falls between the last bid and ask quotations. Other securities for which market quotations are readily available will be valued at their bid prices (for securities held long) or ask prices (for securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Fund Board.
Corporate and government bonds that trade on platforms where market quotations are available are generally valued at the mean between the bid and ask prices on the platform where they are quoted. Bonds for which market quotations are not available are valued at the evaluated mean of a compilation of third-party quotes. Certain debt securities may be valued by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Fund Board will periodically monitor the reasonableness of valuations provided by the pricing service. Such debt securities with remaining maturities of 60 days or less, are valued by the amortized cost method unless the use of amortized cost would be inappropriate due to credit or other impairments, or otherwise does not represent fair value.
If in the view of the Adviser, the pricing methodology of a listed option or debt security described above does not fairly reflect the market value of the security, the Adviser may request its valuation committee to instead adopt a methodology to value the security at fair value. In any such situation, the Adviser’s valuation committee will consider the recommendation of the Adviser, and, if it determines in good faith that an override of the value assigned to the security under the methodologies described above is warranted, will adopt methodologies for purposes of determining the fair value of the security.
All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. Similarly, U.S. markets may close early on any given day or may regularly close prior to calculation of the Fund’s net asset value. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Fund Board.
Prospective Shareholders should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund’s net assets, which, in turn, would affect amounts paid on repurchases of Shares and the amount of fees paid, if the judgments regarding appropriate valuations should prove incorrect.
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Purchase Terms
The Fund offers two separate classes of Shares designated as Class A Shares and Class I Shares to certain eligible individual and institutional investors.  The Board of Trustees may accept initial and additional purchases of Shares as of the first day of each month. The Board of Trustees has authorized the Adviser to offer Shares more or less frequently. All purchases are subject to the receipt of cleared funds prior to the applicable purchase date in the full amount of the purchase, although the Adviser may accept, in its sole discretion, a purchase prior to receipt of cleared funds. The Shareholder must also submit a completed investor application document in good order before the applicable purchase date. The Fund reserves the right to reject any purchase of Shares and may, in its sole discretion, suspend sales of Shares at any time.

The minimum initial investment is $25,000. The minimum subsequent investment is $1,000.  In certain instances, the Fund may, as determined by the Board of Trustees, waive the minimum initial investment amount or subsequent minimum investment amounts.  When determining whether to waive the minimum investment amount the Board of Trustees will consider the following factors, including, but not limited to the Shareholder’s overall relationship with the Adviser or Selling Agent, the Shareholder’s accounts with the Selling Agent and such other matters as the Board may consider relevant at the time. Accordingly, the Board may also consider the aggregate value of the accounts of clients of the Selling Agent, whose clients invest in the Fund for purposes of determining satisfaction of minimum investment amounts.

Except as otherwise permitted by the Board of Trustees, initial and any additional purchases of Shares by any Shareholder are payable in cash, and all purchases must be transmitted by the time and in the manner that is specified in the investor application documents of the Fund. Initial and any additional purchases of Shares are payable in one installment. Although the Fund may accept in-kind purchases with securities in the sole discretion of the Board of Trustees, the Fund has no present intention of accepting purchases with securities. If the Fund were to accept an in-kind purchase, the securities would be valued in the same manner as the Fund values its other assets. (See “Net Asset Valuation”)

Each Shareholder must also represent and warrant in an investor application, among other things, that the Shareholder is purchasing Shares for its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Shares.

How Sales Load Reductions and Waivers for Class A Shares are Calculated
Shareholders may qualify for sales load reductions and waivers on Class A Shares. Any sales load will not be part of a Shareholder’s investment in the Fund. The sales load will neither constitute an investment made by the Shareholder nor form part of the assets of the Fund. The sales load may be waived for Trustees, employees of the Adviser, the Distributor, Merrill Lynch Pierce, Fenner & Smith Incorporated and its affiliates, and members of their immediate families.  The sales load is subject to the applicable limitations imposed by the rules and regulations of FINRA. Sales of Class I Shares are not subject to a sales load. Class A Shares sales load charges are as follows:

Investment Size	As a % of the Offering Price*	As a % of the Investment**
$25,000 - $100,000	1.00%	1.00%
$100,001 - $250,000	0.75%	0.75%
$250,001 - $999,999	0.50%	0.50%
$1,000,000 and over	0%	0%

*The sales load will becomputed as a percentage of the public offering price and will not be part of  a Shareholder's investment in the Fund.
**The sales load will not constitute an investment made by the Shareholder in the Fund.

Eligible Shareholders
Shares are being offered only to Shareholders that are “Eligible Investors.”  Currently, Eligible Investors include Shareholders who are customers or clients of the Distributor or Selling Agents, as authorized by the Distributor. An existing Shareholder who makes an additional investment in the Fund will be required to meet these eligibility criteria at the time of the additional investment.

Each potential Shareholder is required to certify that the Shares purchased are
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being acquired for the account of an “accredited investor” as defined in Regulation D under the 1933 Act or an investor whose purchase is directed by a registered investment adviser acting in a fiduciary capacity.

To qualify as an “accredited investor”, an individual investor must have:  (i) a net worth (or joint net worth with the investor’s spouse) immediately prior to the time of purchase in excess of $1 million; or (ii) had an income in excess of $200,000 (or joint income with the investor’s spouse in excess of $300,000) in each of the two preceding years and has a reasonable expectation of reaching the same income level in the current year. For purposes of determining net worth, an investor’s primary residence shall be excluded from both total assets and total liabilities, except that liabilities attached to such residence should be included in total liabilities to the extent that: (i) such liabilities exceed fair market value of such residence; or (ii) any such liability was incurred within 60 days of the purchase date of your Fund investment (e.g., as a result of a second mortgage or a home equity loan), unless such indebtedness was incurred in connection with the purchase of such residence. Corporations, partnerships, trusts and other entities are generally required to have total assets in excess of $5 million. Existing Shareholders who purchase additional Shares are required to meet the foregoing eligibility criteria at the time of the additional purchase. The relevant investor qualifications are set forth in the investor application documents that must be completed by each prospective Shareholder.

Shares may not be purchased by non-resident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, all as defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

The Fund is not expected to generate “unrelated business taxable income” (“UBTI”), for Shareholders subject to ERISA and other tax-exempt Shareholders unless an investor incurs acquisition indebtedness in connection with its investment in the Fund.

The Distributor
The Distributor, which is an affiliate of the Adviser, is a securities broker-dealer registered with the SEC and is a member of FINRA. The principal offices of the Distributor are located at 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611. The Distributor is not compensated by the Fund for such services and bears its own costs associated with its activities as Distributor, except that the Fund may reimburse the Distributor for the costs associated with the filing of sales material with FINRA.

The Adviser (or one of its affiliates) may pay from its own resources (which may include revenue from advisory and management services) additional compensation or commissions, either at the time of sale or on an ongoing basis, to the Selling Agent for sales of Fund Shares by the Selling Agent and for ongoing investor servicing. Such payments, sometimes referred to as “revenue sharing,” may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the Selling Agent to offer or recommend a Fund instead of similar investments where such payments are not received such payments may be different for different intermediaries.

The Adviser may retain certain parties to act as servicing agents to assist with investor servicing and administration. The Adviser compensates such servicing agents out of its own resources.

The Adviser hopes to benefit from revenue sharing by maintaining and increasing the Fund’s net assets, which, as well as benefiting the Fund, would result in additional management and other fees for the Adviser and its affiliates. In consideration for revenue sharing, the Distributor or Selling Agents that manages

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an Intermediary Platform may feature a certain fund in its sales platform or give the Adviser preferential access to members of its sales force or management. An intermediary may earn a profit on revenue sharing payments, and such payments may provide your intermediary with an incentive to favor the Fund. A Shareholder may inquire of its intermediary regarding any payments received from the Adviser or the Fund, as well as about fees and/or commissions of the intermediary.

The Fund agrees to indemnify, defend and hold the Distributor, its officers and members and any person who controls the Distributor free and harmless from and against all claims, demand, liabilities and expenses. Likewise, the Distributor agrees to indemnify, defend and hold the Fund, its officers and Trustees and any person who controls the Fund free and harmless from and against all claims, demand, liabilities and expenses.

In connection with Class A Shares of the Fund, under a plan adopted in accordance with Rule 12b-1 under the 1940 Act ("Class A Plan"), the Fund pays the Distributor or a designee a distribution and/or service fee equal to 0.75% per annum of the aggregate net asset value of the Fund's Class A Shares outstanding, determined as of the last calendar day of each month (“the Distribution and Service Fee”). The Distribution and Service Fee is payable monthly. Because this fee is paid out of the Fund's assets on an on-going basis, over time this fee will increase the cost of a Shareholder's investment and may cost the Shareholder more than paying other types of sales charges. The Distributor or designee may transfer or re-allow all or a portion of the Distribution and Service Fee to certain intermediaries. The Adviser also may pay a fee out of its own resources to intermediaries.

Pursuant to the conditions of an exemptive order issued by the SEC, the Distribution and Service Fee is paid pursuant to a plan adopted by the Fund in compliance with the provisions of Rule 12b-1 under the 1940 Act (“Class A Plan”). The Distribution and Service Fee serves as a vehicle for the Fund to pay the Distributor for payments it makes to intermediaries. The Distributor may pay all or a portion of the Distribution and Service Fee it receives to intermediaries.

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No Right of Redemption
No Shareholder or other person holding Shares acquired from a Shareholder has the right to require the Fund to redeem those Shares. There is no public market for Shares, and none is expected to develop. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Fund, as described below.

Repurchases of Shares
The Fund will from time to time offer to repurchase Shares pursuant to written tenders by Shareholders. Repurchase offers will be made at such times and on such terms as may be determined by the Board of Trustees, in its sole discretion. In determining whether the Fund should offer to repurchase Shares from Shareholders, the Board of Trustees will consider the recommendation of the Adviser. The Adviser expects that generally it will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders four times each year, effective as of the last day of each calendar quarter. The Board of Trustees will also consider the following factors, among others, in making this determination:

	●	whether any Shareholders have requested that the Fund repurchase their Shares;

	●	the liquidity of the Fund’s assets;

	●	the investment plans and working capital requirements of the Fund;

	●	the relative economies of scale with respect to the size of the Fund;

	●	the history of the Fund in repurchasing Shares; and

	●	the economic condition of the securities markets.

The Fund will repurchase Shares from Shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all Shareholders or persons holding Shares acquired from Shareholders, or to one or more classes of Shareholders, as applicable. When the Board of Trustees determines that the Fund shall repurchase Shares, notice will be provided to Shareholders describing the terms thereof, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders who are deciding whether to tender their Shares during the period that a repurchase offer is open may ascertain the net asset value of their Shares by contacting the Adviser during the period.

Repurchases of Shares from Shareholders by the Fund may be made, in the discretion of the Fund, and may be paid in cash or by the distribution of securities in-kind or partly in cash and partly in-kind. However, the Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares for repurchase. Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Shares from Shareholders. Any in-kind distribution of securities will consist of marketable securities traded on an established securities exchange (valued in accordance with the Declaration of Trust), which will be distributed to all tendering Shareholders on a pari passu basis. The Fund does not impose any charges in connection with repurchases of Shares or portion of Shares.

The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the

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repurchase. The purchase of Shares pursuant to the offer to repurchase will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Shareholders make additional purchases of Shares from time to time, although there can be no assurance that such additional purchases will occur. Unforeseen and extreme volatility in the Fund’s portfolio also could adversely affect the value of remaining Shareholders’ Shares due to estimated valuations that are subject to adjustments, although the Fund’s policy is designed to minimize such potential. Payment for Shares purchased pursuant to an offer to repurchase may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses. To any extent the Fund incurs short-term debt to finance a repurchase of shares, which is expected, the Fund will bear any interest costs until such funds are repaid. At times the Fund may need to borrow substantially in order to meet Shareholders’ repurchase requests, possibly leaving the rest of the Fund levered and may result in significant costs to the Fund.

The Fund is authorized to borrow. The Fund may borrow money for certain purposes, such as making payments to Investment Funds in accordance with the Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Fund, subject to any limitations imposed by applicable law. Although the Fund does not anticipate borrowing at such levels, in all cases the Fund will maintain continuous asset coverage for borrowings of 300% in compliance with the requirements of the 1940 Act.

Due to liquidity restraints associated with the Fund’s investments in Investment Funds and the fact that the Fund may have to effect withdrawals from those Investment Funds to pay for Shares being repurchased, the Fund presently expects to employ the following repurchase procedures:

1.
A Shareholder choosing to tender Shares for repurchase must do so by the date specified in the notice describing the terms of the offer (the “Expiration Date”) which generally will be approximately 65 days before the date as of which Shares are to be repurchased. The Shares (tendered and accepted) will be valued as of the date on which Shares are to be repurchased (the “Valuation Date”), which is expected to be the last day of each calendar quarter;

2.
Promptly after the Expiration Date, each Shareholder whose Shares have been accepted for repurchase by the Fund will receive a promissory note from the Fund (to be held by the Administrator and Transfer Agent on behalf of such Shareholder) (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Shares. There typically will be a “hold‑back” applicable to each Shareholder tendering 90% or more of their Shares for repurchase. The determination of the value of Shares as of the Valuation Date will use estimates and is subject to adjustment (based upon the results of the final determination of value and the next

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REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS
annual audit of the Fund’s financial statements).

The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times.

The first payment (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Shares, determined as of the Valuation Date. The Fund will make commercially reasonable efforts to make some or all of the Initial Payment on the Valuation Date, but anticipates making the entire Initial Payment no later than the later of (a) within 35 days after the Valuation Date, or (b) if the Fund has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of interests, within 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Investment Funds.

The second and final payment (the “Contingent Payment”) in respect of any applicable holdback is expected to be in an amount equal to the excess, if any, of (a) the net asset value of the Shares tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the Investment Funds) over (b) the Initial Payment, which is generally paid within 120 days after the Valuation Date. In respect of Shareholders having tendered less than 90% of their Shares, within 120 days after the Valuation Date, each Shareholder’s remaining interest in the Fund may be adjusted to equal the value of their remaining interest as of the Valuation Date, to any extent necessary.

Although the amounts required to be paid by the Fund under the Promissory Note will generally be paid in cash, the Fund may under certain limited circumstances noted above, pay all or a portion of the amounts due by the in-kind distribution of marketable securities.

Under these procedures, Shareholders will have to decide whether to tender their Shares for repurchase without the benefit of having current information regarding the value of Shares as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Shareholders must tender Shares and the date they can expect to receive payment for their Shares from the Fund. However, promptly after the expiration of a repurchase offer, Shareholders whose Shares are accepted for repurchase by the Fund will be given the above-described non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Shares. Payments for repurchased Shares may be delayed under circumstances where the Fund has determined to redeem its interests in Investment Funds to make such payments, but has experienced delays in receiving payments from the Investment Funds.

Repurchases of Shares by the Fund are subject to certain regulatory requirements imposed by SEC rules. The Fund believes that the repurchase procedures described above comply with these requirements. However, if modification of the Fund’s repurchase procedures is deemed necessary to comply with regulatory requirements, the Board of Trustees will adopt revised procedures designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

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REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS

Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily on its books:  (i) cash, including any cash from borrowing; (ii) liquid securities; or (iii) interests in Investment Funds that the Fund has requested be withdrawn (or any combination of the foregoing), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Shareholders tendering Shares. Neither the Initial Payment nor the Contingent Payment is insured or guaranteed by any bank or the Federal Deposit Insurance Corporation, Federal Reserve Board, Office of the Comptroller of the Currency or any other government agency.

If a repurchase offer is oversubscribed by Shareholders who tender their Shares for repurchase (in other words, if the amount of Shares tendered exceeds the amount that the Fund has offered to repurchase), the Fund will repurchase only a pro rata portion of the Shares tendered, unless the offer to repurchase Shares in the Fund is increased and extended. In addition, a Shareholder who tenders for repurchase only a portion of such Shareholder’s Shares will be required to continue to own Shares having a net asset value not less than $10,000, or such lesser amount as may be established by the Board of Trustees. In the event that a Shareholder’s investment falls below the required minimum due to the repurchase by the Fund of Shares on a pro rata basis, the Fund shall waive the required minimum amount. Additionally, the Fund will only repurchase securities in accordance with Rule 13e-4 of the Exchange Act. Mandatory redemptions will not discriminate unfairly against any Shareholder and, in the event that less than all of the Shares are redeemed, the redemptions will occur on a pro-rata basis, or in such other manner as it will not discriminate unfairly against any Shareholder.

The Fund may repurchase, by means of redemption, Shares of a Shareholder or any person acquiring Shares from or through a Shareholder in the event that:

●
the Shares have been transferred or the Shares have been vested in any person by operation of law as the result of the death, divorce, disability, dissolution, bankruptcy or incompetency of a Shareholder;

●
ownership of the Shares by a Shareholder or other person is likely to cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction, or may subject the Fund or any Shareholder to an undue risk of adverse tax risk or other fiscal or regulatory consequences;

●	continued ownership of the Shares may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees or the Adviser;

●	any of the representations and warranties made by a Shareholder in connection with the acquisition of Shares was not true when made or has ceased to be true;

●
the value of a Shareholder’s Shares is less than an amount that the Board determines to be a minimum investment in the Fund, or more than an amount that the Board determines to be a maximum investment in the Fund; or

●	it would be in the best interests of the Fund for the Fund to repurchase the Shares.

In the event that the Adviser or one of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund.

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REDEMPTIONS, REPURCHASES OF SHARES AND TRANSFERS
Transfers of Shares
Shares held by Shareholders may be transferred only under certain limited circumstances, with the written consent of the Board of Trustees or its delegatee (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances).

Notice to the Fund of any proposed transfer must include evidence satisfactory to the Board of Trustees that the proposed transferee meets any requirements imposed by the Fund with respect to investor eligibility and suitability, and must be accompanied by transfer and other documentation that the Board of Trustees or its delegatee may reasonably request. The Board of Trustees may not consent to a transfer of Shares by a Shareholder unless such transfer is to a single transferee or after the transfer of a portion of the Shares, the balance of the account of each of the transferee and transferor is not less than $10,000. A Shareholder who transfers Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

Any transferee that acquires Shares in the Fund by operation of law as the result of the death, divorce, dissolution, bankruptcy or incompetency of a Shareholder or otherwise, shall be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the Declaration of Trust and to tender the Shares for repurchase by the Fund.

By purchasing Shares, each Shareholder agrees to indemnify and hold harmless the Fund, the Board of Trustees, the Adviser, each other Shareholder and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder in connection with any such transfer.

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DISTRIBUTIONS
Dividends will generally be paid at least annually on the Fund’s Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the Investment Funds in whose securities the Fund invests will not pay any dividends, and this, together with the Fund’s expenses, means that there can be no assurance the Fund will have substantial income or pay dividends. The Fund is not a suitable investment for any investor who requires dividend income.
It is anticipated that gains or appreciation in the Fund’s investments typically will be treated as ordinary income. Such amounts will generally be distributed at least annually and such distributions would be taxed as ordinary income dividends to Shareholders that are subject to U.S. income tax.
It is anticipated that substantially all of any taxable net capital gain realized on investments will be distributed to Shareholders at least annually. The net asset value of each Share that a Shareholder owns will be reduced by the amount of the distributions or dividends that a Shareholder actually or constructively receives from that Share.
Pursuant to the DRP established by the Fund, each Shareholder will automatically be a participant under the DRP and have all income distributions, whether dividend distributions and/or capital gains distributions, automatically reinvested in additional Shares. An election not to participate in the DRP and to receive all income distributions, whether dividend distributions or capital gain distributions, in cash may be made by notice to the Fund or to a Shareholder’s intermediary (who should be directed to inform the Fund). A Shareholder is free to change this election at any time. If, however, a Shareholder requests to change its election within 95 days prior to a distribution, the request will be effective only with respect to distributions after the 95-day period. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary) must contact the nominee regarding its status under the DRP, including whether such nominee will participate on such Shareholder’s behalf as such nominee will be required to make any such election.
Generally, for U.S. federal income tax purposes, Shareholders receiving Shares under the DRP will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the Shareholder not participated in the DRP.
Shares will be issued pursuant to the DRP at their net asset value determined on the next valuation date following the ex-dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no Sales Load or other charge for reinvestment. A request for change of participation/non-participation status in the DRP must be received by the Fund within the above time frame to be effective for that dividend or capital gain distribution. A Fund may terminate the DRP at any time upon written notice to the participants in the DRP. The Fund may amend the DRP at any time upon 30 days’ written notice to the participants. Any expenses of the DRP will be borne by the Fund.
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THIS DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. A TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares by Shareholders that are United States persons (as defined in the Code). This summary is based upon existing U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular Shareholders in light of their individual investment circumstances, including Shareholders subject to special tax rules, such as U.S. financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships, Shareholders liable for the alternative minimum tax, persons holding Shares through partnerships or other pass-through entities, or Shareholders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary assumes that Shareholders have acquired Shares pursuant to this offering and will hold their Shares as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes.
Significant tax reform legislation was enacted on December 22, 2017, when the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law. The Tax Act made substantial changes to the U.S. federal tax laws, including changes to the individual and corporate income tax rates, limiting deductions for “business interest” and modifying or repealing various other deductions, limiting the extent to which net operating losses may be utilized and fundamental changes to U.S. tax rules governing international taxation. These and other changes contained in the Tax Act may significantly affect the U.S. taxation of the Fund, its Shareholders, and entities in which the Fund invests. Moreover, various aspects of the Tax Act remain unclear and administrative guidance is anticipated regarding the application of numerous provisions. Prospective Shareholders should consult their own tax advisors regarding the Tax Act.
Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on ordinary dividend distributions by the Fund. By contrast, if a non-U.S. Shareholder invested directly in the non-U.S. Investment Funds in which the Fund will invest, distributions that the non-U.S. investor received from such Investment Funds would generally not be subject to U.S. withholding tax. Accordingly, the Fund will generally not be an appropriate investment for non-U.S. Shareholders.
Prospective Shareholders should consult their own tax advisors regarding the foreign and U.S. federal, state, and local income and other tax considerations that may be relevant to an investment in the Fund.
In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Memorandum regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with their overall investment plans.
Taxation of the Fund
The Fund intends to qualify as a regulated investment company (a “RIC”) under federal income tax law. As such, the Fund generally will not be subject to U.S. federal income tax on its net investment income and net capital gains (that is, the excess of long-term capital gains over short-term capital losses) that it distributes to Shareholders. To qualify for this treatment, the Fund must meet three numerical tests each year.

First, at least 90% of the annual gross income of a RIC must consist of dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies, or net income derived from interests in qualified publicly traded partnerships. Income allocated to the Fund will retain its original tax character for purposes of the annual gross income test. Income realized by the Fund as a result of the Fund electing mark-to-market tax treatment for its PFIC

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investments will constitute qualifying income for purposes of this 90% annual gross income requirement. With respect to the Fund’s investments in partnerships, the Fund will be treated as receiving its proportionate share of each item of gross income earned by the partnership and must look through to the character of such items of gross income earned by the partnership.

Second, at the close of each quarter of its taxable year, (a) at least 50% of the value of a RIC’s total assets must consist of (i) cash and cash items, U.S. government securities, the securities of other RICs and (ii) other securities, with such other securities limited, in respect to any one issuer, to an amount not greater than 5% of the value of the RIC’s total assets and not more than 10% of the outstanding voting securities of such issuer; and (b) not more than 25% of the value of the RIC’s total assets can be invested in the securities (other than U.S. government securities and the securities of other RICs) of (i) any one issuer, (ii) any two or more issuers that the RIC controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (iii) any one or more qualified publicly traded partnerships. The Fund will be deemed to satisfy the diversification requirements if the Fund’s assets meet these requirements.

Third, a RIC must distribute annually at least the sum of 90% of its investment company taxable income (net investment income and the excess of net short-term capital gain over net long-term capital loss) and 90% of its net tax-exempt income, if any. The Board has approved a dividend reinvestment plan (“DRP”) under which dividends distributed by the Fund will be reinvested in the Fund. Shareholders will have the ability to opt out of the DRP.

In order to avoid incurring a nondeductible 4% federal excise tax obligation, a RIC must distribute (or be deemed to have distributed) by December 31 of each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of its capital gain net income (which is the excess of its realized capital gains over its realized capital losses), generally computed on the basis of the one-year period ending on September 30 of such year, after reduction by any available capital loss carryforwards and (iii) 100% of any ordinary income and capital gain net income from the prior year (as previously computed) that were not paid out during such year and on which the Fund paid no federal income tax. The Fund intends to make sufficient distributions or deemed distributions each year to avoid liability for this excise tax. With respect to PFIC stock held by the Fund, if a mark-to-market election is in effect, the Fund must calculate this excise tax distribution based upon the September 30 values of such PFIC stock. See “—Investments in Passive Foreign Investment Companies” below. The Fund will need timely information from the Investment Managers of the Investment Fund partnerships in which it invests regarding the partnership income and gain allocated to the Fund in order to meet these distribution requirements. The required distribution with respect to foreign currency gains treated as ordinary income under Section 988 is also based upon the twelve-month period ending September 30. With respect to all other ordinary taxable income, the Fund must calculate the distribution with respect to excise tax based on the calendar year.

In general, for purposes of the 90% gross income requirement described above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized by the Fund. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” will be treated as qualifying income. A “qualified publicly traded partnership” is a publicly traded partnership that satisfies certain requirements with respect to the type of income it produces. The Investment Fund partnerships in which the Fund will invest are not expected to be qualified publicly traded partnerships, so the

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Fund will need to rely on the Investment Managers to provide the Fund with timely information regarding the amount and character of Investment Fund income and gain being allocated to the Fund in order for the Fund to satisfy both the gross income and the distribution requirements described above. The Fund will also need to monitor the assets of the Investment Fund partnerships for purposes of satisfying the asset diversification requirement described above.

The Fund intends to comply with these requirements. If the Fund were to fail to make sufficient distributions, it could be liable for corporate income tax and for excise tax in respect of the shortfall or, if the shortfall were large enough, be disqualified as a RIC. If for any taxable year the Fund were to fail to qualify as a RIC due to the failure to meet any of the requirements above, (i) all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Shareholders and (ii) Shareholders would recognize dividend income on distributions to the extent of the Fund’s current and accumulated earnings and profits, although such dividends could be qualified dividend income taxable at long-term capital gain rates for individual Shareholders who meet certain holding period requirements, and corporate Shareholders could be eligible for the dividends-received deduction. In addition, in order to re-qualify as a RIC, the Fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions.

Distributions to Shareholders
The Fund contemplates declaring and distributing to Shareholders all or substantially all of its taxable income in the form of annual dividends. In general, distributions will be taxable to Shareholders for federal, state and local income tax purposes to the extent of the Fund’s current and accumulated earnings and profits. Such distributions are taxable whether they are received in cash or reinvested in Fund Shares. The Fund expects that its distributions will generally be taxable to Shareholders at ordinary income rates, although any capital gain dividends paid by the Fund will be taxable to Shareholders as long-term capital gain. Although not anticipated, distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) each Shareholder’s tax basis in its Shares and any such amount in excess of such basis will be treated as gain from the sale of Shares, as discussed below.

As described below under “Investments in Passive Foreign Investment Companies,” the Fund expects that gains, if any, from the foreign Investment Funds in which the Fund invests will be treated as ordinary income for U.S. federal income tax purposes. The Fund may realize long-term capital gains in connection with its investment in direct investments, mutual funds and exchange traded funds, and in Investment Fund partnerships, in which case a portion of its distributions to Shareholders may qualify for lower tax rates applicable to long-term capital gains. Likewise, a portion of the Fund’s dividends paid to Shareholders that are corporations may be eligible for the “dividends received” deduction.

Distributions of net capital gain, if any, designated as capital gains dividends will be taxable to a Shareholder as long-term capital gains, regardless of how long the Shareholder has held Fund Shares. Distributions of the Fund’s net realized short-term gains would be taxable as ordinary income.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to Shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each Shareholder will (i) be required to report his pro rata share of such gain on his tax return as long-term capital gain, (ii) receive a refundable tax credit for his pro rata share of tax paid by the Fund

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on the gain and (iii) increase the tax basis for his Shares by an amount equal to the deemed distribution less the tax credit.

If, for any calendar year, the Fund’s total distributions exceed the Fund’s current and accumulated earnings and profits, the excess will be treated as a tax-free return of capital to each Shareholder (up to the amount of the Shareholder’s basis in his or her Shares) and thereafter as gain from the sale of such Shares (assuming the Shares are held as capital assets). The amount treated as a tax-free return of capital will reduce the Shareholder’s adjusted basis in his or her Shares, thereby increasing his or her potential gain or reducing his or her potential loss on the subsequent sale or other disposition of his or her Shares.

With respect to a tax-exempt organization investing in the Fund, if the Fund qualifies as a RIC, dividends and other distributions paid by the Fund will not constitute unrelated business taxable income (“UBTI”), provided such tax-exempt organization has not borrowed money in connection with its investment in the Fund.

Certain net investment income received by an individual having adjusted gross income in excess of $200,000 (or $250,000 for married individuals filing jointly) will be subject to a tax of 3.8 percent. Undistributed net investment income of trusts and estates in excess of a specified amount also will be subject to this tax. Dividends and capital gains distributed by the Fund, and gain realized on sale of Fund Shares, will constitute investment income of the type subject to this tax.

Dividends and distributions on the Fund’s Shares are generally subject to federal income tax as described herein, even though such dividends and distributions may economically represent a return of a particular Shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when a Fund’s net asset value reflects gains that are either unrealized, or realized but not distributed. Such realized gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses. Certain distributions declared in October, November or December to Shareholders of record of such month and paid in the following January will be taxed to Shareholders as if received on December 31 of the year in which they were declared. In addition, certain other distributions made after the close of a taxable year of the Fund may be “spilled back” and treated as paid by the Fund (except for purposes of the non-deductible 4% federal excise tax) during such taxable year, but in such case, Shareholders will be treated as having received such dividends in the taxable year in which the distributions were actually made.

Shareholders who are not citizens or residents of the United States generally will be subject to a 30% U.S. federal withholding tax, or U.S. federal withholding tax at such lower rate as prescribed by applicable treaty, on distributions by the Fund. By contrast, if a non-U.S. Shareholder invested directly in the non-U.S. Investment Funds in which the Fund will invest, distributions that the non-U.S. investor received from such Investment Funds would generally not be subject to U.S. withholding tax. Accordingly, the Fund may not be an appropriate investment for non-U.S. Shareholders. Each non-U.S. Shareholder must provide documentation to the Fund certifying the Shareholder’s non-United States status. In addition, under recent legislation known as FATCA, which began in 2014, a 30% U.S. withholding tax may apply to any U.S.-source “withholdable payments” made to a non-U.S. entity unless the non-U.S. entity enters into an agreement with the Internal Revenue Service (the “Service”) or with a governmental authority in its own country, if applicable, to collect and provide substantial information regarding its “United States accounts,” or such non-U.S. entity otherwise demonstrates compliance with or exemption from FATCA. For this purpose, a United States account is any “financial account” held by one or more “specified United States persons” or “United States owned foreign entities.”  The withholding tax began in

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2014 with respect to U.S.-source income and is expected to begin in 2019 with respect to U.S.-source investment sale proceeds. Non-U.S. Shareholders should consult their own tax advisors regarding the impact of this recent legislation on their investment in the Fund.

The Fund will inform its Shareholders of the source and status of each distribution made in a given calendar year after the close of such calendar year.

Gains from Repurchases and Transfers of Shares
The repurchase or transfer of the Fund’s Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his or her Shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will realize a capital gain or loss. Such gain or loss will be measured by the difference between the Shareholder’s amount received and his or her adjusted tax basis of the Shares. For non-corporate Shareholders, gain or loss from the transfer or repurchase of Shares generally will be taxable at a U.S. federal income tax rate dependent upon the length of time the Shares were held. Shares held for a period of one year or less at the time of such repurchase or transfer will, for U.S. federal income tax purposes, generally result in short-term capital gains or losses, and those held for more than one year will generally result in long-term capital gains or losses.

The maximum tax rate applicable to capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the maximum ordinary income tax rate for gains recognized on the sale of capital assets held for one year or less, or (ii) 20% for gains recognized on the sale of capital assets held for more than one year (as well as certain capital gain distributions) (15% or 0% for individuals in certain tax brackets).

Any loss realized upon the sale or exchange of Shares with a holding period of six months or less will be treated as a long-term capital loss to the extent of any capital gain distributions received with respect to such Shares. In addition, all or a portion of a loss realized on a sale or other disposition of Shares may be disallowed under “wash sale” rules to the extent the Shareholder acquires other Shares of the Fund (whether through the reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the date of disposition of the Shares. Any disallowed loss will result in an adjustment to the Shareholder’s tax basis in some or all of the other Shares acquired.

Sales charges paid upon a purchase of Shares cannot be taken into account for purposes of determining gain or loss on a sale of the Shares before the 91st day after their purchase to the extent a sales charge is reduced or eliminated in a subsequent acquisition of Shares of the Fund (or of another fund), during the period beginning on the date of such sale and ending on January 31 of the calendar year following the calendar year in which such sale was made, pursuant to the reinvestment or exchange privilege. Any disregarded amounts will result in an adjustment to the Shareholder’s tax basis in some or all of any other Shares acquired.

Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Service certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure

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obligation with respect to their investment in Fund Shares.

Investments in Passive Foreign Investment Companies
The Fund intends to acquire interests in Investment Funds organized outside the United States that are treated as corporations for U.S. tax purposes and that will generally be treated as PFICs for federal income tax purposes.

The Fund may, to the extent possible under certain circumstances, elect to treat the PFIC as a qualified electing fund (a “QEF”), which would result in the Fund’s recognizing income and gain each year based on its allocable share of the income and gain recognized by the QEF.

To the extent the Fund cannot elect QEF treatment or to the extent such treatment is not optimal, the Fund may elect to “mark to market” shares that it holds in PFICs at the end of each taxable year. By making this election, the Fund will recognize as ordinary income any increase in the value of those PFIC shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in that value unless the loss is required to be deferred. The Fund’s basis in PFIC shares will be increased by the amount of mark-to-market income recognized with respect to such shares and decreased by the amount of any deduction allowed for mark-to-market loss with respect to such shares. Gains realized with respect to PFICs that the Fund has elected to mark to market will be ordinary income. If the Fund realizes a loss with respect to such a PFIC, whether by virtue of selling all or part of the Fund’s interest in the PFIC or because of the “mark to market” adjustment described above, the loss will be ordinary to the extent of the excess of the sum of the mark-to-market gains over the mark-to-market losses previously recognized with respect to the PFIC. To the extent that the Fund’s mark-to-market loss with respect to a PFIC exceeds that limitation, the loss will effectively be taken into account in offsetting future mark-to-market gains from the PFIC, and any remaining loss will generally be deferred until the PFIC shares are sold, at which point the loss will be treated as a capital loss. Capital losses recognized by the Fund in a taxable year will be deductible against capital gains recognized by the Fund in that year or in following years.

By making the mark-to-market election, the Fund may be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions that it receives from PFICs. Accordingly, the Fund may need to borrow money or to dispose of interests in Investment Funds in order to make the required distributions.

If neither a “mark to market” nor a QEF election is made with respect to an interest in a PFIC, the ownership of the PFIC interest may have significantly adverse tax consequences. In such a case, the Fund would be subject to an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions and on gain from the disposition of the shares of a PFIC (collectively referred to as “excess distributions”), even if those excess distributions are paid by the Fund as a dividend to Shareholders, and such excess distributions must be taken into account for purposes of the RIC qualification and excise tax distribution requirements.

As described above, a RIC must distribute annually at least 90% of its investment company taxable income and tax-exempt income. For purposes of this distribution requirement, the mark-to-market income with respect to PFIC shares owned by the Fund will be determined annually as of the last day of the Fund’s tax year, which is September 30. For purposes of determining the distributions the Fund must make in order to avoid the 4% federal excise tax described above, such PFIC shares will be marked to market as of September 30 each year.

The PFIC provisions generally do not apply to any investment in the stock of a foreign corporation that qualifies as a "controlled foreign corporation" ("CFC") if

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the shareholder is a "U.S. shareholder" (as defined herein) by means of its percentage ownership in the CFC. A “U.S. shareholder” of a CFC generally must include in income currently its pro rata share of, among other things, the CFC’s “Subpart F income,” whether or not currently distributed to such shareholder. “Subpart F income” includes the various types of passive income. Additionally, a CFC’s “global intangible low-taxed income” (GILTI) may be tax to U.S. shareholders in a manner similar to the taxation of Subpart F income. A “U.S. shareholder” is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation or 10% or more of the total value of the stock of the foreign corporation. A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by “U.S. shareholders.” “Subpart F income” of a CFC that is currently taxed to a “U.S. shareholder” is not subject to tax again in its hands when actually distributed to such shareholder. Where there is an overlap of income inclusion under the Subpart F rules, on the one hand, and the QEF election rules, on the other, the Subpart F rules take precedence and such income is in any event taxed only once. In addition, a corporation will not be treated with respect to a shareholder as a PFIC during the “qualified portion” of such shareholder’s holding period with respect to stock in such corporation. Generally, the term “qualified portion” means the portion of the shareholder’s holding period during which the shareholder is a “U.S. shareholder” (as defined above) and the corporation is a CFC.

If the Fund owns 10% or more of either the combining voting power or value of the outstanding shares of a foreign Investment Fund in which it invests, and together with other U.S. shareholders satisfies the 50% ownership test with respect to such Investment Fund, the Fund will not be able to make a mark-to-market election under the PFIC rules and the CFC tax rules will apply. In such event, the Investment Fund’s Subpart F income will be included in the Fund’s income whether or not the Investment Fund distributes such income.  Under proposed Treasury Regulations, inclusions of a CFC’s income in a RIC’s income will only be considered qualifying income for the RIC if the CFC makes distributions to the RIC out of the associated earnings and profits for the applicable taxable year.

Income received by the Fund with respect to its investments in PFICs is expected to be treated as qualifying income for RIC purposes. If the Fund owns 10% or more of either the combining voting power or value of the outstanding shares of a PFIC, there is risk (depending on the level of ownership of other U.S. Shareholders in the PFIC) that the Fund’s investment would be taxed under the CFC rules rather than the PFIC rules. In such event, the PFIC’s income that is included in the Fund’s income under the CFC rules will only be considered qualifying income for the Fund if the PFIC makes distributions to the Fund out of the associated earnings and profits for the applicable taxable year. Similarly, if the Fund makes a QEF election for a PFIC, the Fund’s income and gain with respect to such PFIC will only be qualifying income for the Fund if the PFIC distributes the income and gain to the Fund.

Partnerships
The Fund may invest in Investment Funds treated as partnerships for U.S. federal income tax purposes. In such cases, the Fund will be treated as receiving its proportionate share of each item of gross income earned by the partnership and must look through to the character of such items of gross income earned by the partnership in applying the RIC qualifying income test. Income derived by the Fund from an investment in a partnership is treated as qualifying income for RIC

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purposes only to the extent such income is attributable to items of partnership income that would be qualifying income if received directly by the Fund. Although some Investment Fund strategies (e.g., long-short equity funds) generate income that would be qualifying income for RIC purposes, other strategies (e.g., commodity funds, energy funds and real estate funds) produce income that would not be “good” income for RIC qualification purposes. Similarly, the Fund would look through the partnership to the partnership’s underlying assets for purposes of analyzing the Fund’s asset diversification. The Fund will closely monitor its investments in funds that are treated as partnerships in order to assure the Fund’s compliance with Subchapter M requirements. The Fund also will need to rely upon information reported to it by partnership Investment Funds for purposes of determining income required to be distributed by the Fund for RIC qualification purposes, for purposes of avoiding corporate income tax and for purposes of avoiding the nondeductible 4% excise tax, and such Investment Funds may not provide the necessary information within the time period needed by the fund for such purposes.

Gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on the disposition of debt securities denominated in a foreign currency, foreign currency forward contracts and certain other positions in foreign currency, to the extent attributable to fluctuations in exchange rates generally between the acquisition and disposition dates, are also treated as ordinary income or loss. Such fluctuations may affect the timing, amount and character of distributions to Shareholders.

Certain Withholding Taxes
The Investment Funds may be subject to taxes, including withholding taxes, attributable to investments of the Investment Funds. U.S. Shareholders in the Fund will not be entitled to a foreign tax credit with respect to any of those taxes.

Consequences of Failure to Satisfy RIC Requirements
If the Fund does not qualify as a RIC for any taxable year, the Fund’s taxable income will be subject to corporate income taxes, and all distributions from earnings and profits, including distributions of net capital gain (if any), will be taxable to Shareholders as ordinary income. Such distributions will be eligible to be treated as qualified dividend income with respect to Shareholders who are individuals and will be eligible for the dividends received deduction in the case of Shareholders taxed as corporations, provided certain holding period requirements are met. In order to requalify for taxation as a RIC, the Fund may be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions.

State and Local Taxes
In addition to the U.S. federal income tax consequences summarized above, prospective Shareholders should consider the potential state and local tax consequences of an investment in the Fund. Shareholders are generally taxable in their state of residence on dividend and capital gain distributions they receive from the Fund. The Fund may become subject to taxes in states and localities if it is deemed to conduct business in those jurisdictions.

Information Reporting and Backup Withholding
After the end of each calendar year, Shareholders will be sent information regarding the amount and character of distributions received from the Fund during the year. The Fund may need to rely upon estimates of its income from Investment Fund partnerships in which it invests for purposes of providing Shareholders with such information about the tax status of the Fund’s distributions to Shareholders.

Legislation passed by Congress in 2008 requires the Fund (or its administrative agent) to report to the Internal Revenue Service and furnish to Shareholders the cost basis information and holding period for Fund Shares purchased on or after

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January 1, 2012, and repurchased by the Fund on or after that date. The Fund will permit Shareholders to elect from among several permitted cost basis methods. In the absence of an election, the Fund will use average cost as its default cost basis method. The cost basis method a Shareholder elects may not be changed with respect to a repurchase of Shares after the settlement date of the repurchase. Shareholders should consult with their tax advisors to determine the best permitted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

Information returns generally will be filed with the Service in connection with distributions with respect to the Shares unless Shareholders establish that they are exempt from the information reporting rules, for example by properly establishing that they are corporations. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable dividends and other distributions paid to and proceeds of share sales, exchanges, or redemptions made by any individual shareholder (including foreign individuals) who fails to furnish the Fund with a correct taxpayer identification number, who has under-reported dividends or interest income, or who fails to certify to the Fund that he or she is a United States person and is not subject to such withholding. The backup withholding tax rate is 24%. Distributions will not be subject to backup withholding to the extent they are subject to the withholding tax on foreign persons described in the next paragraph. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner of the account and may be claimed as a credit on the record owner’s federal income tax return.

A non-U.S. Shareholder generally will be subject to U.S. withholding tax at a 30% rate (or at a lower rate if a tax treaty applies) on dividends from the Fund (other than capital gain and certain other designated dividends, if any) that are not “effectively connected” with a United States trade or business carried on by such Shareholder. To claim tax treaty benefits and/or to avoid back-up withholding as described in the preceding paragraph, a non-U.S. Shareholder will be required to provide the Fund with a properly completed IRS Form W-8BEN or other applicable W-8 Form. Non-U.S. entities considering an investment should also be aware of the requirements for avoiding withholding tax under FATCA, as discussed above.

Other Taxes
The foregoing is a summary of some of the tax rules and considerations affecting Shareholders and the Fund’s operations, and does not purport to be a complete analysis of all relevant tax rules and considerations, nor does it purport to be a complete listing of all potential tax risks inherent in making an investment in the Fund. All Shareholders are urged to consult with their own tax advisers regarding any proposed investment in the Fund. A Shareholder may be subject to other taxes, including but not limited to, state and local taxes, estate and inheritance taxes, and intangible taxes that may be imposed by various jurisdictions. The Fund also may be subject to state, local, and foreign taxes that could reduce cash distributions to Shareholders. It is the responsibility of each Shareholder to file all appropriate tax returns that may be required.

Each prospective Shareholder is urged to consult with his or her tax adviser with respect to any investment in the Fund. In addition to the particular matters set forth in this section, tax-exempt entities should review carefully those sections of this Memorandum regarding liquidity and other financial matters to ascertain whether the investment objective of the Fund is consistent with their overall investment plans.

Certain Issues Pertaining to Specific Exempt Organizations
Private Foundations. Private foundations and their managers are subject to excise taxes if they invest “any amount in such a manner as to jeopardize the carrying out of any of the foundation’s exempt purposes.”  This rule requires a

119

TAXES
foundation manager, in making an investment, to exercise “ordinary business care and prudence” under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation’s portfolio.

In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its “distributable amount,” which includes, among other things, the private foundation’s “minimum investment return,” defined as 5% of the excess of the fair market value of its non-functionally related assets (assets not used or held for use in carrying out the foundation’s exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation’s investment in the Fund would most probably be classified as a non-functionally related asset. A determination that an interest in the Fund is a non-functionally related asset could conceivably cause cash flow problems for a prospective Shareholder which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

In some instances, an investment in the Fund by a private foundation may be prohibited by the “excess business holdings” provisions of the Code. For example, if a private foundation (either directly or together with a “disqualified person”) acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have “excess business holdings.”  If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Fund is “passive” within the applicable provisions of the Code and Regulations. There can be no assurance that the Fund will meet such 95% gross income test.

A substantial percentage of investments of certain “private operating foundations” may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

Qualified Retirement Plans. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts (“IRA”) and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. (See “ERISA Considerations.”)

Endowment Funds. Investment managers of endowment funds should consider whether the acquisition of Shares is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

120

ERISA CONSIDERATIONS
ANY U.S. FEDERAL TAX ADVICE CONTAINED HEREIN, IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS DESCRIBED HEREIN (OR IN ANY SUCH OPINION OF COUNSEL). EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

THE FOLLOWING SUMMARY OF CERTAIN ASPECTS OF ERISA IS BASED UPON ERISA, JUDICIAL DECISIONS, DEPARTMENT OF LABOR REGULATIONS AND RULINGS IN EXISTENCE ON THE DATE HEREOF. THIS SUMMARY IS GENERAL IN NATURE AND DOES NOT ADDRESS EVERY ERISA ISSUE THAT MAY BE APPLICABLE TO THE FUND OR A PARTICULAR SHAREHOLDER. ACCORDINGLY, EACH PROSPECTIVE SHAREHOLDER SHOULD CONSULT WITH ITS OWN COUNSEL IN ORDER TO UNDERSTAND THE ERISA ISSUES AFFECTING THE FUND AND THE SHAREHOLDER.
General
Persons who are fiduciaries with respect to a U.S. employee benefit plan or trust within the meaning of, and subject to, the provisions of ERISA (an “ERISA Plan”), an individual retirement account or a Keogh plan subject solely to the provisions of the Code[5] (an “Individual Retirement Fund”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, avoidance of prohibited transactions and compliance with other standards. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, the risk and return factors of the potential investment (including the fact that the returns may be subject to federal tax as unrelated business taxable income), the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the projected return of the total portfolio relative to the ERISA Plan’s funding objectives, and the limitation on the rights of Shareholders to redeem all or any portion of their Shares or to transfer their Shares. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Plan Asset Consequences
Because the Fund is registered as an investment company under the 1940 Act, the assets of the Fund should not be treated as “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and ERISA’s and the Code’s prohibited transaction rules. Thus, neither the Board of Trustees nor the Adviser will be a fiduciary within the meaning of ERISA by reason of its authority with respect to the Fund. Similar rules apply with respect to the Fund.

Representations by Plans	An ERISA Plan proposing to invest in the Fund will be required to represent that it

5          References hereinafter made to ERISA include parallel references to the Code.

121

ERISA CONSIDERATIONS
is, and any fiduciaries responsible for the ERISA Plan’s investments are, aware of, and understand, both the Fund’s investment objectives, policies and strategies, and that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

WHETHER OR NOT THE ASSETS OF THE FUND ARE TREATED AS “PLAN ASSETS” FOR PURPOSES OF ERISA, AN INVESTMENT IN THE FUND BY AN ERISA PLAN IS SUBJECT TO ERISA. ACCORDINGLY, FIDUCIARIES OF ERISA PLANS SHOULD CONSULT WITH THEIR OWN COUNSEL AS TO THE CONSEQUENCES UNDER ERISA OF AN INVESTMENT IN THE FUND.

ERISA Plans and Individual Retirement Funds Having Prior Relationships with the members of the Board of Trustees and/or any of their Affiliates
Certain prospective ERISA Plan and Individual Retirement Fund Shareholders may currently maintain relationships with the members of the Board of Trustees and/or their affiliates. Each of such persons may be deemed to be a party in interest to, and/or a fiduciary of, any ERISA Plan or Individual Retirement Fund to which any of them provide investment management, investment advisory or other services. ERISA prohibits ERISA Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Similar provisions are imposed by the Code with respect to Individual Retirement Funds. ERISA Plan and Individual Retirement Fund Shareholders should consult with counsel to determine if participation in the Fund is a transaction which is prohibited by ERISA or the Code.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this Prospectus is general and may be affected by future publication of regulations and rulings. Potential benefit plan Shareholders should consult their legal advisers regarding the consequences under ERISA and the Code relevant to the acquisition and ownership of Shares.

122

SUMMARY OF DECLARATION OF TRUST
The following is a summary description of additional items and of select provisions of the Declaration of Trust which may not be described elsewhere in this Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the Declaration of Trust.
Shareholder Shares
Persons who purchase Shares in the offering being made hereby will be Shareholders. The Adviser and its affiliates may purchase Shares and maintain an investment in the Fund, and to that extent will be Shareholders of the Fund.

Liability of Shareholders
Under Delaware law and the Declaration of Trust, no Shareholder shall be personally liable for the debts, liabilities, obligations and expenses incurred by, contracted for, or otherwise existing with respect to the Fund. Shareholders shall be entitled, to the fullest extent permitted by law, to the same limitation of personal liability as is extended under the Delaware General Corporation Law to stockholders of private corporations for profit

Duty of Care of the Trustees
The Declaration of Trust provides that a Trustee shall not be personally liable to the Fund or any Shareholder for any loss or damage occasioned by any act or omission in the performance of the Trustee’s services unless it shall be determined that such loss is due to an act or omission of such Trustee constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the Trustee’s office. The Declaration of Trust also contains provisions for the indemnification, to the extent permitted by law, of a Trustee by the Fund (but not by Shareholders individually) against any liability and expense to which the Trustee may be liable which arise in connection with the performance of the Trustee’s activities on behalf of the Fund, except to the extent such liability or expense was incurred by such Trustee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Trustee’s office. Trustees shall not be personally liable to any Shareholder for any repayment by reason of any change in the Federal or state income tax laws applicable to the Fund or its Shareholders. The rights of indemnification and exculpation provided under the Declaration of Trust shall not be construed so as to provide for indemnification of a Trustee for any liability (including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the Declaration of Trust to the fullest extent permitted by law.

Amendment of the Declaration of Trust
The Declaration of Trust may generally be amended, in whole or in part, with the approval of the Board of Trustees (including a majority of the Independent Trustees, if required by the 1940 Act) and without the approval of Shareholders unless the approval of Shareholders is required by the 1940 Act.

Term, Dissolution and Liquidation
The Fund will be dissolved:  (i) upon the affirmative vote to dissolve the Fund by the Board of Trustees; (ii) upon the affirmative vote of a “majority of the outstanding voting securities” of the Fund, as such term is defined in the 1940 Act, at a meeting of Shareholders called by the Board of Trustees for the purpose of determining whether the Fund should be dissolved; (iii) upon the failure of Shareholders to elect successor Trustees at a meeting called by the management services provider when no Trustee remains to continue the business of the Fund; or (iv) as required by operation of law. Upon the occurrence of any event of dissolution, the Board of Trustees or the Adviser, acting as liquidator under appointment by the Board of Trustees (or another liquidator, if the Board of Trustees does not appoint the Adviser to act as liquidator or is unable to perform this function), is charged with winding up the

123

SUMMARY OF DECLARATION OF TRUST
affairs of the Fund and liquidating its assets.

Upon the liquidation of the Fund, its assets will be distributed (i) first to satisfy the debts, liabilities and obligations of the Fund (other than debts to Shareholders) including actual or anticipated liquidation expenses, (ii) next to repay debts owing to Shareholders, and (iii) finally to Shareholders proportionately in accordance with their ownership of Shares. Assets may be distributed in kind on a pro rata basis if the Board of Trustees or liquidator determines that the distribution of assets in kind would be in the interests of Shareholders in facilitating an orderly liquidation.

124

ADDITIONAL INFORMATION
Reports to Shareholders
The Fund furnishes to Shareholders as soon as practicable after the end of each calendar year, information on IRS Form 1099 as is required by law to assist the Shareholders in preparing their tax returns. Information regarding the performance of the Fund is available in the Fund’s annual and semi-annual reports. The Fund anticipates sending to Shareholders unaudited semi-annual and audited annual reports within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. Shareholders also are sent quarterly reports regarding the Fund’s operations during each quarter. Any Shareholder may request from the Adviser an estimate, based on unaudited data, of the net asset value of the Fund as of the end of any calendar month. The Fund’s semi-annual and annual reports contain financial statements that provide important information regarding the operations of the Fund, its investments and its investment performance. Prospective Shareholders should obtain and review the Fund’s most recent annual report and, if more recent, the Fund’s latest semi-annual report, before investing.

Fiscal Year	For accounting purposes, the Fund’s fiscal year is the 12-month period ending March 31. The 12-month period ending September 30 of each year is the taxable year of the Fund.

Financial Statements	The Fund will send to Shareholders unaudited semi-annual and audited annual reports.

Independent Registered Public Accounting Firm and Legal Counsel
The Board of Trustee has selected PricewaterhouseCoopers LLP (“PwC”) as the independent registered public accounting firm of the Fund. PwC performs certain tax and audit services for the Fund. PwC’s principal business address is located at One North Wacker Drive, Chicago, Illinois 60606.

K&L Gates LLP, Boston, Massachusetts, serves as legal counsel to the Fund. The firm also acts as legal counsel to the Adviser and its affiliates with respect to certain other matters. In connection with the Fund’s offering of Shares and subsequent advice to the Fund, the Adviser and their affiliates, K&L Gates LLP will not be representing Shareholders of the Fund. No independent counsel has been retained to represent Shareholders of the Fund.

K&L Gates LLP’s representation of the Fund, the Adviser and their respective affiliates is limited to specific matters as to which it has been consulted by the Fund, the Adviser and/or their respective affiliates. There may exist other matters which could have a bearing on the Fund, the Adviser or their respective affiliates as to which it has not been consulted. In addition, K&L Gates LLP does not undertake to monitor the compliance of the Adviser and its affiliates with the investment program, valuation procedures and other guidelines set forth in this Prospectus, nor does it monitor compliance with applicable laws.
Proskauer Rose LLP, New York, New York, acts as legal counsel to the Independent Trustees.

Custodian
The Bank of New York Mellon (the “Custodian”) serves as the custodian of the assets of the Fund and may maintain custody of such assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board of Trustees in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts, except to the extent

125

ADDITIONAL INFORMATION
that securities may be held in the name of the Custodian or a subcustodian in a securities depository, clearing agency or omnibus customer account. The Custodian is a multinational banking and financial services corporation and its principal address is 240 Greenwich Street, New York, NY 10286.

The Administrator and Transfer Agent serves as escrow agent for the Fund. Subscription funds from prospective Shareholders are held in a non-interest-bearing escrow account at the Bank of New York Mellon. On the purchase date, the subscription funds are released to the Fund. In the event that a subscription is not accepted, the Administrator and Transfer Agent will return the subscription funds to the prospective Shareholders.

Inquiries
Inquiries concerning the Fund and Shares (including information concerning purchase and repurchase procedures) should be directed to:

Grosvenor Capital Management, L.P.
900 North Michigan Avenue
Suite 1100
Chicago, IL  60611
Telephone:   (312) 506-6500
Facsimile:  (312) 506-6888
*  *  *  *  *
All potential Shareholders in the Fund are encouraged to consult appropriate legal and tax counsel.

TABLE OF CONTENTS STATEMENT OF ADDITIONAL INFORMATION
Page
Outstanding Record Ownership	1
Financial Statements	2

126

The information in this statement of additional information is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This statement of additional information, which is not a prospectus, is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

GROSVENOR HEDGE FUND GUIDED PORTFOLIO SOLUTION

STATEMENT OF ADDITIONAL INFORMATION
[_____________]

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Grosvenor Hedge Fund Guided Portfolio Solution (the “Fund”) dated, [_________] (the “Prospectus”).  Capitalized terms are as defined herein or in the Prospectus. A copy of the Prospectus may be obtained by contacting the Fund at Grosvenor Capital Management, L.P., 900 North Michigan Avenue Suite 1100, Chicago, IL 60611 or Telephone (312) 506-6500.

Shares of beneficial interest ("Shares") in the Fund have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any other Federal or state governmental agency or regulatory authority or any national securities exchange. No agency, authority or exchange has passed upon the accuracy or adequacy of this Prospectus or the merits of an investment in the Shares offered hereby. Any representation to the contrary is a criminal offense.

Table of Contents
Statement of Additional Information

Page

Outstanding Record Ownership	1

Financial Statements	2

Hedge Fund Guided Portfolio Solution (the “Fund”)

As of January 20, 2019, the following person(s) own of record 5% or more of the Fund’s Shares:

Class I	ROBERT A BRUGGEWORTH TTEE U/A DTD 03/05/2012	5407 Mecklenburg Rd., Greensboro, NC 27407	5.04%

Class A	None

The following table provides information about our outstanding Class A Shares and Class I Shares as of January 1, 2019:

Title of Class	Amount Authorized	Amounts Held by Registrant for its Account	Amount of Outstanding Exclusive of Amount Shown Under

Class A Shares	Unlimited	0	0
Class I Shares	Unlimited	0	19,839.651

Hedge Fund Guided Portfolio Solution
Financial Statements
June 13, 2018

Hedge Fund Guided Portfolio Solution
Index
June 13, 2018

Page(s)
Report of Independent Registered Public Accounting Firm	4
Financial Statements
Statement of Assets and Liabilities	5
Statement of Operations	6
Notes to Financial Statements	7

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholder of Hedge Fund Guided Portfolio Solution

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of Hedge Fund Guided Portfolio Solution (the “Fund”) as of June 13, 2018, and the related statement of operations for the one day ended June 13, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of June 13, 2018 and the results of its operations for the one day ended June 13, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
July 5, 2018

We have served as the auditor of one or more investment companies in the Grosvenor Registered Funds since 2002.

Hedge Fund Guided Portfolio Solution
Statement of Assets and Liabilities
As of June 13, 2018
(Expressed in U.S. Dollars)

Assets
Cash	$100,000
Due from Adviser	245,102
Deferred offering costs	97,165
Total assets	442,267

Liabilities
Accrued organizational fees	211,536
Accrued offering fees	96,315
Payable to Adviser	26,916
Accrued professional fees	7,500
Total liabilities	342,267
Net assets	$100,000
Net asset value per share (10,000 shares outstanding)	$10.00

The accompanying notes are an integral part of these financial statements

Hedge Fund Guided Portfolio Solution
Statement of Operations
One Day Ended June 13, 2018
(Expressed in U.S. Dollars)

Expenses
Organizational fees	$237,602
Professional fees	7,500
Less: Reimbursement by Adviser	(245,102)
Net Investment Income	-

Increase (decrease) in net assets from operations	$-

The accompanying notes are an integral part of these financial statements

Hedge Fund Guided Portfolio Solution
Notes to Financial Statements
As of June 13, 2018
(Expressed in U.S. Dollars)

1.	Organization

Hedge Fund Guided Portfolio Solution (the "Fund") was organized as a Delaware statutory trust on April 12, 2018, and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company.

Through June 13, 2018 the Fund had not commenced operations other than those matters related to organization and registration as an investment company, the registration of shares for sale under the Securities Act of 1933, and the sale and issuance of 10,000 shares of the Fund to Grosvenor Capital Management, L.P. (the “Adviser” or “Grosvenor”).

The Fund's primary investment objective is to seek absolute returns with low to moderate volatility and with minimal correlation to the global equity and fixed income markets while preserving capital.  In pursuing its investment objectives, the Fund will invest, upon commencement of investment operations, principally through a multi-manager, multi-strategy program of investment in a diverse group of private investment funds ("Investment Funds"), managed by a select group of alternative asset managers (“Investment Managers”). The Fund seeks to implement its investment objective by investing in Investment Funds that will invest both long and short, in a wide range of “alternate” investment strategies.

Because the Fund is a closed-end investment company, Shares are not redeemable at the option of Shareholders and are not exchangeable for Shares of any other fund. Although the Board of Trustees (the “Board”) in its discretion may cause the Fund to offer from time to time to repurchase Shares at the Shareholders’ capital account value, Shares are considerably less liquid than shares of funds that trade on a stock exchange or shares of open-end investment companies. With respect to any offer to repurchase Shares by the Fund, the aggregate repurchase amount will be determined by the Board in its discretion and such repurchase amount may represent only a small portion of outstanding Shares. Because the Fund’s investments in Investment Funds themselves have limited liquidity, the Fund may not be able to fund significant repurchases. Shareholders whose Shares are accepted for repurchase also bear the risk the Fund’s Shareholders’ capital account value may fluctuate significantly between the time that they submit their request for repurchase and the date as of which Shares are valued for the purpose of repurchase.

The Fund made the election to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) (i.e. a 1099-issuing “RIC”).

Hedge Fund Guided Portfolio Solution
Notes to Financial Statements
As of June 13, 2018
(Expressed in U.S. Dollars)

The Board has overall responsibility to manage and supervise the operations of the Fund, including the exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business.

Grosvenor serves as investment adviser and management services provider of the Fund. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and is responsible for the day-to-day operations of the Fund as well as investment management and advisory services.

2.	Significant Accounting Policies

The Adviser has determined that the Fund meets the requirements of an investment company and as a result, maintains its accounting records and has presented these financial statements in accordance with the reporting requirements under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies (“ASC 946”).

a.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Fund’s financial statements are reasonable and prudent; however, the actual results could differ from these estimates.

b.	Expenses

Pursuant to the terms of the advisory agreement between the Fund and the Adviser, the Fund pays the Adviser a monthly fee at an annual rate of 0.55% (the “Advisory Fee”) based on the Fund’s net assets determined as of the last business day of each month (prior to any withdrawal or distribution of capital during the month).

Hedge Fund Guided Portfolio Solution
Notes to Financial Statements
As of June 13, 2018
(Expressed in U.S. Dollars)

The ordinary operating expenses of the Fund (exclusive of the Advisory Fee, investment-related costs and expenses (includes Investment Fund fees and expenses), taxes, interest, related costs of borrowing, brokerage commissions, payments to certain financial intermediaries for providing services, sub-accounting, recordkeeping and/or other administrative services to the Fund and any extraordinary expenses of the Fund) are subject to an expense limitation agreement between Grosvenor and the Fund, capping such expenses at 0.80% per annum of the average monthly net assets of the Fund (the “Expense Limitation”).

The Expense Limitation Agreement will remain in effect until July 31, 2019 and will terminate unless renewed by the Adviser. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of the fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the end of the fiscal year in which the fee was waived or the expense was paid or absorbed. Recoupment will be made as promptly as possible, but will be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment.

Certain financial intermediaries that maintain accounts for the benefit of their customers and provide servicing, sub-accounting, recordkeeping and/or other administrative services to the Fund are compensated by the Fund at the level of 0.10% per annum for such services.

The Payable to Adviser on the Statement of Assets and Liabilities represents the Adviser’s payment of certain expenses on behalf of the Fund prior to commencement of operations.

GRV Securities LLC ("GSLLC"), an affiliate of the Adviser, will serve as the primary distributor of Shares (the “Distributor”) for the Fund. GSLLC does not receive payment from the Fund for these services. Shares will be purchased through the Distributor or brokers or dealers (“Selling Agents”) that have entered into selling agreements with the Distributor.

The Bank of New York Mellon provides custodial services for the Fund. BNY Mellon Investment Servicing (U.S.) Inc. will serve as administrator and accounting agent to the fund and in that capacity provides certain account, record keeping, investor related services, and regulatory administrative services.

Hedge Fund Guided Portfolio Solution
Notes to Financial Statements
As of June 13, 2018
(Expressed in U.S. Dollars)

	c.	Organization and Offering Costs

Organization expenses consist of costs incurred to establish the Fund and enable them legally to do business. These expenses are paid by the Fund and charged to expenses as incurred. Offering costs include registration fees and fees regarding the preparation and printing of the initial registration statement. Offering costs are accounted for as deferred costs until operations begin and are then amortized over twelve months on a straight- line basis. The Fund expects to incur additional offering costs subsequent to June 13, 2018 and through the period which the Fund’s shares are publicly offered.

	d.	Income Taxes

The Fund intends to elect to be treated, and expects each year to qualify as a RIC under Subchapter M of the Code. The Fund has elected to have a tax year end of September 30. The Fund intends to annually distribute to its shareholders substantially all of its ordinary income and net realized gains sufficient to relieve it from all, or substantially all, federal income and excise taxes. Accordingly, no provision for U.S. federal income or excise tax has been recorded in these financial statements.

3.	Capital Share Transactions

The Fund issued 10,000 shares to Grosvenor, in exchange for a contribution of $100,000. As of June 13, 2018, there are no additional shareholders in the Fund.

4.	Guarantees

Under the Fund’s organization documents, its Independent Trustees and Fund officers are indemnified against certain liabilities arising out of the performance of their duties to the Fund. In addition, in the normal course of business, the Fund enters into contracts that contain a variety of representations and warranties and which provide general indemnities. The Fund’s maximum exposure under these arrangements is unknown, as this would involve future claims against the Fund that have not yet occurred. However, based on experience, the Fund expects the risk of loss due to these warranties and indemnities to be remote.

5.	Subsequent Events

The Fund has evaluated all subsequent events through the date that the financial statements were issued and noted no material events requiring disclosure.

PART C - OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements:

The financial statements of the Registrant dated as of June 13, 2018, are included in Parts A and B of the Registrant’s Registration Statement.

(2)	Exhibits:

(a)	(i)
Certificate of Formation dated April 12, 2018, incorporated by reference to the Fund’s Registration Statement on Form N-2 filed with the Commission on April 26, 2018 (Accession No. 00000898432-18-000473).

(ii)
Agreement and Declaration of Trust, dated April 12, 2018, incorporated by reference to the Fund’s Registration Statement on Form N-2/A filed with the Commission on July 6, 2018 (Accession No. 0000898432-18-000774) (“Pre-Effective Amended Registration Statement”).

(b)	Bylaws of the Registrant, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(c)	Not applicable.

(d)	Refer to Exhibit (a)(ii).

(e)	Dividend Reinstatement Plan, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(f)	Not applicable.

(g)
Investment Management Agreement between the Registrant and Grosvenor Capital Management, L.P., dated June 19, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(h)	(i) Distribution Agreement between the Registrant and GRV Securities LLC, dated June 19, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(ii) Form of Dealer Agreement between GRV Securities LLC and Selling Agents, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(iii)
Class A Plan pursuant to Rule 12b-1, incorporated by reference to the Fund's post-effective amendment No. 1, filed with the SEC on October 4, 2018 (Accession No. 0000898432-18-001088) ("Post-Effective Amendment No. 1").

(iv) Multi-Class Plan pursuant to Rule 18f-3, incorporated by reference to the Fund's Post-Effective Amendment No. 1.

(v) Amended Distribution Agreement between the Registrant and GRV Securities LLC, dated September 12, 2018, incorporated by reference to the Fund's Post-Effective Amendment No. 1.

(i)	Not applicable.

(j)	Joinder to the Custody Agreement between the Registrant and Bank of New York Mellon, dated June 19, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(k)	(i)
Joinder to the Administrative Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc., dated June 19, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(ii) Investment Company Reporting Modernization Services Amendment to the Administrative Agreement between the Registrant and BNY Mellon Investment Services (US) Inc., dated December 17, 2018, filed herewith.

(iii) Expense Limitation Agreement between the Fund and Grosvenor Capital Management, L.P., dated June 19, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(iv) Form of Escrow Agreement with Bank of New York Mellon Corporation and BNY Mellon Investment Servicing (US) Inc., incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(v)
Expense Limitation Agreement for Class A Shares between the Fund and Grosvenor Capital Management, L.P., dated September 12, 2018, incorporated by reference to the Fund's Post-Effective Amendment No. 1.

(vi) Expense Limitation Agreement for Class I Shares between the Fund and Grosvenor Capital Management, L.P., dated September 12, 2018, incorporated by reference to the Fund's Post-Effective Amendment No. 1.

(vii) Administrative Services and Sub-Accounting Plan, dated June 19, 2018, incorporated by reference to the Fund's Post-Effective Amendment No. 1.

(l)
Opinion of K&L Gates LLP, dated July 25, 2018, incorporated by reference to the Fund’s pre-effective amendment No. 3, filed with the SEC on July 25, 2018 (Accession No. 0000898432-18-000857) ("Pre-effective amendment No. 3").

(m)	Not applicable.

(n)	Consent of auditors, dated February 15, 2019, filed herewith.

(o)	Not applicable.

(p)	Initial Subscription Agreement, dated June 19, 2018, incorporated by reference to the Fund’s Pre-Effective Amended Registration Statement.

(q)	Not applicable.

(r)	(i) Code of Ethics of the Registrant, dated June 19, 2018, filed herewith.

(ii)
Joint Code of Ethics of the Adviser and Distributor, dated September 18, 2018, incorporated by reference to the Fund's post-effective amendment No. 2, filed with the SEC on December 6, 2018 (Accession No. 0000898432-18-001369).

(s)	Power of Attorney, dated June 19, 2018, incorporated by reference to the Fund's Pre-Effective amendment No. 3.

Item 26.	Marketing Arrangements

Distribution Agreement is filed as exhibit (h).

Item 27.	Other Expenses of Issuance and Distribution

The appropriate expenses in connection with the offering are as follows:

Description	Amount
Registration and Filing Fees	$140,538
Organizational/Offering Fees and Expense	$588,000
Accounting Fees and Expenses	$ 18,000
State Blue-Sky Fees and Expenses	$ 42,418

Item 28.	Persons Controlled by or Under Common Control
Grosvenor Registered Multi-Strategy Fund (TI 1), LLC
Grosvenor Registered Multi-Strategy Fund (TI 2), LLC
Grosvenor Registered Multi-Strategy Fund (W), LLC
Grosvenor Registered Multi-Strategy Master Fund, LLC
GRF Domestic Sub-Fund, LLC (a wholly owned subsidiary of Grosvenor Registered Multi-Strategy Master Fund, LLC)
Item 29.	Number of Holders of Securities

Set forth below is the number of record holders as of 2/1/2019, of each class of securities of the Registrant:
Title of Class	Number of Record Holders
Class A Shares	0
Class I Shares	202
Item 30.	Indemnification

The Registrant's Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective executors, heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

The Registrant’s Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Management Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Adviser and its personnel under certain circumstances.

Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the

Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31.	Business and Other Connections of Investment Adviser
Grosvenor Capital Management L.P. (the “Adviser”), is an Illinois limited partnership that offers investment management services and is a registered investment adviser. The Adviser is investment adviser to the Registrant. The Adviser’s offices are located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611. Information as to the officers and directors of the Adviser is included in its current Form ADV (CRD No: 108654) filed with the Securities and Exchange Commission. The Adviser is also registered with the Commodities Futures Trading Commission (“CFTC”) as a commodity pool operator and commodities trading advisor and is a member of the National Futures Association.
Item 32.	Location of Accounts and Records

The Bank of New York Mellon Corporation and BNY Mellon Investment Servicing (US) Inc., maintain certain required accounting related and financial books and records of the Registrant at 103 Bellevue Parkway, Wilmington, DE 19809. The other required books and records are maintained by the Adviser at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611.
Item 33.	Management Services
Not applicable.
Item 34.	Undertakings

1.
The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.
3.	Not applicable.
4.	The Registrant undertakes:
a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.
that, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.
that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];
(2)
the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
5.	Not applicable.
6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago in the State of Illinois this 15th day of February, 2019.
HEDGE FUND GUIDED PORTFOLIO SOLUTION

By:	/s/ Scott J. Lederman
Scott J. Lederman
Trustee, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
By:	/s/ Scott J. Lederman	Trustee, Chief Executive Officer and President	February 15, 2019
Scott J. Lederman

By:	/s/ Kathleen P. Sullivan	Chief Financial Officer and Treasurer	February 15, 2019
Kathleen P. Sullivan

By:	/s/ Alan Brott*	Trustee	February 15, 2019
Alan Brott

By:	/s/ Henry S. Bienen*	Trustee	February 15, 2019
Henry S. Bienen

By:	/s/ Brian P. Gallagher*	Trustee	February 15, 2019
Brian P. Gallagher

By:	/s/ Victor J. Raskin*	Trustee	February 15, 2019
Victor J. Raskin

By:	/s/ Thomas G. Yellin*	Trustee	February 15, 2019
Thomas G. Yellin

By:	/s/ Scott J. Lederman	*Attorney-in-Fact	February 15, 2019
Scott J. Lederman

*As Attorney-in-Fact pursuant to Power of Attorney, dated June 19, 2018.

INDEX TO EXHIBITS

(k)(ii)	Investment Company Reporting Modernization Services Amendment to the Administrative Agreement, dated December 17, 2018.

(n)	Consent of auditors, dated February 15, 2019.

(r)(1)	Code of Ethics of the Registrant dated June 19, 2018.